As filed with the Securities and Exchange Commission on October 22, 1996
                                                      Registration No. ________




                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM S-1
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933


                          RIVIERA HOLDINGS CORPORATION
             (Exact name of Registrant as specified in its charter)

          Nevada                      6719                      88-0296885
---------------------------  ---------------------------- ----------------------
State or other Jurisdiction  (Primary Standard Industrial   (I.R.S. Employer
   of Incorporation or       Classification Code Number)  Identification Number)
     Organization)

                         2901 Las Vegas Boulevard South
                             Las Vegas, Nevada 89109
                                 (702) 734-5110
    ------------------------------------------------------------------------
    (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                              William L. Westerman
                Chairman of the Board and Chief Executive Officer
                          Riviera Holdings Corporation
                         2901 Las Vegas Boulevard South
                             Las Vegas, Nevada 89109
                                 (702) 734-5110
           ---------------------------------------------------------
           (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   copies to:
       Fredric J. Klink                         Jeffrey M. Knetsch
     Dechert, Price & Rhoads          Brownstein Hyatt Farber & Strickland, P.C.
477 Madison Avenue, 12th Floor            410 Seventeenth Street, 22nd Floor
    New York, New York 10022                  Denver, Colorado  80202

     Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.




                                              CALCULATION OF REGISTRATION FEE
======================================================================================================================
                                                                  Proposed          Proposed
                                                  Amount           maximum           maximum        Amount of
           Title of each class of                  to be       offering price       aggregate      registration
        securities to be registered            registered(1)    per share(2)    offering price(2)      fee
----------------------------------------------------------------------------------------------------------------------
Common Stock, par value $0.001
  per share.................................     3,450,000         $15.00         $51,750,000       $17,844.83
======================================================================================================================

(1) Includes 450,000 shares of Common Stock issuable upon exercise of over-allotment options to be granted to the underwriters.
(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 of the Securities Act of 1933, as amended.

         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration nor qualification under the securities laws of any such State.

PROSPECTUS

                  SUBJECT TO COMPLETION, DATED OCTOBER 22, 1996


                                3,000,000 Shares
                          Riviera Holdings Corporation
                                  Common Stock


     Of the 3,000,000 shares of Common Stock of Riviera Holdings Corporation (the "Company"), $.001 par value per share (the "Common Stock"), offered hereby, 1,500,000 shares are being sold by the Company and 1,500,000 shares are being sold by certain shareholders of the Company named herein (the "Selling Shareholders") (the "Offering"). The Company will not receive any of the proceeds from the sale of Common Stock by the Selling Shareholders. See "Principal and Selling Shareholders."

     The Common Stock is traded on the American Stock Exchange ("AMEX") under the symbol "RIV." On __________, 1996, the closing sale price of the Common Stock on the AMEX was $____ per share. See "Price Range of Common Stock."

     See "Risk Factors" beginning on page 7 for a discussion of certain factors that should be considered by prospective purchasers of the Common Stock.



     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     NEITHER THE NEVADA GAMING COMMISSION NOR THE NEVADA STATE GAMING CONTROL BOARD HAS PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS OR THE INVESTMENT MERITS OF THE COMMON STOCK OFFERED HEREBY. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

================================================================================================
                                             Underwriting                       Proceeds to
                               Price to      Discounts and      Proceeds to       Selling
                                Public      Commissions(1)      Company(2)     Shareholders
------------------------------------------------------------------------------------------------
Per Share.................         $               $               $              $
Total(3)..................         $               $            $               $
================================================================================================

(1) For information regarding indemnification of the Underwriters by the Company and certain compensation payable to the Representatives of the Underwriters, see "Underwriting."
(2) Before deducting expenses of this Offering, estimated at approximately $_______, all of which will be paid by the Company. (3) The Company and certain Selling Shareholders have granted to the Underwriters a 30-day option to purchase up to 450,000 shares of Common Stock, solely to cover over-allotments, if any. If the Underwriters exercise this option in full, the total Price to Public, Underwriting Discounts and Commissions,
     Proceeds to Company and Proceeds to Selling Shareholders will be $      ,
     $       , $      , and $       , respectively.  See "Underwriting."


     The shares of Common Stock are offered by the several Underwriters when, as and if delivered to and accepted by the Underwriters, subject to their right to reject orders in whole or in part and to certain other conditions. It is expected that delivery of certificates representing the shares of Common Stock
will be made on or about                  , 1996 at the office of Ladenburg,
Thalmann & Co. Inc., New York, New York.



Ladenburg, Thalmann & Co. Inc.                  Raymond James & Associates, Inc.

               The date of this Prospectus is         , 1996.

            [Aerial photograph of the Riviera and surrounding area.]











































     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE AMERICAN STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY


     The following summary is qualified in its entirety by the more detailed information and consolidated financial statements and the related notes appearing elsewhere in this Prospectus. In this Prospectus, the term "Company" refers to Riviera Holdings Corporation, a Nevada corporation, and its subsidiaries including Riviera Operating Corporation ("ROC"). This Prospectus contains forward-looking information that involves risks and uncertainties, and such information is subject to the assumptions set forth in connection therewith and the information contained or incorporated by reference herein. Investors should carefully consider the information set forth under the heading "Risk Factors." Unless otherwise indicated, the information in this Prospectus (i) gives effect to the Company's stock splits in November 1994 and November 1995 and (ii) does not give effect to the exercise of the Underwriters' over-allotment option. See "Underwriting."

                                   The Company

     Riviera Holdings Corporation owns and operates the Riviera Hotel & Casino (the "Riviera") located on the Strip in Las Vegas, Nevada. The Riviera caters to adults seeking traditional Las Vegas-style gaming and entertainment. The Riviera is situated on a 26-acre site across the Strip from Circus Circus and adjacent to the Las Vegas Hilton and the Las Vegas Convention Center. The property features approximately 2,100 hotel rooms (including 169 suites), 105,000 square feet of casino space, a 100,000 square-foot convention, meeting and banquet facility (one of the largest in Las Vegas), four full-service restaurants, a 430-seat buffet, four showrooms, a 200-seat entertainment lounge, 47 food and retail concessions and approximately 2,900 parking spaces. The casino contains approximately 1,300 slot machines, 54 gaming tables, a keno lounge and a 200-seat race and sports book. The Riviera also offers one of the most extensive entertainment programs in Las Vegas, including such popular shows as Splash(R), An Evening at La Cage(R), Crazy Girls(sm) and Bottoms Up(R) and featured comedians at the Riviera Comedy Club(sm).

     Opened in 1955, the Riviera was one of the original casino/hotels on the Las Vegas Strip catering to high stakes gamblers. Since opening, the Riviera has been expanded several times. The most recent expansion, which occurred during 1988 through 1990, resulted in significant cost overruns and ultimately contributed to the Company's predecessor filing for bankruptcy protection in 1991. In 1992 the current management team was assembled and successfully guided the Company through its emergence from bankruptcy in June 1993. As a result of the bankruptcy, all of the Common Stock and $100.0 million of First Mortgage Notes were distributed to the secured creditors of the predecessor company.

     The new management team implemented new marketing programs, which included targeting California and the southwestern United States, and initiated a number of strategic changes to reposition the Riviera, including a shift from "high-rollers" to mid-level gaming customers, particularly slot players, who seek a broader entertainment experience. Management reconfigured the casino space to improve the flow of customer traffic, installed new slot machines and bill acceptors, reduced the number of gaming tables and de-emphasized baccarat. Management also decreased the volatility of gaming revenues through the reduction of credit limits, outsourcing of the Company's sports book and shifting to parimutuel horse wagering. Improved hotel marketing efforts have resulted in one of the highest room occupancy rates on the Strip. This repositioning of the Riviera, together with other cost saving measures, improved operating results with earnings before interest, taxes, depreciation and amortization ("EBITDA") increasing from $25.6 million in 1994 to $27.8 million in 1995 and from $14.0 million in the first six months of 1995 to $16.4 million in the first six months of 1996, a 17.0% increase; and net earnings increasing from $4.8 million in 1994 to $6.3 million in 1995 and from $3.2 million in the first six months of 1995 to $4.6 million in the first six months of 1996, a 42.1% increase.

     In order to capitalize on management's experience in repositioning and managing the Riviera through the bankruptcy process, the Company formed Riviera Gaming Management, Inc. ("RGM") for the primary purpose of obtaining casino management contracts with financially distressed casino/hotels in Nevada and other jurisdictions. Since August 1996, RGM has been managing the Four Queens Hotel/Casino ("Four Queens") located adjacent to the Golden Nugget on Fremont Street in downtown Las Vegas. Under the Four Queens management contract, RGM receives a guaranteed minimum management fee plus additional compensation based on EBITDA improvement of the Four Queens and warrants to purchase 20% of the equity of the Four Queens' parent.

Business and Growth Strategy

     Since the turnaround of the Riviera is substantially complete, management is pursuing a business and growth strategy which includes the following:

     Continue to Improve Performance of the Riviera. The Riviera will continue to emphasize marketing programs that appeal to slot and mid-level table game customers with a focus on creating repeat customers and increasing walk-in traffic. Key elements of this strategy include offering a value-oriented experience by providing a variety of hotel rooms, restaurants and entertainment, with some of Las Vegas' most popular shows, all at reasonable prices. The Company is continuing an extensive capital investment program at the Riviera, including completing the upgrade of its slot machines by the first quarter of 1997 and the refurbishment of all its hotel rooms, which is expected to be completed by mid-1997. In addition, the Company will focus its marketing to take advantage of the Riviera's location by capitalizing on the anticipated increase in walk-in traffic from the addition of 1,000 rooms across the Strip at Circus Circus and the expansions of the Las Vegas Hilton and the Las Vegas Convention Center.

     Further Develop the Riviera. The Company has engaged architects and designers to prepare an overall expansion plan ("Master Plan") for the existing 26-acre site. The Company expects that the first phase of the Master Plan ("Phase I") will include developing an entertainment attraction in approximately 20,000 square feet of vacant space fronting the Strip across from Circus Circus and the development of a 60,000 square foot domed shopping complex directly over the casino that will exit down into the casino. The Company believes that this entertainment and shopping complex will attract additional walk-in customers.

     Future phases of the Master Plan may include the development of approximately 10 acres of available land with the construction of a new hotel tower, a time-share tower (to be developed by a third party), additional convention space, a regional shopping mall and/or additional parking space.

     Manage Distressed Casino/Hotel Properties. Management has been recognized for its success in repositioning the Riviera and guiding the Company out of bankruptcy. The Company believes that there is increasing demand for the services of skilled gaming and hospitality professionals. The Company intends to capitalize on its turnaround and bankruptcy expertise by pursuing management contracts with financially distressed gaming properties. In addition to managing the Four Queens, management is actively reviewing and evaluating other financially troubled gaming properties in Nevada and other jurisdictions with a view towards managing properties with underlying sound business potential and in which the Company can purchase an equity interest.

     Develop New Casino/Hotels. The Company also plans to review and selectively acquire or develop casino/hotel properties both in Nevada and other jurisdictions. These other jurisdictions may include Colorado, Mississippi, West Virginia, Indiana, Native American-owned land and Mexico.

     The Company's principal executive offices are located at 2901 Las Vegas Boulevard South, Las Vegas, Nevada 89109, and its telephone number is (702) 734-5110.


                                  The Offering



Common Stock offered by:

  The Company.......................   1,500,000 shares

  The Selling Shareholders..........   1,500,000 shares

Common Stock to be outstanding
  after the Offering(1).............   6,440,103 shares

Use of Proceeds to the Company......   To fund (i) a portion of the multi-phase
                                       expansion of the Riviera's present
                                       property, (ii) the acquisition of equity interests in financially troubled gaming companies in conjunction with management contracts and (iii) the acquisition or development of other gaming properties in Nevada and other jurisdictions.

AMEX Symbol.........................   RIV


--------------------

(1) Excludes (i) 530,000 shares of Common Stock reserved for issuance upon the exercise of stock options under the Company's 1993 Stock Option Plan and Non-Qualified Stock Option Plan for Non-Employee Directors of which options to purchase 364,000 shares have been granted as of the date hereof and
    (ii) 209,897 shares reserved for issuance under the Company's Employee Stock Purchase Plan and Compensation Plan for Directors Serving on the Compensation Committee as of September 30, 1996. See "Management."

                      Summary Consolidated Financial Data

     The summary consolidated financial data set forth below has been derived from the audited consolidated financial statements of the Company for the respective periods presented and is qualified in its entirety by, and should be read in conjunction with, the consolidated financial statements and notes thereto, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the other financial and statistical data included elsewhere or incorporated in this Prospectus. The Summary Consolidated Financial Data as of June 30, 1996 and for the six months ended June 30, 1995 and 1996 have been derived from the Company's unaudited financial statements, which in the opinion of management, include all adjustments, consisting of normal recurring adjustments, that the Company considers necessary for a presentation of the results of operations and financial condition. The results of operations for the six-month periods ended June 30, 1995 and 1996 are not necessarily indicative of the results to be expected for the full year.

                                                                                                                 Six Months Ended
                                           Six Months Ended              Years Ended December 31,                    June 30,
                                      ----------------------       -----------------------------------     ------------------------
                                        June 30,       Dec 31,      Combined
                                          1993          1993          1993         1994          1995          1995          1996
                                          ----          ----          ----         ----          ----          ----          ----
                                      (Predecessor)  (Successor)                (Successor)   (Successor)  (Successor)   (Successor)
Income Statement Data:                                         (in thousands, except per share and other data)
  Net revenues......................     $72,702      $76,221      $148,923     $153,921      $150,747       $74,340        $83,273
  Income from operations............       8,260        8,767        17,027       19,919        20,980        10,698         12,525
  Interest expense, net.............       2,632        6,160         8,792       12,254        11,304         5,739          5,507
  Net income........................       5,628        2,607         8,235        4,790         6,344         3,249          4,616
  Net income per share..............           -        $0.54             -        $1.00         $1.26         $0.65          $0.91
  Weighted average shares
    outstanding.....................           -        4,800             -        4,800         5,041         5,016          5,072

Other Data:
  EBITDA(1).........................     $10,880      $11,166       $22,046      $25,593       $27,791       $14,002        $16,387
  Cash flows from operating
    activities......................       8,517          766         9,283       16,372        16,738         6,103          8,033
  Cash flows from investing
    activities......................     (1,478)      (4,307)       (5,785)     (10,439)       (8,218)       (3,742)        (2,560)
  Cash flows from financing
    activities......................     (2,311)      (4,658)       (6,969)      (2,696)       (2,983)       (1,580)        (1,352)
  Average occupancy rate (2)........       92.4%        95.0%         93.7%        97.5%         97.0%         97.1%          99.0%
  Average daily room rate (ADR).....      $51.63       $49.33        $50.42       $47.51        $54.16        $56.56         $59.03
  Number of slot machines (3).......       1,218        1,207         1,207        1,203         1,226         1,312          1,322
  Number of gaming tables (3).......          70           70            70           56            56            55             55

                                                                                                                At June 30, 1996
                                                                                                           ------------------------

Balance Sheet Data:                                                                                         Actual    As Adjusted(4)
                                                                                                            ------    -----------
  Cash and cash equivalents............................................................................    $ 26,083
  Total assets.........................................................................................     161,482
  Long-term debt.......................................................................................     109,048
  Shareholders' equity.................................................................................      31,070

(1) "EBITDA" consists of earnings before interest, taxes, depreciation and amortization. EBITDA should not be construed as an alternative to operating income (as determined in accordance with generally accepted accounting principles ("GAAP")) as an indicator of the Company's operating performance, or to cash flows from operating activities (as determined in accordance GAAP) as a measure of liquidity. The Company believes that EBITDA gives an indication of the cash generating capacity of the Riviera and is useful as a comparison with other industry participants.

(2)  Based on available rooms.

(3)  Number of licensed slot machines and table games at period end.

(4) As adjusted to give effect to the sale by the Company of 1,500,000 shares of Common Stock offered hereby based on the last reported sales price of $_______ on the AMEX on ___________, 1996 and the application of the net proceeds therefrom. See "Use of Proceeds."

                                  RISK FACTORS

     In addition to the other information and financial data set forth elsewhere in this Prospectus, the following information should be considered carefully by prospective investors in evaluating the Company, its businesses and an investment in the Common Stock.

Competition

     Intense competition exists in the gaming industry, and many of the Company's competitors have significantly greater resources than the Company. The Riviera faces competition from all other casinos and hotels in the Las Vegas area, principally competitors located on or near the Las Vegas Strip. In recent months, several of the Company's direct competitors have opened new casino/hotels or have commenced or completed major expansion projects, and other casino/hotels and expansions are planned. In addition, a number of new mega-resorts on the Strip have been announced and are expected to be completed within the next two years. Expansions or enhancements of existing properties or the construction of new properties by competitors could have a material adverse effect on the Company's business.

     Management believes that the most direct competition for the Riviera comes from certain large casino/hotels located on or near the Strip which offer amenities and marketing programs similar to those offered by the Riviera. These facilities currently include Bally's Las Vegas, the Flamingo Hilton Hotel, The Frontier Hotel and Gambling Hall, Harrah's Las Vegas, The Monte Carlo Resort & Casino, the Sahara Resort & Casino, The Stardust Hotel & Casino and the Tropicana Resort & Casino. The Riviera competes on the basis of the atmosphere and excitement offered by the facility, the desirability of its location, the quality and relative value of its hotel rooms and restaurants, the quality and variety of entertainment offered, customer service, the availability of convention facilities, its marketing strategy and special marketing and promotional programs.

     The Company also competes with casinos in other states, riverboat and Native American gaming ventures, state-sponsored lotteries, on- and off-track wagering, card parlors and other forms of legalized gaming in the United States, as well as with gaming on cruise ships and international gaming operations. In addition, certain states have recently legalized or are considering legalizing casino gaming in specific geographical areas within those states. Any future development of casinos, lotteries or other forms of gaming in other states, particularly areas close to Nevada, such as California, could adversely affect the Company's operations.

Dependence on Las Vegas Gaming Market and Dependence on Single Property

     Unlike many of its competitors, the current business of the Company is totally dependent on gaming in Las Vegas. The Riviera derives a substantial percentage of its business from tourists, principally from Southern California and the southwestern United States. Weakness in the economy of Southern California has in the past and could in the future adversely effect the financial results of the Company. The Company owns only one property, and as such, the Company's operations are primarily dependent upon the results achieved by the Riviera. Any significant disruption in operations at the Riviera would have a material adverse effect on the Company.

First Mortgage Notes

     The Company has outstanding $100.0 million of 11% Mortgage Notes due December 31, 2002 (the "First Mortgage Notes"). The First Mortgage Notes have a lien on all of the assets of the Company and ROC except for certain furniture, fixtures and equipment, including gaming equipment ("FF&E") acquired after June 1993. The First Mortgage Note Indenture (the "Note Indenture") contains a number of provisions which (i) restrict the Company's ability to expand its operations, (ii) require the Company to meet certain financial ratios, (iii) prohibit redemption of the First Mortgage Notes at the Company's option prior to June 1, 1998 and thereafter require payment of a substantial redemption premium and (iv) trigger an optional "put" in the event of the acquisition of a majority of the Common Stock by a third party. See "Description of Capitalization -- First Mortgage Notes."

     The Company's ability to invest in distressed or new gaming properties may be limited by the First Mortgage Note covenants. Further, commencement of future phases of the Master Plan for the Riviera would require substantial amendments to the Note Indenture or the early refinancing of the First Mortgage Notes. The Company's present resources are insufficient to enable the Company to pay the $100.0 million of principal on the First Mortgage Notes when they mature on December 31, 2002 and the Company expects that it will have to refinance the First Mortgage Notes at their maturity. There can be no assurance that the Company will be able to obtain the requisite consents to waivers or amendments of the Note Indenture covenants or refinance the First Mortgage Notes on reasonable terms. See "Description of Capitalization -- First Mortgage Notes."

Business and Growth Strategy; Need for Additional Financing

     Implementation of the Master Plan for the Riviera's site could entail significant development and construction risks which can give rise to delays or cost overruns and could cause major disruptions to existing operations. In addition, completion of the Master Plan will require significant financing from third parties. There can be no assurance that the Company will be able to obtain the necessary financing on satisfactory terms, if at all.

     While the Company intends to expand its business by managing additional gaming properties and acquiring and developing new gaming properties, there can be no assurance that it will be able to do so or that projects will become operational within the time frames and budgets contemplated by management. Further, to the extent that the Company is successful in its expansion strategy, it will face the inherent risks associated with the change from managing a single property to managing multiple properties.

Dependence On Key Personnel

     The loss of the services of one or more of the Company's executive officers could have a material adverse effect on the Company. The Company has an employment agreement only with William L. Westerman, Chairman and Chief Executive Officer. The success of the Company's plan to manage distressed gaming properties and to acquire or develop new gaming properties may be limited by its ability to attract and retain additional senior management. See "Management - Employment Agreements."

Sustainability of Recent Improvements in Operating Results

     As a result of management's implementation of a new business strategy for the Riviera, the Company has experienced substantial improvements in operating income since emerging from bankruptcy in 1993. There can be no assurance that this trend will continue. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Regulation

     The Company's business is subject to comprehensive and stringent government regulation. In addition, there have been in the past and are currently a number of regulatory and tax proposals which could adversely affect the gaming industry and the Company. See "Business -- Regulation and Licensing."

     The Company's plan to manage additional gaming properties and to acquire and develop new gaming properties will require many permits, licenses and approvals. These could include, without limitation, gaming approvals, state and local land-use permits, building and zoning permits and liquor licenses. Unexpected changes or concessions required by local, state or federal regulatory authorities could involve significant additional costs and delay or prevent the scheduled openings of the facilities.

Certain Anti-Takeover Provisions

     The Company's Second Restated Articles of Incorporation contain certain provisions that are intended to discourage an unsolicited takeover of the Company if the Board of Directors determines that such a takeover is not in the best interests of the Company and its shareholders. These provisions could have the effect of discouraging certain attempts to acquire the Company or remove incumbent management even if holders of some or a majority of the Common Stock deemed such an attempt to be in their best interests, including those attempts that might result in a premium over the market price for the shares of Common Stock. In addition, various corporate and gaming law provisions of the Nevada Revised Statutes contain requirements and limitations that may have the effect of discouraging unsolicited shareholder action or takeover bids from third parties. See "Description of Capitalization -- Certain Anti- Takeover Effects" and "Business-Regulation and Licensing."

                               THE RIVIERA HISTORY

     Opened in 1955, the Riviera was one of the original casino/hotels on the Las Vegas Strip catering to high stakes gamblers. Riviera, Inc. acquired the assets of Hotel Riviera, Inc. ("Old Riviera"), the previous owner of the Riviera, in 1986 as part of a bankruptcy reorganization. The bankruptcy reorganization of Old Riviera resulted primarily from the combined effects of increased debt service during the early 1980s and a significant decline in revenues during the same period due to weakness in the high-stakes gaming market on which Old Riviera was largely dependent.

     During 1989 and 1990, the indebtedness and operating expenses of Riviera, Inc. increased significantly, primarily as a result of the construction of a new hotel tower on the property with approximately 1,000 rooms and the expansion of the casino area. Furthermore, as a result of (i) construction budget overruns,
(ii) the closure of a portion of the casino during the expansion of the casino floor and the disruption caused thereby, (iii) a fire at the construction site,
(iv) increased competition from new and expanded casino/hotels on the Las Vegas Strip (including the opening in 1989 of The Mirage with 3,000 rooms and the opening in 1990 of the Excalibur with 4,000 rooms) and (v) weakness in the economy of the United States, the revenues of the Riviera did not increase in an amount sufficient to offset the increase in expenses resulting in Riviera, Inc. filing for protection under Chapter 11 of the Bankruptcy Code in December 1991.

     A plan of reorganization (the "Plan") became effective on June 30, 1993, pursuant to which the Company issued 4,800,000 shares (after giving effect to subsequent stock splits) of Common Stock and an aggregate principal amount of $100.0 million of First Mortgage Notes to the secured creditors of

Riviera, Inc. An aggregate principal amount of $20.0 million of non-interest bearing notes was also issued to other creditors of Riviera, Inc.

                                 USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 1,500,000 shares of Common Stock offered by the Company hereby (at an assumed offering price of $_______ per share and after deducting underwriting discounts and commissions and estimated offering expenses) are estimated to be approximately $____ million ($____ million if the Underwriters' over-allotment option is exercised in full).

     The Company intends to use approximately $10.0 million of the net proceeds in connection with the expansion of the Riviera, including (i) the architectural designs and engineering plans for the creation of the Master Plan for the entire 26-acre site, including 10 acres of undeveloped land, and (ii) funding the Company's contribution for Phase I which will include the development of approximately 20,000 square feet of vacant space fronting the Strip across from Circus Circus into an entertainment attraction that will lead into a 60,000 square foot domed shopping complex, also to be developed in Phase I, that will exit down into the casino. The Company believes that this entertainment and shopping complex will attract additional walk-in customers. The completion of Phase I and future phases of the Master Plan will require partners and third-party financing, which the Company may not be able to obtain on satisfactory terms.

     The Company intends to use the balance of the net proceeds to (i) invest in financially distressed gaming companies with underlying sound business potential that the Company can manage, and (ii) selectively acquire or develop gaming properties both in Nevada and other jurisdictions. The Company currently has no plans with respect to any such investment or acquisition. See "Business -- Business and Growth Strategy."

     Pending such uses, the net proceeds will be invested in short-term interest bearing investment grade securities. The Company will not receive any of the proceeds from the sale of shares of Common Stock by the Selling Shareholders.

                           PRICE RANGE OF COMMON STOCK

     The Common Stock began trading on the American Stock Exchange (AMEX symbol:
RIV) on May 13, 1996. Prior to such time, the Common Stock was traded on the over-the-counter market. The following table sets forth the high and low sales price per share of the Common Stock for the periods indicated as reported on the over-the-counter market and on the AMEX. Prior to the first quarter of 1995, there was extremely limited trading in the Common Stock.


                                                          High        Low
                                                          ----        ---
1995
          First Quarter                                   $4.89      $4.09
          Second Quarter                                   9.38       3.96
          Third Quarter                                   12.15       8.72
          Fourth Quarter                                  10.55       7.64

1996
          First Quarter                                  $10.55      $8.44
          Second Quarter (through May 12, 1996)           15.31       9.23
          Second Quarter (beginning May 13, 1996)         17.75      11.00
          Third Quarter                                   17.13      14.00
          Fourth Quarter (through _____, 1996)

     On ________, 1996, the last reported sale price of the Common Stock was $_______ per share. As of September 30, 1996 there were approximately ______ holders of record of Common Stock. Based upon information available to it, the Company believes that there are at least _______ beneficial holders of Common Stock.


                                 DIVIDEND POLICY

     The Company has not paid any cash dividends on its Common Stock. The Company currently anticipates that it will retain future earnings to fund the development and growth of its business and does not anticipate paying cash dividends in the foreseeable future. Restrictions imposed by the Note Indenture also limit the ability of the Company to pay cash dividends. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Description of Capitalization
- First Mortgage Notes."

                                 CAPITALIZATION

     The following table sets forth at June 30, 1996, (i) the capitalization of the Company, and (ii) the capitalization of the Company as adjusted to give effect to the sale by the Company of 1,500,000 shares of Common Stock offered hereby (at an assumed offering price of $_________ per share) after deducting underwriting discounts and commissions and estimated offering expenses and the application of the net proceeds therefrom. This table should be read in conjunction with the consolidated financial statements of the Company, which are included elsewhere in this Prospectus.

                                                                    June 30, 1996
                                                                    -------------
                                                               Actual       As Adjusted
                                                               ------       -----------
                                                                     in thousands)

Short-term debt and current portion of long-term debt....    $   1,847       $  1,847
                                                              ========       ========

Long-term debt, less current portion.....................     $107,201       $107,201
                                                               -------        -------

Shareholders' equity:
     Common Stock, $.001 par value,
       20,000,000 shares authorized;
       4,938,470 shares outstanding
       actual; 6,438,470 shares
      outstanding as adjusted (1)........................            5              6
     Additional paid-in capital..........................       14,091
     Retained earnings ..................................       18,357         18,357
     Notes due from employees............................       (1,383)        (1,383)
                                                              --------       -------
          Total shareholders' equity.....................       31,070
                                                              --------       -------
          Total capitalization...........................     $138,271       $
                                                               =======       =======

(1)      Excludes (i) 530,000 shares of Common Stock reserved for issuance upon the exercise of stock options under the
         Company's 1993 Stock Option Plan and Non-Qualified Stock Option Plan for Non-Employee Directors of which options to purchase 364,000 shares have been granted as of the date hereof and (ii) 209,897 shares reserved for issuance under the Company's Employee Stock Purchase Plan and Compensation Plan for Directors Serving on the Compensation
         Committee as of September 30, 1996.  See "Management."

                             SELECTED FINANCIAL DATA

     The selected financial data as of December 31, 1991, 1992, 1993, 1994 and 1995 and for each of the years ended December 31, 1991 and 1992, the six months ended June 30, 1993 and December 31, 1993 and the years ended December 31, 1994 and 1995 have been derived from the audited financial statements of the Company and its predecessor and should be read in conjunction with the Financial Statements and the related Notes thereto, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other information included elsewhere in this Prospectus. The selected financial data as of June 30, 1996 and for the six months ended June 30, 1995 and June 30, 1996 have been derived from the Company's unaudited financial statements which, in the opinion of management, include all adjustments, consisting of normal recurring adjustments, that the Company considers necessary for a presentation of the results of operations and financial condition. The results of operations for the six-month period ended June 30, 1995 and the six-month period ended June 30, 1996 are not necessarily indicative of the results to be expected for the full year.

                              Years Ended             Six months ended          Years Ended Dec. 31,            Six Months Ended
                              December 31,         ---------------------   ---------------------------------        June 30,
                         ----------------------      June 30,     Dec. 31,  Combined                            --------------------
                            1991         1992          1993         1993      1993       1994         1995       1995       1996
                            ----         ----          ----         ----      ----       ----         ----       ----       ----
                             (Predecessor)        (Predecessor) (Successor)           (Successor)  (Successor)      (Successor)
Income Statement Data:                            (in thousands, except per share and other data)
Revenues:
  Casino................  $ 82,769    $  75,975    $ 38,073    $ 41,158     $79,231    $ 82,060     $ 77,337    $38,639    $40,382
  Rooms.................    34,285       33,474      17,614      17,808      35,422      35,422       39,450     20,505     21,771
  Food and beverage.....    23,352       22,557     11,6562      11,760      23,416      22,961       21,895     10,952     12,043
  Entertainment.........    19,949       19,046       8,059       8,422      16,481      16,945       14,423      4,862     10,795
  Other.................     6,969        8,369       4,116       4,230       8,346       9,390        9,515      4,871      5,204
  Less promotional
     allowances.........  (14,946)     (14,919)     (6,816)     (7,157)    (13,973)    (12,857)     (11,873)    (5,489)    (6,922)
                          --------     --------     -------     -------    -------     --------     --------    -------    -------
  Net revenues..........   152,378      144,502      72,702      76,221     148,923     153,921      150,747     74,340     83,273
                           -------      -------      ------      ------     -------     -------      -------     ------     ------
Costs and Expenses:
  Casino................    55,661       46,892      24,559      25,533      50,092      48,826       45,325     22,262     24,472
  Rooms.................    15,261       16,233       8,339       8,456      16,795      17,594       18,787      9,374      9,365
  Food and beverage.....    16,877       15,592       7,427       7,796      15,223      15,588       15,768      7,802      8,089
  Entertainment.........    17,482       15,152       7,051       7,897      14,948      13,982       10,329      3,673      7,394
  Other.................     3,536        3,256       1,737       1,839       3,576       3,516        3,527      1,755      1,964
  Selling, general and
    administrative......    24,501       24,379      12,353      13,427      25,780      27,831       28,742     15,015     15,362
  Provision for
    bad debts...........     5,889        1,155         354         107         461         991          478        457        240
  Depreciation and
     amortization.......    14,123       13,230       2,622       2,399       5,021       5,674        6,811      3,304      3,862
  Loss on permanent
    impairment of assets        -        85,221          -           -           -           -             -         -          -
                          --------       ------     -------    --------    --------    --------     --------   --------   -------
  Total costs and
     expenses...........   153,330      221,110      64,442      67,454     131,896     134,002      129,767     63,642     70,748
                           -------      -------      ------      ------     -------     -------      -------     ------     ------
Income (loss) from
     operations.........     (952)    (76,608)1       8,260       8,767      17,027      19,919       20,980     10,698     12,525
  Interest expense,
     net................   22,5112         4342      2,6322       6,160       8,790      12,254       11,304      5,739      5,507
  Provision for income
     taxes..............         -            -           -           -           -       2,875        3,332      1,710      2,402
  Net income (loss).....   (40,812)2    (80,905)1,2  5,6282       2,607       8,235       4,790        6,344      3,249      4,616
  Net income (loss)
    per share...........         -            -           -       $0.54           -       $1.00        $1.26      $0.65      $0.91
  Weighted average
    shares outstanding..         -            -           -       4,800           -       4,800        5,041      5,016      5,072
Other Data:
EBITDA (3)..............   $13,171      $21,843     $10,880     $11,166     $22,046     $25,593      $27,791    $14,002    $16,387
Cash flows from
  operating activities..     8,134       13,130       8,517         766       9,283      16,372       16,738      6,103      8,033
Cash flows from
  investing activities..   (3,242)      (2,073)     (1,478)     (4,307)     (5,785)    (10,439)      (8,218)    (3,742)    (2,560)
Cash flows from
  financing activities..   (3,167)        (729)     (2,311)     (4,658)     (6,969)     (2,696)      (2,983)    (1,580)    (1,352)
Average occupancy
  rate (4)..............     92.1%        90.6%       92.4%       95.0%       93.7%       97.5%        97.0%      97.1%      99.0%
Average daily room rate
  (ADR).................    $48.26       $47.00      $51.63      $49.33      $50.42      $47.51       $54.16     $56.56     $59.03
Number of slot
  machines (5)..........     1,535        1,218       1,218       1,207       1,207       1,203        1,226      1,312      1,322
Number of table
  games (5).............        81           74          70          70          70          56           56         55         55



                                                                                                             At June 30, 1996,
                                                        At December 31,                                -----------------------------
                            --------------------------------------------------------------                                  As
                                1991          1992              1993         1994           1995         Actual         Adjusted(6)
                                ----          ----              ----         ----           ----         ------         -----------
                            (Predecessor) (Predecessor)      (Successor)  (Successor)   (Successor)    (Successor)
Balance Sheet Data:
Cash and cash
  equivalents.............      $6,330       $16,659          $21,387       $16,425       $21,962        $26,083
Total Assets..............     227,611       145,631          143,704       151,925       157,931        161,482
Long-term debt............     142,259       133,255          114,540       113,154       110,571        109,048
Shareholders' Equity......    (33,453)     (114,358)           15,148        19,938        26,282         31,070

------------------------------

(1) Includes a recognized loss on the permanent impairment of assets during the bankruptcy in the amount of $85.2 million to record the fair market value of the property and equipment.

(2) There was no accrual of interest on debt subsequent to December 18, 1991. If accrued, interest expense on these obligations for the years ended December 31, 1991 and 1992 would have totaled $23.3 million and $21.4 million respectively. If accrued, interest expense on these obligations for the six months ended June 30, 1993 would have totaled $10.4 million.

(3) "EBITDA" consists of earnings before interest, taxes, depreciation and amortization. EBITDA should not be construed as an alternative to operating income (as determined in accordance with GAAP) as an indicator of the Company's operating performance, or to cash flows from operating activities (as determined in accordance with GAAP) as a measure of liquidity. The Company believes that EBITDA gives an indication of the cash generating capacity of the Riviera and is useful as a comparison with other industry participants.

(4)    Based on available rooms.

(5)    Number of licensed slot machines and table games at period end.

(6) As adjusted to give effect to the sale by the Company of 1,500,000 shares of Common Stock offered hereby based on the last reported sales price of $_______ on the AMEX on ___________ and the application of the net proceeds therefrom.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

General

     On June 30, 1993, the effective date of the Plan, the Company and ROC acquired all the assets and assumed all the liabilities of the Riviera from Riviera, Inc. ROC assumed responsibility for operations commencing on July 1, 1993.

     During 1994 and 1995, management promoted the Riviera to appeal to the mid-level gaming customer, placing particular emphasis on the slot customer. This entailed a re-examination of the marketing program and a reduction of exposure to volatile segments of the gaming business such as baccarat and race and sports betting. As a result, high cost entertainment and promotional packages were curtailed. The Riviera nevertheless remains subject to intense competitive pressures in its key markets.

Results of Operations

     The following table sets forth the Company's income statement data as a percentage of net revenues (unless otherwise noted) for the Company for the periods indicated:

                                                                                               Six Months Ended
                                Six Months Endded           Years Ended December 31,               June 30,
                              June 30,    December 31,   Combined                           ---------------------
                               1993          1993          1993       1994       1995          1995        1996
                           ------------   -----------   ----------  ---------  ---------     ---------  ----------
                           (Predecessor)  (Successor)               (Successor)(Successor)   (Successor)(Successor)
Revenues:
  Casino...............         52.4%         54.0%        53.2%      53.3%      51.3%         52.0%       48.5%
  Rooms................         24.2          23.4         23.8       23.0       26.2          27.6        26.1
  Food and Beverage....         16.0          15.4         15.7       14.9       14.5          14.7        14.5
  Entertainment........         11.1          11.0         11.1       11.0        9.6           6.5        13.0
  Other................          5.7           5.6          5.6        6.1        6.3           6.6         6.2
  Less promotional
    allowances.........        (9.4)         (9.4)        (9.4)      (8.4)      (7.9)         (7.4)       (8.3)
                           ------------   -----------   ----------  ---------  ---------     ---------  ----------
     Net revenues              100.0         100.0        100.0      100.0      100.0         100.0       100.0
                           ------------   -----------   ----------  ---------  ---------     ---------  ----------
Costs and Expenses:
  Casino(1)............         64.5          62.0         63.2       59.5       58.6          57.6        60.6
  Rooms(1).............         47.3          47.5         47.4       49.7       47.6          45.7        43.0
  Food and Beverage(1).         63.7          66.3         65.0       67.9       72.0          71.2        67.2
  Entertainment(1).....         87.5          93.8         90.7       82.5       71.6          75.5        68.5
  Other(1).............         42.2          43.5         42.8       37.4       37.1          36.0        37.7
  Selling, general and
    administrative.....         17.0          17.6         17.3       18.1       19.1          20.2        18.4
  Provision for bad
    debts..............          0.5           0.1          0.3        0.6        0.3           0.6         0.3
  Depreciation and
    amortization.......          3.6           3.1          3.4        3.7        4.5           4.4         4.6
Total Costs and
  Expenses.............         88.6          88.5         88.6       87.1       86.1          85.6        85.0
Income from
  operations...........         11.4          11.5         11.4       12.9       13.9          14.4        15.0
Interest Expense,
  net..................          3.6           8.1          5.9        8.0        7.5           7.7         6.6
  Provision for income
   taxes..............
                                   -             -            -        1.9        2.2           2.3         2.9
  Net Income...........          7.7%          3.4%         5.5%       3.1%       4.2%          4.4%        5.5%


(1) Shown as a percentage of corresponding departmental revenue.

Six Months Ended June 30, 1996 Compared to Six Months Ended June 30, 1995

Revenues

     Net revenues increased by approximately $8.9 million, or 12.0%, from $74.3 million for the six months ended June 30, 1995 to $83.3 million for the six months ended June 30, 1996. Casino revenues increased by approximately $1.7 million, or 4.5%, from $38.6 million during the 1995 period to $40.4 million during the 1996 period due primarily to a $2.4 million, or 9.4%, increase in slot revenues as a result of an increase in promotional activities directed at slot players, offset by an approximately $690,000, or 5.4%, decrease in table game revenues. Room revenues increased by approximately $1.3 million, or 6.2%, from $20.5 million during the 1995 period to $21.8 million during the 1996 period as a result of an increase in hotel occupancy from 97.1% to 99.0% (based on available rooms) and an increase in average room rate of $2.47. Food and beverage revenues increased approximately $1.1 million, or 10.0%, from $11.0 million during the 1995 period to $12.0 million during the 1996 period due to additional covers in the bars and restaurants. Entertainment revenues increased by approximately $5.9 million, or 122.0%, from $4.9 million during the 1995 period to $10.8 million during the 1996 period, principally due to the reopening of the Splash variety show which had been closed during the first half of 1995 for show revisions and theater remodeling. Other revenues increased by approximately $330,000, or 6.8%, from $4.9 million during the 1995 period to $5.2 million during the 1996 period. Promotional allowances increased by approximately $1.4 million, or 26.1%, from $5.5 million during the 1995 period to $6.9 million during 1996 period due to additional complimentary show tickets for the Splash show and an increase in complimentaries associated with casino and slot marketing programs.

Direct Costs and Expenses of Operating Departments

     Total direct costs and expenses of operating departments increased by approximately $6.4 million, or 14.3%, from $44.9 million for the six months ended June 30, 1995 to $51.3 million for the six months ended June 30, 1996. Casino expense increased by approximately $2.2 million, or 10.0%, from $22.3 million during the 1995 period to $24.5 million during the 1996 period and casino expenses as a percent of casino revenue increased from 57.6% during the 1995 period to 60.6% during the 1996 period due to a corresponding increase in casino revenues and increased entertainment promotional allowances upon the reopening of Splash on June 23, 1995. Room costs were mostly flat for the first half of 1996 compared to the same period in 1995, however room costs as a percentage of room revenues decreased from 45.7% during the 1995 period to 43.0% during the 1996 period as room revenue increased while room costs remained relatively constant. Food and beverage costs increased by approximately $287,000, or 3.7%, from $7.8 million during the 1995 period to $8.1 million during the 1996 period resulting from a corresponding increase in revenues; however food and beverage costs as a percentage of food and beverage revenues decreased from 71.2% during the 1995 period to 67.2% during the 1996 period as food and beverage revenue increased while payroll and other costs remained relatively constant. Entertainment costs increased by approximately $3.7 million, or 101.3%, from $3.7 million during the 1995 period to $7.4 million during the 1996 period due to additional expenses associated with operating Splash which reopened on June 23, 1995. Entertainment expense as a percentage of entertainment revenues decreased from 75.5% during the 1995 period to 68.5% during the 1996 period due to the reopening of Splash which has higher margins than most of the Riviera's other shows and increased one-time expenses in the 1995 period related to the reopening of Splash. Other expenses increased by approximately $209,000, or 11.9%, from $1.8 million to $2.0 million.

Other Operating Expenses

     Selling, general and administrative expenses increased by approximately $347,000, or 2.3%, from $15.0 million for the six months ended June 30, 1995 to $15.4 million for the six months ended June 30, 1996. As a percentage of total net revenues, selling, general and administrative expenses decreased from 20.2% during the 1995 period to 18.4% during the 1996 period as a result of lower general marketing expenses and the spreading of fixed costs over a larger revenue base in 1996. The provision for bad debts decreased by approximately $217,000, or 47.5%, from approximately $457,000 to $240,000 during the same period due to reduced credit play as a result of management's emphasis on middle market slot play versus "high-roller" table game play. Depreciation and amortization increased by approximately $558,000, or 16.9%, from $3.3 million during the 1995 period to $3.9 million during the first half of 1996.

Other Income (Expense)

         Interest expense decreased by approximately $159,000, or 2.5%, from $6.3 million during the six months ended June 30,1995 to $6.1 million for the six months ended June 30,1996, while interest income increased by approximately $73,000, or 14.0%, from approximately $520,000 to $593,000 during the same periods. This was due to a reduction in average debt outstanding and an increase in average cash balances during the first half of 1996.

Net Income

         As a result of the factors discussed above, net income increased by approximately $1.4 million, or 42.1%, from $3.2 million during the six months ended June 30,1995 to $4.6 million during the six months ended June 30, 1996. The effective income tax rate for the first half of 1996 was 34.2% compared to 34.5% during the same period of 1995.

EBITDA

         EBITDA increased by approximately $2.4 million, or 17.0%, from $14.0 million during the six months ended June 30,1995 to $16.4 million during the six months ended June 30,1996.

1995 Compared to 1994

Revenues

         Net revenues decreased by approximately $3.2 million, or 2.1%, from $153.9 million in 1994 to $150.7 million in 1995. Casino revenues decreased by approximately $4.7 million, or 5.8%, from $82.1 million in 1994 to $77.3 million in 1995 which was largely due to an approximately $5.9 million, or 22.9%, decrease in table game revenues as a result of reduced "high-roller" play and the elimination of unprofitable marketing programs offset by an approximately $1.3 million, or 2.8%, increase in slot machine revenues. Room revenues increased by approximately $4.0 million, or 11.4%, from $35.4 million in 1994 to $39.4 million in 1995 due to an increase in the average room rate of $5.60 and occupancy remaining fairly constant with the prior year. Food and beverage revenues decreased approximately $1.1 million, or 4.6%, from $23.0 million in 1994 to $21.9 million in 1995, principally due to reduced covers resulting from the decline in customer traffic as a result of the Splash closure. Entertainment revenues decreased by approximately $2.5 million, or 14.9%, from $16.9 million in 1994 to $14.4 million in 1995 due primarily to the closure of Splash from November 1994 to June 1995. Other income increased by approximately $125,000, or 1.3%, from $9.4 million in 1994 to $9.5 million in 1995. Promotional allowances decreased by approximately $1.0 million, or 7.7%, from $12.9 million in 1994 to $11.9 million in 1995, primarily due to the elimination of certain marketing programs.

Direct Costs and Expenses of Operating Departments

     Total direct costs and expenses of operating departments decreased by approximately $5.8 million, or 5.8%, from $99.5 million in 1994 to $93.7 million in 1995. Casino expense decreased by approximately $3.5 million, or 7.2%, from $48.8 million in 1994 to $45.3 million in 1995 due to a corresponding decrease in casino revenues. Casino expenses as a percentage of casino revenues decreased from 59.5% in 1994 to 58.6% in 1995 due to reduced complimentaries. Room costs increased by approximately $1.2 million, or 6.8%, from $17.6 million in 1994 to $18.8 million in 1995, principally due to the payment of higher credit card and travel agent commissions associated with the increase in room revenues. Room costs as a percentage of room revenues decreased from 49.7% in 1994 to 47.6% in 1995 as a result of certain fixed costs being allocated over a larger revenue base. Food and beverage costs increased by approximately $180,000, or 1.2%, from $15.6 million in 1994 to $15.8 million in 1995. As a percentage of food and beverage revenues, costs increased from 67.9% in 1994 to 72.0% in 1995 because certain fixed costs could not be reduced commensurate with the reduction of revenue. Entertainment costs decreased by approximately $3.7 million, or 26.1%, from $14.0 million in 1994 to $10.3 million in 1995 due to Splash being closed during the first half of 1995. Entertainment costs as a percentage of entertainment revenues decreased from 82.5% in 1994 to 71.6% in 1995 due to better contract terms with the producer of Splash. Other expenses remained constant at $3.5 million in 1995.

Other Operating Expenses

     Selling, general and administrative expenses increased by approximately $911,000, or 3.3%, from $27.8 million in 1994 to $28.7 million in 1995. As a percentage of total net revenues, selling, general and administrative expenses increased from 18.1% in 1994 to 19.1% in 1995 due to increases in payroll and maintenance offset by a decrease in workers compensation insurance expense resulting from the Company becoming self-insured. The provision for bad debts decreased by approximately $513,000, or 51.8%, from approximately $991,000 in 1994 to $478,000 in 1995 as a result of stricter credit policies during 1995. Depreciation and amortization increased by approximately $1.1 million, or 20.0%, from $5.7 million in 1994 to $6.8 million in 1995.

Other Income (Expense)

     Interest expense decreased by approximately $311,000, or 2.4%, from $12.8 million in 1994 to $12.5 million in 1995, while interest income more than doubled from approximately $510,000 to $1.1 million. This was due to a reduction in average debt outstanding and an increase in average cash balances, respectively, during 1995 compared to 1994.

Net Income

     As a result of the factors discussed above, net income increased by approximately $1.6 million, or 32.4%, from $4.8 million in 1994 to $6.3 million in 1995. The effective income tax rate for 1995 was 34.4% compared to 37.5% for 1994.

EBITDA

         EBITDA increased by approximately $2.2 million, or 8.6%, from $25.6 million in 1994 to $27.8 million in 1995.

1994 Compared to 1993 (First Six Months of 1993 (Predecessor) and Second Six Months of 1993 (Successor))

Revenues

     Net revenues increased by approximately $5.0 million, or 3.4%, from $148.9 million in 1993 to $153.9 million in 1994. Casino revenues increased by approximately $2.8 million, or 3.6%, from $79.2 million in 1993 to $82.1 million in 1994. This was largely due to an approximately $4.1 million, or 8.6%, increase in slot revenues as a result of the introduction of the "$40 for $20" slot promotion, offset by an approximately $825,000, or 3.1%, decrease in table revenues due to less "high-roller" play. Room revenues were flat at $35.4 million in 1994. Hotel room occupancy increased from 93.7% in 1993 to 97.5% in 1994 (based on available rooms) offset by a decrease in the average room rate of $2.91. Food and beverage revenues decreased approximately $455,000, or 1.9%, from $23.4 million in 1993 to $23.0 million in 1994, principally due to a reduction in complimentary food and beverage. Entertainment revenues increased by approximately $464,000, or 2.8%, from $16.5 million in 1993 to $16.9 million in 1994 as a result of ticket price increases, partially offset by a slight decrease in total show tickets sold. Other income increased by approximately $1.0 million, or 12.5%, from $8.3 million in 1993 to $9.4 million in 1994, principally due to increased box office fees from the sale of other show tickets and renegotiated leases and concession contracts. Promotional allowances decreased by approximately $1.1 million, or 8.0%, from $14.0 million in 1993 to $12.9 million in 1994 as a result of the Company's more stringent complimentary policies.

Direct Costs and Expenses of Operating Departments

     Total direct costs and expenses of operating departments decreased by approximately $1.1 million, or 1.1%, from $100.6 million in 1993 to $99.5 million in 1994. Casino expense decreased by approximately $1.3 million, or 2.5%, from $50.1 million in 1993 to $48.8 million in 1994 due to more stringent customer rating policies which resulted in less credit play and reduced complimentaries. Casino expense as a percentage of casino revenues decreased from 63.2% in 1993 to 59.5% in 1994 due to reduced slot marketing costs. Room costs increased by approximately $799,000, or 4.8%, from $16.8 million in 1993 to $17.6 million in 1994, principally due to increases in union wages. Room costs as a percentage of room revenues increased from 47.4% in 1993 to 49.7% in 1994 as a result of the higher labor costs. Food and beverage costs increased by approximately $365,000, or 2.4%, from $15.2 million in 1993 to $15.6 million in 1994 due to increases in union wages. Food and beverage costs as a percentage of food and beverage revenues increased from 65.0% in 1993 to 67.9% in 1994 as a result of the higher labor costs. Entertainment costs decreased by approximately $966,000, or 6.5%, from $14.9 million in 1994 to $14.0 million in 1995 due to a renegotiated contract for Splash whereby the producers of the show manage the show, incurring all costs, and receive a fee/share of revenues from the Company. Entertainment costs as a percentage of entertainment revenues decreased from 90.7% in 1993 to 82.5% in 1994 due to the cost savings from this revised contract. Other expenses decreased by approximately $60,000, or 1.7%, from $3.6 million in 1993 to $3.5 million in 1994.

Other Operating Expenses

     Selling, general and administrative expenses increased by approximately $2.1 million, or 8.0%, from $25.8 million in 1993 to $27.8 million in 1994 due to increased payroll and efforts to expand to new jurisdictions. Selling, general and administrative expenses as a percentage of total net revenues increased from 17.3% in 1993 to 18.1% in 1994. The provision for bad debts more than doubled to approximately $991,000 as a result of the devaluation of the Mexican peso during 1994 when the Company had a significant amount of Mexican credit customers. Depreciation and amortization increased by approximately $653,000, or 13.0%, from $5.0 million in 1993 to $5.7 million in 1994.

Other Income (Expense)

     Interest expense increased by approximately $3.6 million, or 38.5%, from $9.2 million in 1993 to $12.8 million in 1994, while interest income increased by approximately $88,000, or 20.9%, from approximately $422,000 to $510,000 during the same period. This was due to the accrual of interest on certain bonds issued by the Company's predecessor that had been stayed until the Company emerged from bankruptcy on June 30, 1993 and a slight increase in average cash balances, respectively, during 1994 compared to 1993.

Net Income

     As a result of the factors discussed above, net income decreased by approximately $3.4 million, or 41.8%, from $8.2 million in 1993 to $4.8 million in 1994. The effective income tax rate for 1994 was 37.5%. No income taxes were paid in 1993. The Company's predecessor had operating loss carryforwards and was an S Corporation, therefore, no federal income taxes were accrued in the six months ended June 30, 1993. No provision for income tax was required during the six months ended December 31, 1993 due to the realization of a deferred tax asset.

EBITDA

     EBITDA increased by approximately $3.6 million, or 16.1%, from $22.0 million in 1993 to $25.6 million in 1994.

Liquidity and Capital Resources

     The Company had cash and cash equivalents of $26.1 million at June 30, 1996, which was an increase of $4.1 million from the balances at December 31, 1995. Significant debt service on the First Mortgage Notes and other debt issued pursuant to the Plan is paid in June and December and should be considered in evaluating cash increases in the first and third quarters.

     For the six months ended June 30, 1996, the Company's net cash provided by operating activities was $8.0 million compared to $6.1 million for the six months ended June 30, 1995. EBITDA for the six months ended June 30, 1996 and the year ended December 31,1995 was $16.4 million and $27.8 million, respectively, which was adequate to cover the Company's debt service and capital expenditures. Management believes that sufficient cash flow will be available to cover the Company's debt service and enable investment in budgeted capital expenditures for the next 12 months.

     Scheduled interest payments on the First Mortgage Notes and other indebtedness are $12.1 million in 1996 declining to $11.0 million in 2002. Cash flow from operations is not expected to be sufficient to pay 100% of the principal of the First Mortgage Notes at maturity in 2002. Accordingly, the ability of the Company to repay the First Mortgage Notes at maturity will be dependent upon its ability to refinance the First Mortgage Notes. There can be no assurance that the Company will be able to refinance the principal amount of the First Mortgage Notes at maturity. The First Mortgage Notes are not redeemable at the option of the Company until June 1, 1998, and thereafter are redeemable at premiums beginning at 104.3125% and declining each subsequent year to par in 2001.

     The Note Indenture provides for mandatory redemption by the Company upon the order of the Nevada Gaming Authorities. The Note Indenture also provides that, in certain circumstances, the Company must offer to repurchase the First Mortgage Notes upon the occurrence of a change of control or certain other events. In the event of such mandatory redemption or repurchase prior to maturity, the Company would be unable to pay the principal amount for the First Mortgage Notes without a refinancing.

     The Note Indenture imposes certain financial covenants and restrictions on the Company and ROC, including a minimum consolidated net worth requirement and limitations on the payment of dividends, the incurrence of debt and granting of liens, capital expenditures and mergers and sales of assets. As a result of these restrictions, the ability of the Company and ROC to incur additional indebtedness to fund operations or to make capital expenditures is limited. In the event that cash flow from operations is insufficient to cover cash requirements, the Company and ROC may not be able to obtain additional funds. The Company and ROC would be required to curtail or defer certain of their capital expenditure programs under these circumstances, which could have an adverse effect on the Company's operations.

     Effective September 8, 1995, the Note Indenture was amended to permit the Company's management team to utilize its expertise in turning around troubled gaming properties which are either in, or on the verge of, bankruptcy and managing casinos in so-called "new venues."

     During the reorganization proceeding of Riviera, Inc., certain capital expenditures were deferred. Management considers it important to the competitive position of the Riviera that expenditures be made to upgrade the property. Capital expenditures totaled approximately $5.8 million in 1993, $8.9 million in 1994, $7.8 million in 1995 and $5.3 million for the six months ended June 30, 1996. Management has budgeted $10.7 million of capital expenditures for the last six months of 1996 and expects to budget approximately $11.0 million for 1997. The Company expects to finance such capital expenditures from cash flow but if cash flow does not meet projections, capital expenditures would be deferred.

Forward Looking Statements

     The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for certain forward-looking statements. Certain matters discussed in this filing could be characterized as forward-looking statements such as statements relating to plans for future expansion, as well as other capital spending, financing sources and effects of regulation and competition. Such forward-looking statements involve important risks and uncertainties that could cause actual results to differ materially from those expressed in such forward-looking statements.

Recently Issued Accounting Standards

     In March 1995, the FASB issued Statement No. 121 Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. SFAS 121 requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicated that the carrying amount of an asset may not be recoverable. SFAS 121 is effective for fiscal years beginning after December 15, 1995. Based on management's preliminary analysis, the Company does not anticipate that the adoption of Statement No. 121 will have a material impact on the consolidated financial statements.

     In October 1995, the FASB issued SFAS 123 Accounting for Stock-Based Compensation which establishes financial accounting and reporting standards for stock-based employee compensation plans and for transactions in which an entity issues its equity instruments to acquire goods or services from non-employees. SFAS 123 is generally effective for fiscal years beginning after December 15, 1995. The Company intends to provide the pro forma and other additional disclosures about stock-based employee compensation plans in its 1996 consolidated financial statements as required by SFAS 123.

                                    BUSINESS

General

     Riviera Holdings Corporation owns and operates the Riviera Hotel & Casino located on the Strip in Las Vegas, Nevada. The Riviera caters to adults seeking traditional Las Vegas-style gaming and entertainment. The Riviera is situated on a 26-acre site across the Strip from Circus Circus and adjacent to the Las Vegas Hilton and the Las Vegas Convention Center. The property features approximately 2,100 hotel rooms (including 169 suites), 105,000 square feet of casino space, a 100,000 square-foot convention, meeting and banquet facility (one of the largest in Las Vegas), four full-service restaurants, a 430-seat buffet, four showrooms, a 200-seat entertainment lounge, 47 food and retail concessions and approximately 2,900 parking spaces. The casino contains approximately 1,300 slot machines, 54 gaming tables, a keno lounge and a 200-seat race and sports book. The Riviera also offers one of the most extensive entertainment programs in Las Vegas, including such popular shows as Splash, An Evening at La Cage, Crazy Girls and Bottoms Up and featured comedians at the Riviera Comedy Club.

     Opened in 1955, the Riviera was one of the original casino/hotels on the Las Vegas Strip catering to high stakes gamblers. Since opening, the Riviera has been expanded several times. The most recent expansion, which occurred during 1988 through 1990, resulted in significant cost overruns and ultimately contributed to the Company's predecessor filing for bankruptcy protection in 1991. In 1992 the current management team was assembled and successfully guided the Company through its emergence from bankruptcy in June 1993. As a result of the bankruptcy, all of the Common Stock and $100.0 million of First Mortgage Notes were distributed to the secured creditors of the predecessor company.

     The new management team implemented new marketing programs, which included targeting California and the southwestern United States, and initiated a number of strategic changes to reposition the Riviera, including a shift from "high-rollers" to mid-level gaming customers, particularly slot players, who seek a broader entertainment experience. Management reconfigured the casino space to improve the flow of customer traffic, installed new slot machines and bill acceptors, reduced the number of gaming tables and de-emphasized baccarat. Management also decreased the volatility of gaming revenues through the reduction of credit limits, outsourcing of the Company's sports book and shifting to parimutuel horse wagering. Improved hotel marketing efforts have resulted in one of the highest room occupancy rates on the Strip.

Business and Growth Strategy

     Over the past several years, management initiated a number of strategic changes at the Riviera to reposition the property to compete in the Las Vegas gaming market. The Company has formulated a business and growth strategy to maintain the competitive position of the Riviera as well as grow the Company. The key elements of the Company's business and growth strategy are discussed below.

Continue to Improve Performance of the Riviera

     The Riviera will continue to emphasize marketing programs that appeal to slot and mid-level table game customers with a focus on creating repeat customers and increasing walk-in traffic. Key elements of this strategy include offering a value-oriented experience by providing a variety of hotel rooms, restaurants and entertainment, with some of Las Vegas' most popular shows, all at reasonable prices. The Company is continuing an extensive capital investment program at the Riviera, including completing the upgrade of its slot machines by the first quarter of 1997 and the refurbishment of all its hotel rooms, which is expected to be completed by mid-1997. In addition, the Company will focus its marketing to take advantage of the Riviera's location by capitalizing on the anticipated increase in walk-in traffic from the addition of 1,000 rooms across the Strip at Circus Circus and the expansions of the Las Vegas Hilton and the Las Vegas Convention Center.

     Emphasize Slot Play. Management instituted a number of initiatives at the Riviera to increase slot play, including the replacement of old slot machines, the installation of bill acceptors and the addition of slot hosts. The Company's strategy is to continue to increase slot play through marketing programs and other improvements, including (i) completion of the Company's slot upgrade program by the first quarter of 1997, (ii) addition of new signage, (iii) promotion of the Riviera Player's Club, (iv) sponsorship of slot tournaments,
(v) creation of promotional programs, and (vi) marketing of the "World's Loosest Corner of Slots" and "$40 for $20" slot promotions.

     Create Repeat Customers. Generating customer loyalty is a critical component of management's business strategy as retaining customers is less expensive than attracting new ones. The Company generates repeat customers by
(i) providing a high level of service to its customers to ensure an enjoyable experience while at the Riviera, (ii) responding to customer surveys, and (iii) focusing marketing efforts and promotional programs on customers with positive gaming profiles.

     Provide Extensive Entertainment Options. The Company believes entertainment provides an attractive marketing tool to attract customers to the Riviera. The Riviera offers one of the most extensive entertainment programs in Las Vegas, including such well received shows as Splash (a variety show), An Evening at La Cage (a female impersonation show), Crazy Girls (an adult revue) and Bottoms Up (a burlesque-style show) as well as featured comedians at the Riviera Comedy Club. The Company continually updates its shows in response to customer surveys and to keep them fresh. Tickets for the shows are offered at reasonable prices in keeping with the Company's emphasis on mid-level customers.

     Attract Walk-In Traffic. The Company seeks to maximize the number of people who patronize the Riviera that are not guests in the hotel. The Riviera is well situated on the Las Vegas Strip near Circus Circus, The Stardust Hotel & Casino, the Westward Ho Casino & Hotel, the Las Vegas Hilton and the Las Vegas Convention Center. Management strives to attract customers from those facilities, as well as capitalize on the growth in Las Vegas visitors in general, with the goal of increasing walk-in traffic by (i) providing a variety of quality, value-priced entertainment and dining options, (ii) promoting the "World's Loosest Corner of Slots" and "$40 for $20" slot promotions, and placing them near the entrances to the casino, (iii) upgrading the exterior of the Riviera including painting, lighting and landscaping, and (iv) completing Phase I to attract customers into the casino.

     Focus on Convention Customers. The Riviera targets convention business because it typically provides patrons willing to pay higher room rates and it provides certain advance planning benefits, since conventions are usually booked two years in advance of the event date. The Riviera has 100,000 square feet of exhibit, meeting and banquet space (one of the largest convention facilities provided by a casino/hotel in Las Vegas) making it attractive to large groups. Management focuses its marketing efforts on conventions whose participants have the most active gaming profile and higher room rate, banquet and function spending habits. The Riviera also benefits from its proximity to the Las Vegas Convention Center which makes it attractive to city-wide conventioneers looking to avoid the congestion that occurs during a major convention, particularly at the south end of the Strip.

Further Develop the Riviera

     The Company has engaged architects and designers to prepare a Master Plan for the existing 26-acre site. The Company believes that implementation of the Master Plan will attract additional customers.

     Phase I. The initial phase of the Master Plan will include the development of a entertainment and shopping complex to attract walk-in customer traffic. Phase I will involve the development of approximately 20,000 square feet of vacant space fronting the Las Vegas Strip, across from Circus Circus, into an entertainment attraction to attract walk-in traffic as well as tourists throughout the city. The entertainment area will lead to an escalator up to an approximately 60,000 square foot domed shopping complex to be constructed directly over the casino and containing stores that will appeal to the Riviera's main target audience, adults aged 45 to 70. The exit from the complex will be by an escalator which will deliver patrons to the casino. The Company plans to fund the construction of the structure which will house the entertainment and shopping area, estimated to be approximately $10.0 million, with a portion of the net proceeds of the Offering. The Company expects to find partners to finance, develop and operate the entertainment attraction and retail stores. To date, the Company has not had significant discussions with any partners.

     Future Phases. The Company has approximately 10 acres available for additional development. The Company is exploring a number of options in order to make the best use of this valuable land. One of the first expansion projects is likely to include a 40,000 square foot expansion of the 100,000 square foot convention and banquet facility, at an estimated cost of approximately $6.0 million. The Company derives approximately 25% of its hotel occupancy from convention customers and considers them a critical component of its customer base. Management believes that an expansion of the convention space is necessary to accommodate the growth in the size and number of the groups that presently use the facility as well as new groups.

     As part of the Master Plan, the Company is considering a joint venture for the development of a time-share condominium tower. The Company expects to contribute land to the joint venture and a third party would finance, construct and sell time-share units. Management believes that additional rooms adjacent to the Las Vegas Convention Center would be particularly attractive to business customers and would provide a base of additional casino customers. The Company has also been approached by real estate developers interested in constructing an approximately 500,000 square foot regional shopping mall on the property. The Company would contribute land and an experienced shopping center developer would finance, construct and operate the mall. Other potential development projects include the construction of a new hotel tower and additional parking facilities. The development of a time-share tower, shopping mall, hotel tower or parking facility would require additional financing, a release of restrictions under the
Note Indenture and, in the case of the time-share tower and shopping center, a joint venture partner, none of which the Company has in place at this time.

Manage Distressed Casino/Hotel Properties

     Management has been recognized for its success in repositioning the Riviera and guiding the Company out of bankruptcy. The Company believes that there is increasing demand for the services of skilled gaming and hospitality professionals. The Company intends to capitalize on its turnaround and bankruptcy expertise by pursuing management contracts with financially distressed gaming properties. In August 1996, the Company began managing the financially troubled Four Queens, located on Fremont Street in downtown Las Vegas. Management is actively reviewing and evaluating other financially distressed gaming properties in Nevada and other jurisdictions with a view towards managing properties with underlying sound business potential and in which the Company can purchase an equity interest.

Develop New Casino/Hotels

     The Company also plans to review and selectively acquire or develop casino/hotel properties both in Nevada and other jurisdictions. These other jurisdictions may include Colorado, Mississippi, West Virginia, Indiana, Native American-owned land and Mexico. The Company does not presently have any agreements in principle for involvement in any financially troubled or new projects, but intends to use a substantial portion of the net proceeds of the Offering for such projects. See "Capital Structure -- First Mortgage Notes" for covenant restrictions on the Company's ability to invest in new opportunities.

The Riviera

     The Riviera is located on the corner of Las Vegas Boulevard (the "Strip") and Riviera Drive, across the Strip from Circus Circus. The back of the 26-acre property fronts Paradise Road across from the Las Vegas Hilton and the Las Vegas Convention Center. The Riviera is strategically located to take advantage of the high tourist traffic along the Strip as well as the increasing number of convention customers that use the Las Vegas Convention Center.

     Gaming. The Riviera has 105,000 square feet of casino space. The casino currently has approximately 1,300 slot machines and 54 gaming tables, including blackjack, craps, roulette, pai gow poker, Caribbean Stud(R) poker, baccarat, Let It Ride(R) and poker. The casino also includes a keno lounge and a 200-seat race and sports book.

     Gaming operations at the Riviera are continually monitored and modified to respond to both changing market conditions and customer demand in an effort to attract new customers, retain existing customers, and encourage repeat customer business. New and innovative slot and table games have been introduced based on customer feedback. Management devotes substantial time and attention to the type, location and player activity of all its slot machines. The Company is continuing an extensive capital investment program for the upgrade of its slot machines which is expected to be completed by the first quarter of 1997.

     The current management team has made an effort to redirect its business away from high-stakes wagerers and to focus, instead, on mid-level gaming customers and thus has implemented stricter credit policies and a reduction of baccarat table limits. As a result, the percentage of table game dollar volume represented by credit play declined from approximately 24% in 1993 to 17% in the first six months of 1996. Because the extension of credit is not as necessary for success with mid-level gaming customers, management expects that providing credit, and the risks associated with possible losses on uncollectible and discounted receivables, will continue to be less significant to the casino. However, because management intends to maintain a balanced marketing strategy which will include some level of credit being extended, providing credit and the risks associated therewith will remain. Receivables from casino operations declined from approximately $2.9 million at December 31, 1993 to approximately $1.8 million at June 30, 1996 and the allowance for bad debts from casino operations declined from approximately $763,000 to $200,000 during the same period. These reductions resulted primarily from the imposition of stricter credit standards. Management maintains strict controls over the issuance of credit and aggressively pursues collection of its customer receivables.

     Hotel. The Riviera's hotel is comprised of five hotel towers with approximately 2,100 rooms, including 169 suites. Built in 1955 as part of the original casino/hotel, the nine-story North Tower features 391 rooms and 11 suites. In 1967, the 12-story South Tower was built with 147 rooms and 31 suites. Another 220 rooms and 72 suites including penthouse suites were added to the property through the construction of the 17-story Monte Carlo Tower in 1974. In 1977, the six-story San Remo Tower added 243 rooms and six suites to the south side of the resort. The most recent phase of hotel expansion was completed in 1988 upon the opening of the 930 room, 49 suite, 24-story Monaco Tower. The Company is currently refurbishing all of its rooms, with approximately 1,100 expected to be completed by the end of 1996 and the balance expected to be completed by mid-1997. Management believes that the Riviera has attained room occupancy rates that are among the highest on the Strip with 97.5% for 1994, 97.0% for 1995, and 99.0% for the first six months of 1996 (based on available rooms).

     Restaurants. The quality, value and variety of food services are critical to attracting Las Vegas visitors. The Riviera offers four bars and five sitdown restaurants and serves an average of approximately 5,000 meals per day, including banquets and room service. The following table outlines, for each restaurant, the type of service provided and total seating capacity:

                                                             Seating
     Name                        Type                        Capacity
     ----                        ----                        --------

     Kady's                      Coffee Shop                    290

     Kristofer's                 Steak and Seafood              162

     Rik' Shaw                   Chinese                        124

     Ristorante Italian          Italian                        126

     World's Fare Buffet         All-you-can-eat                432
                                                              -----

         Total                                                1,134
                                                              =====

     In addition, the Riviera has a food court operated by a third party under a long-term lease with 200 seats and several fast-food restaurants, including Burger King(R), Panda Express(R), Pizza Hut(R) and "TCBY"(R).

     Convention Center. The Riviera features 100,000 square feet of convention, meeting and banquet space. The convention center is one of the largest in Las Vegas and is an important feature that attracts customers. The facility can be reconfigured for multiple meetings of small groups or large gatherings of up to 5,000 people. The Riviera hosts approximately 150 conventions per year. As of September 30, 1996, the Riviera had over 350,000 confirmed convention-related room nights for 1997 and 1998. On average, approximately 25% of the rooms are occupied for conventions.

     Entertainment and Other. The Riviera has one of the most extensive entertainment programs in Las Vegas, offering five different regularly scheduled shows and special appearances by headline entertainers in concert. The five in-house productions are regularly updated and changed. In November 1994, the award winning Splash production was closed in order to revise the show and remodel the showroom for the new Splash, which opened on June 23, 1995. A summary of the shows and times is outlined below:


                                                                           Seating
Show              Type                     Performance Times               Capacity
----              ----                     -----------------               --------
Splash            Variety show             Twice a night, seven days         950
                                           a week

An Evening at     Female impersonation     Twice a night, four nights        575
La Cage                                    a week; three times a night
                                           on Wednesday & Saturday

Crazy Girls       Adult-oriented           Twice a night, five times         410
                  production               per week; three times per
                                           night on Saturday

Bottoms Up        Afternoon burlesque      Twice a day, five days per        400
                  show                     week

The Riviera       Stand-up comedy          Twice a night, five nights a      350
Comedy Club                                week; three times a night
                                           on Friday & Saturday


     Other entertainment includes the 200-seat Le Bistro entertainment lounge located in the casino which offers live performances six times per night. In addition, the Riviera sponsors special events, such as the Las Vegas Bowl football game, and presents major concerts, such as the Beach Boys, the Pointer Sisters and the Doobie Brothers.

     The Riviera's pool area is approximately 75,000 square feet and is centrally located between the property's hotel towers. The pool area features an olympic-size swimming pool and landscaping. The Riviera also has tennis courts and a fitness center and spa.

     The Riviera also has 40 retail concessions located throughout the property which include gift shops, a jewelry store, men and women's apparel stores, a children's shop, a magazine shop and a shoe store.

Marketing Strategy

     In contrast to many of the new casino/hotels that cater to families, the Company believes its customers prefer a traditional Las Vegas-style entertainment and gaming environment. As a result, the Company focuses its marketing efforts on adults. The operating profits of the Riviera depend upon the level of gaming activity in the casino as well as revenues from lodging, food and beverage, conventions, entertainment and retail operations. Accordingly, the marketing strategy of the Riviera is to target customers age 45 to 70 who have more discretionary income and higher spending profiles, achieve maximum occupancy and room rates, and obtain the most profitable mix of business. In developing its overall marketing programs, the Company conducts extensive, ongoing research of its target customers' preferences through written surveys, one-on-one interviews and focus groups.

     The Company focuses on attracting its guests through a range of entertainment opportunities. The Riviera has one of the most extensive entertainment programs in Las Vegas with five different regularly scheduled shows and special appearances by headline entertainers. In addition, the Riviera offers a variety of quality dining options, a range of accommodations from deluxe rooms to penthouse suites, numerous recreational facilities and 40 retail outlets located throughout the property. The Company believes that it offers a value-oriented experience by providing a variety of hotel rooms, restaurants and entertainment, with some of Las Vegas' most popular shows, all at reasonable prices.

     The Company designs promotional offers targeted at certain mid-level gaming patrons that are expected to provide revenues based upon their historical gaming patterns. The Company contacts these customers through a combination of direct mail and telemarketing by an in-house marketing staff and independent representatives located in major cities. The Riviera uses a proprietary database which is linked to its player tracking system to help identify customers' requirements and preferences; this allows the Riviera to customize promotions to attract repeat visitors. The Company offers customers personalized service, credit availability and access to a variety of complimentary or reduced rate room, dinner, and entertainment reservations. Management uses a specialized multi-tiered marketing approach to attract customers in each of its major market segments. In addition, the Company hosts an array of special events, including slot and table tournaments, designed to attract customers for an extended stay.

     The Company focuses its marketing efforts in the southwestern United States during the spring and summer months and in the midwestern United States during the fall and winter months because of the vacation patterns of the Riviera's target customers in those markets. Marketing efforts in California are consistent throughout the year reflecting the constant flow of California residents to Las Vegas.

     One of the Company's most successful permanent promotions is its "$40 for $20" slot promotion which attracts slot players to the casino. The promotion offers $40 of slot play on certain promotional machines for $20 cash. If the customer does not win a jackpot of at least $40, a prize with a retail value of at least $20 is awarded. The sign-up counter and the promotion machines are located near an entrance to the casino and often draw long lines of patrons. The Company expects to install this promotion at the Four Queens and has been approached to license this promotion to other casinos as well, which it may do in the future.

     Another successful promotion is the "World's Loosest Corner of Slots" which is an area of the casino that contains banks of slot machines with the guaranteed highest payback percentages of any similar machines in Las Vegas. Like the "$40 for $20" slot promotion, the "World's Loosest Corner of Slots" is located near an entrance to the casino to attract walk-in traffic.

The Company targets the following segments of the Las Vegas market:

     Mid-Level Gaming Customers. The Company has developed a marketing program intended to develop a loyal following of repeat slot and mid-level table game customers. Management believes it has been able to successfully attract these patrons using the Riviera's restaurants, hotel accommodations and entertainment and by focusing on customer service. Management has adopted a selective approach to the extension of credit to these customers in order to reduce volatility of operating results. The Company uses its research data to tailor promotional offers to the specific tastes of targeted customers. All slot and table players are encouraged to join the Riviera Player's Club and to fill out surveys that provide the Riviera with personal information and preferences and tracks their level of play. Members of the Riviera Player's Club earn bonus points based upon their level of play, redeemable for free gifts, complimentary services or cash rebates. Promotional offers are made to qualifying customers through direct mail and telemarketing.

     Tour and Travel. The tour and travel segment of the market consists of customers from across the country who utilize "packages" to reduce the cost of travel, lodging and entertainment. These packages are produced by wholesale operators and travel agents and emphasize mid-week stays. Tour and travel patrons often book at off-peak periods enabling the Company to maintain occupancy rates at the highest levels throughout the year. Management has developed specialized marketing programs and cultivated relationships with wholesale operators, travel agents and major domestic air carriers to expand this market. The Company's three largest tour and travel operators, including America West Vacations, currently account for approximately 500 room bookings per night. The Company makes an effort to convert tour and travel customers who meet the Company's target customer profile into repeat customers.

     Conventions. This market segment consists of two groups: (i) those trade organizations and groups that hold their events in the banquet and meeting space provided by a single hotel, and (ii) those attending city-wide events, usually held at the Las Vegas Convention Center. The Riviera targets convention business because it typically provides patrons willing to pay higher room rates and provides certain advance planning benefits, since conventions are usually booked two years in advance of the event date. The Riviera has 100,000 square feet of exhibit, meeting and banquet space (one of the largest convention facilities provided by a casino/hotel in Las Vegas) making it attractive to large groups. Management focuses its marketing efforts on conventions whose participants have the most active gaming profile and higher room rate, banquet and function spending habits. The Riviera also benefits from its proximity to the Las Vegas Convention Center which makes it attractive to city-wide conventioneers looking to avoid the congestion that occurs during a major convention, particularly at the south end of the Strip.

     Free and Independent Travelers. This market segment consists of persons who travel to Las Vegas from all areas of the world, many of whom originate from the western United States. These customers are not affiliated with groups and make their reservations directly with the hotel or through independent travel agents. The Riviera benefits from high name recognition with this market segment.

Las Vegas Market

     The Riviera targets the large and expanding Las Vegas tourist and gaming market. Las Vegas is the largest city in Nevada, with a local population in excess of one million, and is Nevada's principal tourist center. Gaming and tourism are the major attractions, complemented by warm weather and the availability of many year-round recreational activities. Although Las Vegas' principal markets are the western region of the United States, most significantly Southern California and Arizona, Las Vegas also serves as a destination resort for visitors from all of North America. In addition, a significant percentage of visitors originate from Latin America and the Pacific Rim countries such as Japan, Taiwan, Hong Kong and Singapore.

     Las Vegas is one of the largest and fastest growing entertainment markets in the country. According to the Las Vegas Convention and Visitors Authority (the "LVCVA"), the number of visitors traveling to Las Vegas has increased at a steady and significant rate for the last ten years from 15.2 million in 1986 to more than 29.0 million in 1995, a compound annual growth rate of 7.5%. Gaming has continued to be a strong and growing business with Las Vegas Strip gaming revenues increasing at a compound annual growth rate of 9.9% from $1.6 billion in 1986 to $3.6 billion in 1995.

     Historically, Las Vegas has had one of the strongest hotel markets in the country. The number of hotel and motel rooms in Las Vegas has increased by 33.5% from approximately 67,400 in 1989 to 90,000 in 1995, giving Las Vegas the most hotel and motel rooms of any metropolitan area in the country. Despite this significant increase in the supply of rooms, the Las Vegas hotel occupancy rate exceeded 91% for each of 1993, 1994 and 1995. Since January 1, 1996, approximately 4,500 new hotel rooms opened and as of September 30, 1996, there were over 10,500 hotel rooms under construction (which combined constitutes a 16.7% increase in the number of hotel and motel rooms in Las Vegas) and the LVCVA estimated that approximately 37,000 additional hotel rooms were proposed for construction.

     The Company believes that the growth in the Las Vegas market has been enhanced as a result of a dedicated program by the LVCVA and major Las Vegas casino/hotels to promote Las Vegas as a major convention site, the increased capacity of McCarran Airport and the introduction of large themed destination resorts in Las Vegas. In 1986, approximately 1.5 million people attended conventions in Las Vegas and generated approximately $1.0 billion of non-gaming economic impact. In 1995, the number of convention delegates had increased to
2.9 million with approximately $3.4 billion of non-gaming economic impact. According to the LVCVA, Las Vegas was the largest convention market in the country in 1995.

     During the past five years, McCarran Airport has expanded its facilities to accommodate the increased number of airlines and passengers which it services. The number of passengers traveling through McCarran Airport has increased from approximately 12.4 million in 1986 to 28.0 million in 1995, a compound annual growth rate of 9.5%. In addition, McCarran Airport reported that during the first six months of 1996, the number of passengers traveling through McCarran Airport increased by 9.1% over the first six months of 1995. Construction is currently underway on numerous roadway enhancements to improve access to the airport which are expected to give McCarran Airport the ability to accommodate over 30 million travelers annually. The U.S. Customs Department has also announced that it will open an office at McCarran Airport. The airport has additional long-term expansion plans underway which will provide additional runways, three new satellite concourses, 60 additional gates and other facilities. See "Risk Factors -- Dependence on Las Vegas Gaming Market and Dependence on Single Property."

Riviera Gaming Management

     In order to capitalize on management's experience in repositioning and managing the Riviera through the bankruptcy process, the Company formed RGM, a wholly owned subsidiary of the Company, for the primary purpose of obtaining casino management contracts with financially distressed casino/hotels in Nevada and other jurisdictions. Management believes there will be an increasing demand for their services by financially distressed casino/hotels. In addition, RGM may provide other services including assisting new venue licensee applicants in designing and planning their gaming operations and managing the start-up of new gaming operations. These services would include casino design, equipment selection, employee recruitment and training, control and accounting systems and marketing programs.

     Four Queens Management Agreement. Since August 1996, RGM has been operating the Four Queens located adjacent to the Golden Nugget on Fremont Street in downtown Las Vegas under an interim management agreement for a fee of $83,333 per month. A long-term management agreement (the "Management Agreement") with Elsinore Corporation ("Elsinore"), the owner of the Four Queens, will go into effect upon the effective date of the Chapter 11 plan of reorganization of Elsinore, expected to occur by year end 1996.

     The term of the Management Agreement is approximately 40 months, subject to earlier termination or extension. Either party may terminate if cumulative EBITDA for the first two fiscal years is less than $12.8 million. The term can be extended by an additional 24 months at RGM's option, if cumulative EBITDA for the three fiscal years of the term is at least $19.2 million. RGM will be paid a fee of 25% of any increase in annual EBITDA over $4.0 million, subject to a $1.0 million minimum fee, payable in equal monthly installments. RGM will receive warrants for 20% of Elsinore's fully diluted equity, exercisable during the term or extended term of the Management Agreement at an exercise price based on the higher of (i) the per share book value on the effective date of the Elsinore bankruptcy plan or (ii) total shareholders' equity of $5.0 million. Either party can terminate if (i) substantially all the Four Queens' assets are sold, (ii) the Four Queens is merged or (iii) a majority of the Four Queens' or

Elsinore's shares are sold. Upon such termination RGM will receive a $2.0 million termination bonus minus any amount realized or realizable upon exercise of the warrants.

Competition

     Intense competition exists in the gaming industry, and many of the Company's competitors have significantly greater resources than the Company. The Riviera competes with all other casinos and hotels in the Las Vegas area, principally competitors located on or near the Las Vegas Strip. In recent months, several of the Company's direct competitors have opened new casino/hotels or have commenced or completed major expansion projects, and other casino/hotels and expansions are planned. In addition, a number of new mega-resorts on the Strip have been announced and are expected to be completed within the next two years. Expansions or enhancements of existing properties or the construction of new properties by competitors could have a material adverse effect on the Company's business. See "Risk Factors - Competition."

Employees and Labor Relations

     As of September 30, 1996, the Riviera employed approximately 2,100 persons and had collective bargaining contracts with seven unions covering approximately 1,300 of such employees including food and beverage employees, rooms department employees, carpenters, engineers, stage hands, musicians, electricians, painters and teamsters. The Company's agreements with the Southern Nevada Culinary and Bartenders Unions, Musicians Union and Stage Hands Union, which cover the majority of the Company's unionized employees, were renegotiated in 1994 and will expire May 31, 1997. The Teamsters, Operating Engineers, Carpenters, Painters, and Electricians Unions' collective bargaining agreements were renewed in 1995 and generally expire in 1998. Although unions have been active in Las Vegas, management considers its employee relations to be satisfactory.

Regulation and Licensing

     Nevada Gaming Authority. The ownership and operation of casino gaming facilities in Nevada are subject to: (i) The Nevada Gaming Control Act and the regulations promulgated thereunder (collectively the "Nevada Act"); and (ii) various local ordinances and regulations. The Company's gaming operations are subject to the licensing and regulatory control of the Nevada Gaming Commission (the "Nevada Commission"), the Nevada State Gaming Control Board (the "Nevada Board"), and the Clark County Liquor and Gaming Licensing Board (the "Clark County Board"). The Nevada Commission, the Nevada Board and the Clark County Board are collectively referred to as the "Nevada Gaming Authorities."

     The laws, regulations and supervisory procedures of the Nevada Gaming Authorities are based upon declarations of public policy which are concerned with, among other things: (i) the prevention of unsavory or unsuitable persons from having a direct or indirect involvement with gaming at any time and in any capacity; (ii) the establishment and maintenance of responsible accounting practices and procedures; (iii) the maintenance of effective controls over the financial practices of licensees, including the establishment of minimum procedures for internal fiscal affairs and the safeguarding of assets and revenues, providing reliable record keeping and requiring the filing of periodic reports with the Nevada Gaming Authorities; (iv) the prevention of cheating and fraudulent practices; and (v) providing a source of state and local revenues through taxation and licensing fees. Change in such laws, regulations and procedures could have an adverse effect on the Company's gaming operations.

     ROC is required to be licensed by the Nevada Gaming Authorities. The gaming license held by ROC requires the periodic payment of fees and taxes and is not transferable. ROC is also licensed as a manufacturer and distributor of gaming devices. Such licenses also require the periodic payment of fees and are not transferable. The Company is registered by the Nevada Commission as a publicly traded corporation (a "Registered Corporation") and has been found suitable to own the stock of ROC which is a corporate gaming licensee under the terms of the Nevada Act. As a Registered Corporation, the Company is required periodically to submit detailed financial and operating reports to the Nevada Commission and to furnish any other information which the Nevada Commission may require. No person may become a shareholder of, or receive any percentage of profits from, ROC without first obtaining licenses and approvals from the Nevada Gaming Authorities. The Company and ROC have obtained from the Nevada Gaming Authorities the various registrations, approvals, permits and licenses required in order to engage in gaming activities and manufacturing and distribution activities in Nevada.

     All gaming devices that are manufactured, sold or distributed for use or play in Nevada, or for distribution outside of Nevada, must be manufactured by licensed manufacturers, distributed or sold by licensed distributors and approved by the Nevada Commission. The approval process includes rigorous testing by the Nevada Board, a field trial and a determination as to whether the gaming device meets strict technical standards that are set forth in the regulations of the Nevada Gaming Authorities. Associated equipment must be administratively approved by the Chairman of the Nevada Board before it is distributed for use in Nevada.

     The Nevada Gaming Authorities may investigate any individual who has a material relationship to, or material involvement with, the Company or ROC in order to determine whether such individual is suitable or should be licensed as a business associate of a gaming licensee. Officers, directors and certain key employees of ROC must file applications with the Nevada Gaming Authorities and may be required to be licensed or found suitable by the Nevada Gaming Authorities. Officers, directors and key employees of the Company who are actively and directly involved in the gaming activities of ROC may be required to be licensed or found suitable by the Nevada Gaming Authorities. The Nevada Gaming Authorities may deny an application for licensing for any cause which they deem reasonable. A finding of suitability is comparable to licensing, and both require submission of detailed personal and financial information followed by a thorough investigation. The applicant for licensing or a finding of suitability must pay all the costs of the investigation. Any change in a corporate position by a licensed person must be reported to the Nevada Gaming Authorities and, in addition to their authority to deny an application for a finding of suitability or licensure, the Nevada Gaming Authorities have jurisdiction to disapprove a change in a corporate position.

     If the Nevada Gaming Authorities were to find an officer, director or key employee unsuitable for licensing or unsuitable to continue having a relationship with the Company or ROC, the companies involved would have to sever all relationships with such person. In addition, the Nevada Commission may require the Company or ROC to terminate the employment of any person who refuses to file appropriate applications. Determinations of suitability or of questions pertaining to licensing are not subject to judicial review in Nevada.

     The Company and ROC are required to submit detailed financial and operating reports to the Nevada Commission. Substantially all material loans, leases, sales of securities and similar financing transactions by ROC must be reported to or approved by the Nevada Commission.

     If it were determined that the Nevada Act was violated by ROC, the gaming licenses it holds could be limited, conditioned, suspended or revoked, subject to compliance with certain statutory and regulatory procedures. In addition, the Company, ROC and the persons involved could be subject to substantial fines for each separate violation of the Nevada Act at the discretion of the Nevada Commission. Further, a supervisor could be appointed by the Nevada Commission to operate the casino and, under certain circumstances, earnings generated during the supervisor's appointment (except for reasonable rental value of the casino) could be forfeited to the State of Nevada. Limitation, conditioning or suspension of the gaming licenses of ROC or the appointment of a supervisor could (and revocation of any gaming license would) materially adversely affect the Company's gaming operations.

     Any beneficial holder of the Company's voting securities, regardless of the number of shares owned, may be required to file an application, be investigated, and have his suitability as a beneficial holder of the Company's voting securities determined if the Nevada Commission has reason to believe that such ownership would otherwise be inconsistent with the declared policies of the State of Nevada. The applicant must pay all costs of investigation incurred by the Nevada Gaming Authorities in conducting any such investigation.

     The Nevada Act requires any person who acquires more than 5% of a Registered Corporation's voting securities to report the acquisition to the Nevada Commission. The Nevada Act requires that beneficial owners of more than 10% of a Registered Corporation's voting securities apply to the Nevada Commission for a finding of suitability within thirty days after the Chairman of the Nevada Board mails the written notice requiring such filing. Under certain circumstances, an "institutional investor," as defined in the Nevada Act, which acquires more than 10%, but not more than 15%, of a Registered Corporation's voting securities may apply to the Nevada Commission for a waiver of such finding of suitability if such institutional investor holds the voting securities for investment purposes only. An institutional investor shall not be deemed to hold voting securities for investment purposes unless the voting securities were acquired and are held in the ordinary course of business as an institutional investor and not for the purpose of causing, directly or indirectly, the election of a majority of the members of the board of directors of the Registered Corporation, any change in the corporate charter, bylaws, management, policies or operations of the Registered Corporation, or any of its gaming affiliates, or any other action which the Nevada Commission finds to be inconsistent with holding the Registered Corporation's voting securities for investment purposes only. Activities which are deemed to be consistent with holding voting securities for investment purposes only include: (i) voting on all matters voted on by shareholders; (ii) making financial and other inquiries of management of the type normally made by securities analysts for informational purposes and not to cause a change in its management, policies or operations; and (iii) such other activities as the Nevada Commission may determine to be consistent with such investment intent. If the beneficial holder of voting securities who must be found suitable is a corporation, partnership or trust, it must submit detailed business and financial information including a list of beneficial owners. The applicant is required to pay all costs of investigation.

     Any person who fails or refuses to apply for a finding of suitability or a license within thirty days after being ordered to do so by the Nevada Commission or the Chairman of the Nevada Board, may be found unsuitable. The same restrictions apply to a record owner if the record owner, after request, fails to identify the beneficial owner. Any shareholder found unsuitable and who holds, directly or indirectly, any beneficial ownership of the common stock beyond such period of time as may be prescribed by the Nevada Commission may be guilty of a criminal offense. The Company is subject to disciplinary action if, after it receives notice that a person is unsuitable to be a shareholder or to have any other relationship with the Company or ROC, the Company (i) pays that person any dividend or interest upon voting securities of the Company, (ii) allows that person to exercise, directly or indirectly, any voting right conferred through securities held by that person, (iii) pays remuneration in any form to that person for services rendered or otherwise, or (iv) fails to pursue all lawful efforts to require such unsuitable person to relinquish his voting securities including, if necessary, the immediate purchase of said voting securities for cash at fair market value. Additionally, the Clark County Board has the authority to approve all persons owning or controlling the stock of any corporation controlling a gaming licensee.

     The Nevada Commission may, in its discretion, require the holder of any debt security of a Registered Corporation, to file applications, be investigated and be found suitable to own the debt security of a Registered Corporation, if it has reason to believe that such ownership would be inconsistent with the declared policies of the State of Nevada. If the Nevada Commission determines that a person is unsuitable to own such security, then pursuant to the Nevada Act, the Registered Corporation can be sanctioned, including the loss of its approvals, if without the prior approval of the Nevada Commission, it: (i) pays to the unsuitable person any dividend, interest, or any distribution whatsoever;
(ii) recognizes any voting right by such unsuitable person in connection with such securities; (iii) pays the unsuitable person remuneration in any form; or
(iv) makes any payment to the unsuitable person by way of principal, redemption, conversion, exchange, liquidation, or similar transaction.

     The Company is required to maintain a current stock ledger in Nevada which may be examined by the Nevada Gaming Authorities at any time. If any securities are held in trust by an agent or by a nominee, the record holder may be required to disclose the identity of the beneficial owner to the Nevada Gaming Authorities. A failure to make such disclosure may be grounds for finding the record holder unsuitable. The Company is also required to render maximum assistance in determining the identity of the beneficial owner. The Nevada Commission has the power to require the Company's stock certificates to bear a legend indicating that the securities are subject to the Nevada Act. However, to date, the Nevada Commission has not imposed such a requirement on the Company.

     The Company may not make a public offering of its securities without the prior approval of the Nevada Commission if the securities or proceeds therefrom are intended to be used to construct, acquire or finance gaming facilities in Nevada, or to retire or extend obligations incurred for such purposes. Approval of a public offering does not constitute a finding, recommendation or approval by the Nevada Commission or the Nevada Board as to the accuracy or adequacy of the prospectus or the investment merits of the securities offered. Any representation to the contrary is unlawful.

     Changes in control of the Company through merger, consolidation, stock or asset acquisitions, management or consulting agreements, or any act or conduct by a person whereby he obtains control, may not occur without the prior approval of the Nevada Commission. Entities seeking to acquire control of a Registered Corporation must satisfy the Nevada Board and Nevada Commission in a variety of stringent standards prior to assuming control of such Registered Corporation. The Nevada Commission may also require controlling shareholders, officers, directors and other persons having a material relationship or involvement with the entity proposing to acquire control, to be investigated and licensed as part of the approval process relating to the transaction.

     The Nevada legislature has declared that some corporate acquisitions opposed by management, repurchases of voting securities and corporate defense tactics affecting Nevada corporate gaming Licensees, and Registered Corporations that are affiliated with those operations, may be injurious to stable and productive corporate gaming. The Nevada Commission has established regulations to ameliorate the potentially adverse effects of these business practices upon Nevada's gaming industry and to further Nevada's policy to: (i) assure the financial stability of corporate gaming Licensees and their affiliates; (ii) preserve the beneficial aspects of conducting business in the corporate form; and (iii) promote a neutral environment for the orderly governance of corporate affairs. Approvals are, in certain circumstances, required from the Nevada Commission before the Registered Corporation can make exceptional repurchases of voting securities above the current market price thereof and before a corporate acquisition opposed by management can be consummated. The Nevada Act also requires prior approval of a plan of recapitalization proposed by the Registered Corporation's Board of Directors in response to a tender offer made directly to the Registered Corporation's shareholders for the purposes of acquiring control of the Registered Corporation.

     License fees and taxes, computed in various ways depending on the type of gaming or activity involved, are payable to the State of Nevada and to the County in which the ROC's operations are conducted. Depending upon the particular fee or tax involved, these fees and taxes are payable either monthly, quarterly or annually and are based upon either: (i) a percentage of the gross revenues received; (ii) the number of gaming devices operated; or (iii) the number of table games operated. A casino entertainment tax is also paid by casino operations where entertainment is furnished in connection with the selling of food, refreshments or merchandise. Nevada Licensees that hold a license to manufacture and distribute slot machines and gaming devices, such as ROC, also pay certain fees and taxes to the State of Nevada.

     Any person who is licensed, required to be licensed, registered, required to be registered, or is under common control with such persons (collectively, "Licensees"), and who proposes to become involved in a gaming venture outside of Nevada, is required to deposit with the Nevada Board, and thereafter maintain, a revolving fund in the amount of $10,000 to pay the expenses of investigation by the Nevada Board of their participation in such foreign gaming. The revolving fund is subject to increase or decrease in the discretion of the Nevada Commission. Thereafter, Licensees are required to comply with certain reporting requirements imposed by the Nevada Act. Licensees are also subject to disciplinary action by the Nevada Commission if they knowingly violate any laws of the foreign jurisdiction pertaining to the foreign gaming operation, fail to conduct the foreign gaming operation in accordance with the standards of honesty and integrity required of Nevada gaming operations, engage in activities that are harmful to the State of Nevada or its ability to collect gaming taxes and fees, or employ a person in the foreign operation who has been denied a license or finding of suitability in Nevada on the ground of personal unsuitability.

     Other Regulation. The sale of alcoholic beverages at the Riviera is subject to licensing, control and regulation by the Clark County Board. All licenses are revocable and are not transferable. The Clark County Board has full power to limit, condition, suspend or revoke any such license, and any such disciplinary action could (and revocation would) have a material adverse affect upon the operations of ROC.

                                   MANAGEMENT

Executive Officers and Directors

         The executive officers and directors of the Company and ROC are as follows:

         Name                       Age       Position
         ----                       ---       --------

         William L. Westerman       65        Chairman of the Board and Chief Executive Officer of
                                              the Company and ROC and President of the Company
         Duane R. Krohn             50        Treasurer of the Company and Vice President of
                                              Finance and Treasurer of ROC
         John A. Wishon             51        General Counsel of ROC, Secretary of the Company
                                              and ROC
         Michael L. Falba           54        Vice President of Casino Operations of ROC
         Jerome P. Grippe           54        Vice President of Operations of ROC
         Martin R. Gross            39        Vice President of Hotel Marketing of ROC
         Ronald P. Johnson          48        Vice President of Gaming Operations of ROC
         Robert E. Nickels, Sr.     67        Vice President of Administration of ROC
         Robert A. Vannucci         49        Vice President of Marketing and Entertainment of ROC
         Robert R. Barengo          55        Director of the Company and ROC
         William Friedman           54        Director of the Company and ROC
         Philip P. Hannifin         62        Director of the Company and ROC

     William L. Westerman assumed the positions referred to above in February, 1993. Mr. Westerman was a Consultant to Riviera, Inc. from July 1, 1991 until he was appointed Chairman of the Board and Chief Executive Officer of Riviera, Inc. on January 1, 1992. From 1973 to June 30, 1991, Mr. Westerman was President and Chief Executive Officer of Cellu-Craft Inc., a manufacturer of flexible packaging primarily for food products. Alusuisse, a multi-national aluminum and chemical company, acquired Cellu-Craft on June 30, 1989. On January 1, 1990, Mr. Westerman was appointed President of Alusuisse Flexible Packaging (Alusuisse's wholly-owned U.S. subsidiary engaged in the manufacture of flexible packaging for food and pharmaceutical products). Additionally, Mr. Westerman was named a member of the team responsible for all of Alusuisse multinational packaging operations with annual sales volume in excess of $1 billion. Mr. Westerman resigned from all his positions with Alusuisse on June 30, 1991.

     Duane R. Krohn, CPA, assumed the position of Treasurer of the Company and ROC on June 30, 1993 and was elected Vice President of Finance of ROC on April 26, 1994. Mr. Krohn was initially employed by Riviera, Inc. in April 1990, as Director of Corporate Finance and served as Vice President-Finance from March 1992 to June 30, 1993. Mr. Krohn served as Chief Financial Officer of Imperial Palace, Inc. (a casino/hotel operator in Las Vegas) from February 1987 to March 1990. Prior to 1987, Mr. Krohn was Chief Financial Officer of the Mint and the Dunes in Las Vegas, Nevada, and Bally's Park Place in Atlantic City, New Jersey.

     John A. Wishon was elected Secretary of the Company and ROC, and General Counsel of ROC in September 1994. Mr. Wishon was initially employed by ROC as a Marketing Analyst in February 1994. From January 1992 to February 1994, Mr. Wishon was a legal and management consultant to Gold River Gambling Hall & Resort, the Bicycle Club Casino, and Tierra del Sol Casino Resort. From October 1990 to January 1992, Mr. Wishon served as Vice President of Hotel Operations and later as Vice President of Administration and Legal Affairs at the Sands Hotel Casino in Las Vegas. Prior to

December, 1988, Mr. Wishon served as General Manager of the Airtel Plaza and Westwood Plaza Hotels in Los Angeles, California. From 1976 until 1988, Mr. Wishon was Senior Vice President of the Hotel del Coronado Corporation and held the positions of Resident Manager and General Counsel. Mr. Wishon is a member of the Nevada and California Bars, has practiced law with emphasis on real estate and contract law and has been employed in law enforcement.

     Michael L. Falba was elected Vice President of Casino Operations of ROC on April 26, 1994. Mr. Falba became Director of Casino Operations of ROC on June 30, 1993. Mr. Falba was employed by the Riviera, Inc. from March 1989 until November 1991 as Assistant Casino Manager, and from November 1991 to June 30, 1993 as Vice President of Casino Operations.

     Jerome P. Grippe was elected Vice President of Operations of ROC on April 26, 1994. Mr. Grippe became Director of Operations of ROC on June 30, 1993. Mr. Grippe was Assistant to the Chairman of the Board of Riviera, Inc. from July 1990, until May 1993. Mr. Grippe had served in the United States Army from 1964 until his retirement as a Colonel in July 1990.

     Martin R. Gross was elected Vice President of Hotel Marketing of ROC on April 26, 1994. Mr. Gross became Director of Hotel Marketing of ROC on June 30, 1993. Mr. Gross was Vice President-Hotel Marketing of Riviera, Inc. from April 1992 until June 30, 1993. Mr. Gross was Vice President-Marketing and Sales for Alexis Park Resort Hotel (a 500-suite non-gaming resort) in Las Vegas from August 1988 until April 1992. From 1980 to 1988, Mr. Gross held key marketing positions with the Mirage and MGM Grand hotels. On August 12, 1996, Mr. Gross assumed the responsibilities of Acting General Manager of the Four Queens.

     Ronald P. Johnson became Vice President of Gaming Operations of ROC in September 1994. Mr. Johnson became Director of Slots of ROC on June 30, 1993 and was elected Vice President of Slot Operations and Marketing on April 26, 1994. Mr. Johnson was Vice President-Slot Operations and Marketing of Riviera, Inc. from April 1991 until June 30, 1993. Mr. Johnson was Vice President-Slot Operations for Sands Hotel and Casino Inc. from September 1989 until he joined Riviera, Inc. From September 1986 until September 1989, Mr. Johnson was Assistant Slot Manager at Bally's Grand Las Vegas.

     Robert E. Nickels, Sr. was elected Vice President of Administration of ROC on April 26, 1994. Mr. Nickels became Director of Administration of ROC on June 30, 1993. From March 1992 until June 30, 1993 Mr. Nickels was Vice President-Administration of Riviera, Inc. From November 1991 to February 1992 Mr. Nickels was a self-employed business consultant. From March 1979 to April 1986, Mr. Nickels was Director of Internal Audit for MGM-Reno. From April 1986 to November 1991, Mr. Nickels served as Vice President of Administration at Bally's Reno and Las Vegas.

     Robert A. Vannucci was elected Vice President of Marketing and Entertainment of ROC on April 26, 1994. Mr. Vannucci had been Director of Marketing of ROC since July 19, 1993. Mr. Vannucci was Senior Vice President of Marketing and Operations at the Sands Casino Hotel in Las Vegas from April 1991 to February 1993. Mr. Vannucci was Vice President and General Manager of Fitzgerald's Las Vegas (a casino/hotel operator) from 1988 to January 1991. In July 1993, Robert Vannucci filed for personal bankruptcy protection under Chapter 13 of the Bankruptcy Code. Pursuant to his bankruptcy plan, Mr. Vannucci has made 100% repayment to all creditors.

     Robert R. Barengo has been a Director of the Company and ROC since February, 1993. Mr. Barengo was a consultant to Riviera, Inc. from January 1993 until June 30, 1993. Since 1972, Mr. Barengo has been engaged in the private practice of law in Reno, Nevada. From 1978 to 1983, Mr.

Barengo was Speaker Pro Tempore and Speaker of the Nevada Assembly. Mr. Barengo has been a director of Leroy's House and Sports Place, now called American Wagering, Inc., since February 1972. Since 1993, Mr. Barengo is President and the sole shareholder of Silver State Disseminators Company, a company licensed by Nevada gaming authorities to disseminate racing information in the State of Nevada and Chairman of the Nevada Dairy Commission.

     William Friedman has been a Director of the Company and ROC since February 1993. Mr. Friedman was a consultant to Riviera, Inc. from January 1993 until June 30, 1993. During 1989 and 1990, Mr. Friedman was President and General Manager of the Las Vegas Casino Division of United Gaming Inc., the largest slot route operator in Nevada. In 1988 and 1989, Mr. Friedman was Chief Executive Officer and Executive Vice President of Rio Suite Hotel & Casino, Inc. (formerly MarCor Resorts. Inc.) and President and General Manager of Rio Suite Hotel & Casino in Las Vegas.

     Philip P. Hannifin has been a Director of the Company and ROC since February 1993. Mr. Hannifin was a consultant to Riviera, Inc. from January 1993 until June 30, 1993. Mr. Hannifin was a Director from 1986 to 1995 and an Executive Vice President of Fitzgerald's Reno, Inc. (a casino/hotel operator) since 1991. From 1987 to 1990, Mr. Hannifin was a Director and Executive Vice President of MGM Grand Inc. (a casino/hotel operator). From January 1971 to September 1977, Mr. Hannifin was Chairman of the Nevada Gaming Control Board.

     Officers of each of the Company and ROC serve at the discretion of their respective Boards of Directors and are also subject to the licensing requirements of the Gaming Commission.

Compensation of Executive Officers

     The following table sets forth a summary of the compensation paid by the Company for the years ended December 31, 1993, 1994 and 1995, to the Chief Executive Officer of the Company and ROC, and to the Company's four most highly compensated executive officers who received over $100,000 in compensation during 1995 from the Company.

                           Summary Compensation Table

Name and                                                         Other Annual     All Other
Principal Position                 Year    Salary       Bonus    Compensation   Compensation1
------------------                 ----    ------       -----    ------------   -------------

William L. Westerman               1995    $375,000   $855,961     $431,3152     $   1,630
Chairman of the Board and          1994     350,000    592,379      389,0402         1,630
Chief Executive Officer of         1993     325,000    232,856      350,0002      500,7613
the Company and ROC

Jerome P. Grippe                   1995     108,950     70,000         7,115           442
Vice President of                  1994     103,654     50,000         4,646           398
Operations of ROC                  1993      77,537     25,000           946           178

Martin R. Gross                    1995     140,049     70,000         8,079           541
Vice President of Hotel            1994     125,302     50,000         5,316           442
Marketing of ROC                   1993     102,170     25,000           637           376

Ronald P. Johnson                  1995     155,840     70,000         8,529           772
Vice President of Gaming           1994     131,813     50,000         5,446           497
Operations of ROC                  1993      95,622     25,000         1,246           376

Robert Vannucci                    1995     130,569     70,000         6,879           541
Vice President of                  1994     110,852     50,000         2,717           365
Marketing and                      1993      41,730     25,000             0            52
Entertainment of ROC

--------------------------

1   Includes premiums paid by the Company for excess life insurance.

2 Includes contributions to Mr. Westerman's retirement account of $400,000 in 1995, $375,000 in 1994 and $350,000 in 1993 (See "-- Employment
    Agreements").

3 Includes a special bonus of $500,000 paid in consideration of Mr. Westerman's contribution to the Company successfully emerging from Chapter 11 bankruptcy proceedings.

Employment Agreements

     Mr. Westerman serves as Chairman of the Board, President and Chief Executive Officer of the Company, and as Chairman of the Board and Chief Executive Officer of ROC.

     Mr. Westerman has entered into an employment contract with the Company which has been most recently amended on January 1, 1996. The term of Mr. Westerman's amended employment contract will expire on December 31, 1996. The employment contract is automatically renewed for successive one year terms, unless the Company gives Mr. Westerman 90 days written notice of its desire not to renew the term or Mr. Westerman gives the Company 180 days notice of his desire not to renew the term.

     Mr. Westerman's base compensation was $325,000 during 1993, $350,000 during 1994, $375,000 during 1995 and will be $400,000 in 1996. Mr. Westerman currently earns an incentive bonus of 8.75% of adjusted operating earnings of the Company over $20.0 million. Mr. Westerman's incentive bonus amounted to $232,856 in 1993, $592,379 in 1994 and $855,961 in 1995.

     The agreement also provides that the Company and ROC will create a retirement account for Mr. Westerman. Pursuant to the agreement, an aggregate of $1.7 million has been credited to the retirement account since its inception through January 1, 1996. Each year that Mr. Westerman continues to be employed, an amount equal to Mr. Westerman's base salary for that year will be credited to the account on January 1 of that year. (The amount credited on January 1, 1997, will be $425,000.) In the event that Mr. Westerman is no longer employed by the Company (except for termination for cause, in which case Mr. Westerman would forfeit all rights to monies in the retirement account), Mr. Westerman will be entitled to receive the amount in the retirement account as of the date he ceases to be employed by the Company in 20 quarterly installments (i.e., $106,750 per quarter or $427,000 per year if Mr. Westerman ceases to be employed by the Company on January 1, 1997).

     In the event Mr. Westerman is terminated for any reason during the term of the contract other than for reason of death, disability, voluntary termination by Mr. Westerman, or cause, Mr. Westerman shall be entitled to a termination fee in an amount equal to his base compensation for said year in which the termination occurs in 26 bi-weekly installments, commencing immediately upon such termination, along with full group health benefits for a period of one year from the date of termination. In addition, the Company will fund all deferred compensation that would have been funded on January 1 of the year following termination. A termination by the Company (other than for cause) of Mr. Westerman within one year after a change in control of the Company shall be deemed an involuntary termination.

     The Company and ROC are also required to make contributions on behalf of Mr. Westerman to the Profit Sharing and 401K Plan described below. The Company did not make any contribution to the plans on Mr. Westerman's behalf in 1993. The Company made contributions to the plan in the amount of $14,040 for 1994 and $31,319 for 1995.

     The agreement also provides that Mr. Westerman will receive the same life, health and disability benefits offered to other key executives of the Company and ROC, will be reimbursed for all business expenses and will be entitled to four weeks vacation per year.

Employee Stock Option Plan

     The options discussed in the following paragraphs were granted pursuant to the Company's 1993 Employee Stock Option Plan (the "Stock Option Plan"). The number of shares reflects the adjustments made for a ten-for-one stock split on November 26, 1994, and a four-for-one stock split on November 16, 1995.

     The following table presents at September 30, 1996 the value of unexercised in-the-money options held by the Chief Executive Officer of the Company and ROC and to the Company's four most highly compensated executive officers. No options have ever been exercised.

                                Number of               Value of Unexercised,
                            Unexercised Options          In-The-Money Options
                          ----------------------     --------------------------
Name                      Vested      Not Vested       Vested        Not Vested
----                      ------      ----------       ------        ----------
William L. Westerman      150,000        30,000      $2,018,751       $393,750
Jerome P. Grippe           15,000         3,000         201,875         39,375
Martin R. Gross            15,000         3,000         201,875         39,375
Ronald P. Johnson          15,000         3,000         201,875         39,375
Robert Vannucci            15,000         3,000         201,875         39,375


     The Stock Option Plan is administered by a Committee of the Board of Directors (the "Compensation Committee"), which consists of two members of the Board of Directors who must be Disinterested Persons (as defined in Rule 16b-3(d)(3) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")). The Compensation Committee currently consists of Robert R. Barengo and William Friedman, neither of whom are eligible to receive options.

     The number of shares available for purchase under the Stock Option Plan is 480,000 (as adjusted pursuant to antidilution provisions). Options were granted for 228,000 shares in 1993, 132,000 shares for 1994 and no shares for 1995, leaving a balance available for future grants of 120,000 shares.

     Persons eligible to receive options are any officer or other key employee of the Company or any of its subsidiaries or affiliates, including a director who is such an employee, as the Compensation Committee, in its sole discretion, may select. All optionees who have been granted options have entered into option agreements with the Company. Each option agreement specifies when an option may be exercisable and the terms and conditions applicable thereto, including any vesting requirements. Options vest 25% one year after the date of grant and 25% each subsequent year. The term of an option can in no event be exercisable more than ten years (five years in the case of an incentive option granted to a shareholder owning more than ten percent of the Common Stock), or such shorter period, if any, as may be necessary to comply with the requirements of state securities laws, from the date such option is granted.

     The price at which Common Stock may be purchased upon exercise of an option is determined by the Compensation Committee, but shall be not less than the Fair Market Value (as defined in the Stock Option Plan) of such shares on the date of grant.

     The Stock Option Plan provides for adjustment in the number of shares of Common Stock subject to each outstanding Option or the Option prices or both, in the event of any changes in the outstanding Common Stock by reason of stock dividends, stock splits, recapitalizations, reorganizations, mergers, consolidations, sales or exchanges of assets, combinations, or exchanges of shares or offerings of subscription rights. In the event of the complete liquidation or dissolution of the Company due to a merger, reorganization or other adjustment as described above, any Options, granted and remaining unexercised shall be deemed canceled.

     The Company has registered the issuance of all options and all shares issuable upon exercise of the options on Form S-8 under the Securities Act.

     The Stock Option Plan became effective as of July 1, 1993, and will terminate on July 1, 2003. However, with approval from the shareholders of the Company, if required by law or the applicable provisions of any securities exchange upon which the Common Stock is listed, the Board of Directors or the Compensation Committee may at any time prior to such date terminate or amend the Stock Option Plan and the terms and conditions thereof as to stock which is not then the subject matter of options granted or issued pursuant to the terms of the Stock Option Plan. The Board of Directors or the Compensation Committee, with the written consent of the affected holders of any options granted pursuant to the Stock Option Plan, may terminate or amend the Stock Option Plan as it regards any such options held by any such consenting holders.

Employee Stock Purchase Plan

     On May 31, 1996, approximately 560 union and non-union employees participated in the 1996 employee stock purchase plan. Under the plan, 137,000 shares of Common Stock were issued to employees at $11.26 (85% of market price at May 10, 1996) in exchange for notes receivable of $1,383,272 which are payable over two years via payroll deduction. There are 163,000 shares remaining to be issued under the plan.

     The Company has registered the issuance of all the shares issuable under this plan on Form S-8 under the Securities Act.

Profit Sharing and 401(k) Plans

     On June 30, 1993, the Company and ROC assumed, pursuant to an Adoption Agreement, the combined profit sharing and 401(k) plan of Riviera, Inc. (the "Profit Sharing and 401(k) Plans") and the Company and ROC have continued the Profit Sharing and 401(k) Plans after June 30, 1993. The Company and ROC have amended the Adoption Agreement to provide that all current employees of the Riviera who were employed by the Riviera on April 1, 1992, who are at least 21 years of age and who are not covered by a collective bargaining agreement are immediately eligible to participate in the Profit Sharing and 401(k) Plans. The amendment provides further that all current employees who were employed by the Riviera after April 1, 1992, who are at least 21 years of age and who are not covered by a collective bargaining agreement are eligible to participate after one year of service at the Riviera.

     The profit sharing component of the Profit Sharing and 401(k) Plan provides that the Company will make a contribution equal to 1% of each eligible employee's annual compensation if a prescribed annual operating earnings target is attained and an additional 1/10th of 1% thereof for each $200,000 by which operating earnings is exceeded, up to a maximum of 3% thereof. The Company may elect not to contribute to the Profit Sharing and 401(k) Plan if it notifies its employees by January of the Profit Sharing and 401(k) Plan year. An employee will become vested in the Company's contributions based on the employee's years of service. An employee will receive a year of vesting service for each plan year in which the employee completed 1,000 hours of service. Vesting credit will be allocated in 20% increments for each year of service commencing with the attainment of two years of service. An employee will be fully vested following the completion of six years of service.

Termination Fee Agreements

     ROC is a party to termination fee agreements with certain significant employees pursuant to which each such employee is entitled to receive one year's salary and benefits if his or her employment with ROC is terminated within one year of a change of control of the Company or ROC, or the involuntary termination of Mr. Westerman's employment. The estimated total amount that would be payable under all such agreements is $1.2 million in salaries and $367,000 in benefits.

Stay Bonus Agreements

     ROC is a party to stay bonus agreements with certain significant employees pursuant to which each such employee is entitled to receive one year's salary (less the amount of any incentive bonus paid in 1996 for 1995) in the event there is a change of control of the Company. The agreements expire on December 31, 1996. The estimated total amount that would be payable under all such agreements is $470,000.

Compensation of Directors

     Each of Messrs. Barengo, Friedman and Hannifin is paid an annual fee of $50,000 for services as a director of the Company and ROC. Each director is also reimbursed for expenses incurred in connection with attendance at meetings of the Board of Directors. Mr. Hannifin was granted options to purchase 24,000 shares in 1993, 12,000 shares for 1994 and none for 1995. On March 5, 1996 the Board of Directors adopted a Nonqualified Stock Option Plan for Non-Employee Directors, which was approved by the shareholders on May 10, 1996. Under the plan, each individual elected, re-elected or continuing as a non-employee director will automatically receive a non-qualified stock option for 2,000 shares of Common Stock, with an option exercise price equal to the fair market value of the Common Stock on the date of grant. Options to purchase 2,000 shares at an exercise price of $13.25 were granted to each of Messrs. Barengo and Friedman on May 10, 1996. Directors who are also officers or employees of the Company or ROC do not receive any additional compensation for services as a director. Currently, Mr. Westerman is the only such director. The Board of Directors has granted the members of the Compensation Committee the right to elect to receive all or part of their annual fees in the form of the Company's Common Stock in a number of shares having a fair market value equal to the cash compensation subject to such election. Mr. Barengo received 3,103 shares for his director's fees for the first nine months of 1996.

Board of Directors and Committee Meetings

     The Company established an Audit Committee at the beginning of 1994. The Audit Committee is composed of Messrs. Barengo, Friedman, and Hannifin. The Audit Committee recommends to the Board of Directors the selection of an auditor, reviews the plan and scope of an audit, reviews the auditors' critique of management and internal controls and management's response to such critique and reviews the results of the audit.

     The Company and ROC each has a Compensation Committee composed of Messrs. Barengo and Friedman. The Compensation Committee is responsible for recommending executive compensation programs to the Board of Directors and for approving all compensation decisions with respect to the Chief Executive Officer and his recommendations for the other executive officers of the Company. Robert R. Barengo is a principal in American Wagering, Inc. See "Certain Relationships and Related Transactions."


                       PRINCIPAL AND SELLING SHAREHOLDERS

     The Common Stock is traded on the American Stock Exchange. The following table sets forth certain information regarding the beneficial ownership of the Common Stock as of September 30, 1996 and as adjusted to reflect the Offering, assuming the Underwriters' over-allotment option is not exercised, by (i) each person who, to the knowledge of the Company, beneficially owns more than 5% of the outstanding Common Stock, (ii) the directors and certain officers of the Company and (iii) all directors and officers of the Company and ROC as a group. Except as indicated, each person listed below has sole voting and investment power with respect to the shares set forth opposite such person's name.

                                                                            Shares to be
                                               Shares Beneficially Owned    Sold in the       Shares Beneficially Owned
                                                 Prior to the Offering        Offering           After the Offering
                                             ---------------------------   -------------   -----------------------------
Name
                                                 Number       Percentage                       Number        Percentage
                                             --------------  ------------                  -------------  ---------------
William L. Westerman 1,7                        234,200         4.6%               0         234,200             3.6
Jerome P. Grippe 1,7                             16,000            *               0          16,000               *
Martin R. Gross 1,7                              16,000            *               0          16,000               *
Ronald P. Johnson 1,7                            27,000            *               0          27,000               *
Robert Vannucci 1,7                              15,600            *               0          15,600               *
Robert R. Barengo 1,7                             4,103            *               0           4,103               *
William M. Friedman 1,7                               0            *               0               0               *
Philip P. Hannifin 1,7                           30,000            *               0          30,000               *
Keyport Life Insurance Co. 2                    857,160         17.4         750,000         107,160             1.7
Sun America Life Insurance Company 3            761,920         15.4         500,000         261,920             4.1
Morgens Entities:4
  Betje Partners                                 29,360            *               0          29,360               *
  Morgens Waterfall Income Partners              43,920            *           4,120          39,800               *
  MWV Employee Retirement Plan
   Group Trust                                    7,760            *               0           7,760               *
  Phoenix Partners                               79,440          1.6               0          79,440             1.2
  Restart Partners, L.P.                        282,000          5.7          76,300         205,700             3.2
  Restart Partners II, L.P.                     440,600          8.9          91,500         349,100             5.4
  Restart Partners III, L.P.                    298,600          6.0          56,700         241,900             3.8
  The Common Fund                                90,880          1.8          21,380          69,500             1.1
                                              ---------       ------         -------         -------         -------
     Total Morgens Entities                   1,272,560         25.8         250,000       1,022,560            15.9
Restructuring Capital Associates, L.P. 5        398,240          8.1               0         398,240             6.2
Stephen S. Taylor 6                             398,860          8.1               0         398,860             6.2
All executive officers and directors as a
group (12 persons) 1,7                          392,303          7.5               0         392,003             5.9

------------------------

*  Less than 1%.

1 The address for each director and officer of the Company or ROC is c/o Riviera Holdings Corporations, 2901 Las Vegas Boulevard South, Las Vegas, Nevada 89109.

2 The address for Keyport Life Insurance Company ("Keyport") is 125 High Street, Boston, Massachusetts 02110. Stein Roe & Farnham Incorporated, an affiliate of Keyport, is Keyport's investment advisor, and, as such, has the power and authority to direct the disposition of the securities, and accordingly, could be deemed to be a "beneficial" owner within the meaning of Rule 13d-3. Stein Roe & Farnham Incorporated, however, disclaims actual beneficial ownership of such securities.

3     The address for Sun America Life Insurance Company ("Sun Life") is One Sun America Center, Century City, California
      90067.

4     The address for Morgens, Waterfall, Vintiadis & Company, Inc. ("Morgens") is 10 East 50th Street, New York, New
      York 10022.  Morgens or its principals are either investment advisors to, or trustees or general partners of, the eight entities listed in the above table ("Morgens Entities") that are the owners of Common Stock issued under the Plan.
      Morgens or its principals have the power and authority to direct the disposition of these securities and, accordingly, could be deemed to be "beneficial" owners within the meaning of Rule 13d-3 under the Exchange Act.  Each of Morgens, its principals and the Morgens Entities, however, disclaims beneficial ownership with respect to any securities not actually beneficially owned by it.


                                      -45-




5 The address for Restructuring Capital Associates, L.P. ("Restructuring Capital") is 450 Park Avenue, New York, New York 10022.

6 The address for Mr. Taylor is 714 South Dearborn Street, Chicago, Illinois 60605. Includes 148,660 shares of Common Stock owned by Bidwell Partners of which Mr. Taylor is a general partner.

7 Includes vested portion of options to purchase shares of Common Stock granted pursuant to the Stock 1993 Option Plan and NonQualified Stock Option Plan for Non-Employee Directors.


     The Company is a party to two registration rights agreements with, among others, Morgens, Keyport, Sun Life and affiliates of Restructuring Capital, each of which owns more than 5% of the Common Stock. Pursuant to the Equity Registration Rights Agreement dated June 30, 1993, among the Company and the Holders of Registrable Shares referred to therein, each of the three largest holders of Common Stock is entitled to cause the Company to file a registration statement, and holders of 51% or more of the shares of Common Stock then subject to the Equity Registration Rights Agreement are entitled to cause the Company to file two registration statements registering under the Securities Act of 1933, as amended, the offer and sale of Common Stock owned by such persons. All other Holders of Registrable Shares will be entitled to have shares of Common Stock owned by them included in any such registrations. In addition, the agreement grants to each party the right to have included, subject to certain limitations, all shares of Common Stock owned by such party in any registration statement filed by the Company under the Securities Act, including those filed on behalf of the Company or security holders not party to the Equity Registration Rights Agreement. The Selling Shareholders are registering their shares of Common Stock hereunder pursuant to their piggy-back registration rights under the Equity Registration Rights Agreement. Pursuant to the agreement, the Company will pay all costs and expenses, other than underwriting discounts and commissions, in connection with the registration and sale of Common Stock under the agreement. The Debt Registration Rights Agreement dated June 30, 1993, among the Company and the Holders of Registrable Securities referred to therein provides the same rights described above to the holders of First Mortgage Notes, except that holders of 50% (rather than 51%) or more of the principal amount of First Mortgage Notes then subject to such agreement will be entitled to require the Company to file two registration statements. In connection with the preparation and filing by the Company of the Registration Statement declared effective by the Commission on September 3, 1993, each of Morgens, Keyport and Sun Life waived its right to demand one future registration of First Mortgage Notes. The Company has registered the First Mortgage Notes on behalf of certain Noteholders pursuant to their rights under the Debt Registration Rights Agreement.

     The Company's officers and directors and the Selling Shareholders have agreed with the underwriters not to publicly sell any shares of the Common Stock for 90 days after the date of this Prospectus (with a limit of February 28, 1997 in the case of the Morgens Entites).


                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Robert R. Barengo, a director of the Company, is a principal in American Wagering, Inc., the successor in name to Leroy's Horse & Sports Place ("AWI"), which leases approximately 12,000 square feet of the Riviera casino floor. AWI is the operator of the Riviera's sports book operations. This lease was assumed by the Company from Riviera, Inc. and is still in effect. The lease provides for rental payments based upon the monthly and annual revenues derived by AWI from the location. From January 1, 1995, through December 31, 1995, AWI paid aggregate rent to ROC of approximately $92,000. The Company believes that the terms of the lease with AWI are at least as favorable to the Company and ROC as could have been obtained from unaffiliated third parties and are at least as favorable as terms obtained by other casino/hotels in Las Vegas. AWI also owns Howard Johnson Hotel & Casino located at the intersection of Tropicana Avenue and Interstate 15 in Las Vegas, Nevada. The hotel's operations include an International House of Pancakes restaurant, on-site food and beverage sales, 150 guest rooms (no suites) and approximately 53 gaming machines. The Company believes that this casino/hotel's operations are not competitive with the Riviera.

     The Morgens Entities will own 15.9% of the Company's Common Stock upon completion of the Offering and will own over 90% of the Common Stock of Elsinore upon the effective date of Elsinore's bankruptcy plan. The Company believes that the terms of the Four Queens Management Agreement are no less favorable to the Company than if the Company had negotiated with an independent third party. See "Business-Riviera Gaming Management - Four Queens Management Agreement."


                          DESCRIPTION OF CAPITALIZATION

Common Stock

     The Company is authorized to issue up to 20,000,000 shares of Common Stock, par value $.001 per share. Upon the closing of the Offering, there will be 6,440,103 shares of Common Stock issued and outstanding (6,890,103 if the Underwriters' over-allotment options are exercised in full).

     Each holder of Common Stock is entitled to one vote for each share held of record on each matter submitted to a vote of shareholders. Holders of Common Stock do not have the right of cumulative voting for the election of directors. Each holder of Common Stock is entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor, as well as any distributions to the shareholders and, in the event of a liquidation, dissolution or winding up of the Company, is entitled to share ratably in all assets of the Company remaining after payment of liabilities. Holders of Common Stock have no conversion, redemption or preemptive rights or other rights to subscribe for additional shares. Shares of Common Stock will not be subject to redemption except as required to comply with any laws, rules or regulations governing the conduct of the gaming business. The outstanding shares of Common Stock are, and the shares to be sold by the Company in the Offering will be, when issued and delivered, validly issued, fully paid and nonassessable. Certificates for shares of Common Stock may bear legends required by the Nevada gaming authorities.

Certain Anti-Takeover Effects

     The Company's Second Restated Articles of Incorporation (the "Articles") contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the Company's Board of Directors and in the policies formulated by the Board of Directors and to discourage an unsolicited takeover of the Company if the Board of Directors determines that such a takeover is not in the best interests of the Company and its shareholders. However, these provisions could have the effect of discouraging certain attempts to acquire the Company or remove incumbent management even if some or a majority of the Company's shareholders deemed such an attempt to be in their best interests, including those attempts that might result in a premium over the market price for the shares of Common Stock held by shareholders.

     Restricted Voting Rights. The Articles provide that if any person or group has acquired within any consecutive three year period beneficial ownership, directly or indirectly, of more than 10% of the outstanding Common Stock, then such shareholder will be entitled to cast only one-hundredth (1/100) of one vote per share for each share in excess of 10% of the issued and outstanding shares of Common Stock. Unless waived by the Board of Directors, the voting restriction will apply until such time as such shareholder shall have consummated a tender offer for all the outstanding shares of Common Stock at a price specified in the Articles.

     Nevada Legislation. On October 1, 1991, Nevada's "Combination with Interested Shareholders Statute" and certain amendments to Nevada's "Control Share Acquisition Statute" became effective. Both statutes may have the effect of delaying or making it more difficult to effect a change in control of the Company.

     The Combination with Interested Shareholders Statute (Nev. Rev. Stat. ss.ss. 78.411-.444 (1995)) prevents an "interested shareholder" and an applicable Nevada corporation from entering into a "combination," unless certain conditions are met. A "combination" means any merger or consolidation with an "interested shareholder," or any sale, lease, exchange, mortgage, pledge, transfer or other disposition, in one transaction or a series of transactions with an "interested shareholder": (i) having an aggregate market value equal to 5% or more of the aggregate market value of the assets of the corporation; (ii) having an aggregate market value equal to 5% or more of the aggregate market value of all of the outstanding shares of the corporation; or (iii) representing 10% or more of the earning power or net income of the corporation. An "interested shareholder" means the beneficial owner of 10% or more of the voting shares of a corporation, or an affiliate or associate thereof. A corporation may not engage in a "combination" within five years after the interested shareholder acquired his shares unless the combination or the purchase of shares made by the interested shareholder disapproved by the board of directors before the interested shareholder acquired such shares. If this approval is not obtained, then after the expiration of the five-year period, the business combination may be consummated with the approval of the board of directors or a majority of the voting power held by disinterested shareholders, or if the consideration to be paid by the interested shareholder is at least equal to the highest of: (i) the highest price per share paid by the interested shareholder within the five years immediately preceding the date of the announcement of the combination or in the transaction in which he became an interested shareholder, whichever is higher;
(ii) the market value per Common Share on the date of the announcement of the combination or the date the interested shareholder acquired the shares, whichever is higher; or (iii) for the holders of preferred stock, the highest liquidation value of the preferred stock, if it is higher.

     Nevada's Control Share Acquisition Statute (Nev. Rev. Stat. ss.ss. 78.378-.3793 (1995) ) prohibits an acquiror, under certain circumstances, from voting shares of a target corporation's stock after crossing certain threshold ownership percentages, unless the acquiror obtains the approval of the target corporation's disinterested shareholders. The Control Share Acquisition Statute specifies three thresholds: one-fifth or more but less than one-third, one-third but less than a majority, and a majority or more, of the outstanding voting power. Once an acquiror crosses one of the above thresholds, those shares in an offer or acquisition and acquired within 90 days become Control Shares (as defined in such statute) and such Control Shares are deprived of the right to vote until disinterested shareholders restore the right. The Control Share Acquisition Statute also provides that in the event Control Shares are accorded full voting rights and the acquiring person has acquired a majority or more of all voting power, all other shareholders who do not vote in favor of authorizing voting rights to the Control Shares are entitled to demand payment for the fair value of their shares. The Board of Directors is required to notify shareholders as soon as practicable after such an event has occurred that they have the right to receive the fair value of their shares in accordance with statutory procedures established generally for dissenter's rights.

Transfer Agent and Registrar

     The Transfer Agent and Registrar for the Common Stock is the American Stock Transfer & Trust Company.

First Mortgage Notes

     The following is a summary of the terms of the Note Indenture (as amended by the First Supplemental Indenture and the First Amendment to First Supplemental Indenture) governing the First Mortgage Notes and is qualified in its entirety by reference to such documents, copies of which have been filed as exhibits to the Registration Statement of which this Prospectus is a part.

     There is $100.0 million aggregate principal amount of the First Mortgage Notes outstanding. The First Mortgage Notes have an interest rate of 11% per annum which is payable semi-annually. The First Mortgage Notes are secured by a first lien on substantially all of the Company's assets, including property located at, or related to, the Riviera, including land, buildings, certain FF&E and intangible assets. The First Mortgage Notes are not redeemable at the Company's option until June 1, 1998 and thereafter are redeemable at premiums beginning at 104.3125% and declining each subsequent year to par in 2001. The
Note Indenture prohibits the payment of dividends on the Common Stock. The Company may, beginning June 1, 1997, defease the First Mortgage Notes whereby the collateral under the Note Indenture will be released and the Company would no longer be subject to the restrictive covenants. The Company is required to make an offer to purchase all the First Mortgage Notes upon (a) a major event of loss to the Riviera, or (b) a "Change of Control" (generally, the acquisition of a majority of the Common Stock by a third party).

     Certain covenants restrict the Company's activities or require the Company to meet certain financial tests, including the following:

         (i) No additional debt can be incurred by the Company or any of its restricted subsidiaries except that if certain fixed charge coverage ratios are met, debt secured by FF&E acquired after June 23, 1993 and subordinated debt which matures after the First Mortgage Notes can be incurred. (The Company has under discussion a FF&E secured loan of up to $15.0 million which would be permitted by this restriction.)

         (ii) Capital expenditures are limited to $6.0 million per year plus 80% of cumulative available cash flow from June 30, 1993, minus prior capital expenditures in excess of $6.0 million per year in 1994, 1995 or 1996. (The Company does not believe this restriction will affect its ability to complete Phase I but a waiver will be required to complete any future phases of the Master Plan.)

         (iii) If the Company's consolidated net worth is less than $2.5 million for two successive quarters, the Company is required to offer to buy back 10% of the First Mortgage Notes in each quarter thereafter until consolidated net worth is equal to or greater than $2.5 million. (The Company's consolidated net worth at June 30, 1996 was approximately $31.1 million.)

         (iv) Contributions to joint ventures and investments ("Restricted Investments") are restricted by (i) consolidated cash flow,
                  (ii) percentage of consolidated net worth tests and (iii) a limit of $5.0 million for each such investment if the Company does not have a management contract and a participation in profits at the time of the investment. The preceding restrictions will not apply to the proceeds of any subordinated debt or equity raised for a specific Restricted Investment ("Project Investment"). (Except for Project Investment, the Company believes that the foregoing restrictions may limit the Company's ability to invest in financially troubled casinos and casinos in other jurisdictions. After giving effect to the Offering, the Company estimates it can invest up to $13.5 million in any one Restricted Investment and $27.0 million in all Restricted Investments.)

         (v) The Company and its subsidiaries' ability to sell assets is limited and generally any proceeds must be received in cash and used to repurchase First Mortgage Notes. (The Company believes that this covenant may restrict the Company's ability to effect one or more aspects of future phases of the Master
                  Plan).

        (iv) The Company may not consolidate or merge with or into, or sell, lease, convey or otherwise dispose of all or substantially all of its properties or assets to any person unless (i) immediately after giving effect to the transaction, the consolidated net worth of the continuing entity is at least equal to the actual consolidated net worth of the Company as of the last day of the prior fiscal quarter and
                  (ii) immediately after giving effect to the transaction, the Company, or the continuing corporation (if other than the Company), has a pro forma fixed charge coverage ratio at least equal to 2.0 to 1.0. (The Company believes such covenant may restrict its ability to expand by acquisition of other companies, particularly financially distressed companies.)

Credit Facility

     The Company is negotiating with banks and other financial institutions for a $15.0 million credit facility. Because the First Mortgage Notes are secured by substantially all the Company's assets, the proposed revolving credit facility would be secured by FF&E that was acquired after June 30, 1993. The revolving credit facility is anticipated to have terms which require reduction of the credit available at the rate of 6.5% of the original amount of the facility quarterly over four years beginning one year from the date of the agreement. The Company does not intend to draw down the funds immediately, but desires to have funds available to acquire gaming and other equipment.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement, a copy of which has been filed as an exhibit to the Registration Statement of which this Prospectus is a part, the Underwriters named below (the "Underwriters") have severally, and not jointly, agreed, through Ladenburg, Thalmann & Co. Inc. and Raymond James & Associates, Inc., the Representatives of the Underwriters (the "Representatives"), to purchase from the Company and the Selling Shareholders, and the Company and the Selling Shareholders have agreed to sell to the Underwriters named below, the aggregate number of shares of Common Stock set forth opposite their respective names below:


                                                             Number
     Name of Underwriter                                   of Shares
     -------------------                                   ---------

     Ladenburg, Thalmann & Co. Inc....................

     Raymond James & Associates, Inc..................

                                                            ---------

          Total...................................          3,000,000
                                                            =========


     The Underwriters are committed to take and pay for all the shares of Common Stock offered hereby, if any are purchased.

     The Underwriters have advised the Company that they propose to offer all or part of the Common Stock offered hereby directly to the public initially at the price to the public set forth on the cover page of this Prospectus, that they may offer shares to certain dealers at a price that represents a concession of not more than $ per share and that the Underwriters may allow, and such dealers may reallow, a concession of not more than $ per share to certain other dealers. After the commencement of the Offering, the price to the public and the concessions may be changed.

     The Company and certain of the Selling Shareholders have granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to 450,000 additional shares of Common Stock at the same price per share as the initial 3,000,000 shares to be purchased by the Underwriters. The Underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the sale of the shares offered hereby. To the extent the Underwriters exercise such option, each of the Underwriters will be committed, subject to certain conditions, to purchase the same percentage thereof as the shares to be purchased by that Underwriter.

     The Company has agreed to indemnify the Underwriters and certain related persons against certain liabilities, including certain liabilities under the Securities Act, and to contribute to payments the Underwriters may be required to make in respect thereof.

     The Company and its directors, executive officers and [the Selling Shareholders] have agreed that they will not, directly or indirectly, offer, sell or otherwise dispose of any equity securities of the Company or any securities convertible into or exchangeable for, or any rights to purchase or acquire, equity securities of the Company for a period of 90 days after the date of this Prospectus, without the prior written consent of Ladenburg, Thalmann & Co. Inc. on behalf of the Representatives.

                                  LEGAL MATTERS

     Certain matters with respect to the Common Stock offered hereby will be passed upon for the Company by Dechert Price & Rhoads, New York, New York and with respect to all matters of Nevada law by Schreck, Jones, Bernhard, Woloson & Godfrey, Las Vegas, Nevada. Certain legal matters will be passed upon for the Underwriters by Brownstein Hyatt Farber & Strickland, P.C., Denver, Colorado.


                                     EXPERTS

     The consolidated financial statements of Riviera Holdings Corporation as of December 31, 1994 and 1995, and for the six-month period ended December 31, 1993, and years ended December 31, 1994 and 1995 included in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein and elsewhere in the Registration Statement, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

     The financial statements of Riviera, Inc., Hotel & Casino Division (Predecessor to Riviera Holdings Corporation) for the six-month period ended June 30, 1993, included in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report (which include explanatory paragraphs concerning substantial doubt about the Company's ability to continue as a going concern, bankruptcy proceedings and litigation) which is included herein and elsewhere in the Registration Statement, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.


                              AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files periodic reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, NW, Washington, D.C. 20549, and at the Commission's Regional Offices at 7 World Trade Center, New York, New York 10048 and Northwestern Atrium Center, 500 Madison Street, Suite y 1400, Chicago, Illinois 60661. Copies of such material can be obtained upon written request addressed to the Commission, Public Reference Section, 450 Fifth Street, NW, Washington, D.C. 20549, at prescribed rates.

     Additional information regarding the Company is contained in the Registration Statement on Form S-1 and the exhibits, (the "Registration Statement") filed with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is made to the Registration Statement which may be inspected without charge at, and copies thereof may be obtained at prescribed rates from the Commission at 450 Fifth Street, NW, Judiciary Plaza, Washington, D.C. 20549. The Registration Statement, including the exhibits and schedules thereto, can also be accessed through the EDGAR terminals in the Commissions's Public Reference Rooms in Washington, Chicago and New York or through the World Wide Web at http://www.sec.gov.

RIVIERA HOLDINGS CORPORATION

TABLE OF CONTENTS
-------------------------------------------------------------------------------


                                                                           Page
                                                                           ----

Riviera Holdings Corporation (Successor to Riviera, Inc.,
   Casino-Hotel Division)


  Independent Auditors' Report                                              F-2

  Consolidated Balance Sheets as of December 31, 1994 and
     1995 and June 30, 1996 (unaudited)  F-3

  Consolidated Statements of Operations for the Six Month
     Period Ended December 31, 1993 and for the Years Ended
     December 31, 1994 and 1995 and for the Six Months Ended
     June 30, 1995 and 1996 (unaudited)                                     F-4

  Consolidated Statements of Shareholders' Equity for the
     Six Month Period Ended December 31, 1993 and for the
     Years Ended December 31, 1994 and 1995 and for the
     Six Months Ended June 30, 1996 (unaudited)                             F-5

  Consolidated Statements of Cash Flows for the Six Month
     Period Ended December 31, 1993 and for the Years Ended
     December 31, 1994 and 1995 and for the Six Months ended
     June 30, 1995 and 1996 (unaudited)                                     F-6

  Notes to Consolidated Financial Statements                                F-7

Riviera, Inc. Casino-Hotel Division
(Predecessor to Riviera Holdings Corporation)

  Independent Auditors' Report                                             F-19

  Statement of Operations and Division Deficit for
     the Six Month Period Ended June 30, 1993                              F-21

  Statement of Cash Flows for the Six Month Period
     Ended June 30, 1993                                                   F-22

  Notes to Financial Statements                                            F-23

INDEPENDENT AUDITORS' REPORT


Riviera Holdings Corporation
d.b.a. Riviera Hotel & Casino
Las Vegas, Nevada

We have audited the accompanying consolidated balance sheets of Riviera Holdings Corporation and its subsidiary (the "Company") d.b.a. Riviera Hotel & Casino (Successor to Riviera, Inc., Casino-Hotel Division) as of December 31, 1994 and 1995 and the related consolidated statements of operations, shareholders' equity, and cash flows for the six months ended December 31, 1993 and for the years ended December 31, 1994 and 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 1994 and 1995, and the results of their operations and their cash flows for the six months ended December 31, 1993 and the years ended December 31, 1994 and 1995, respectively, in conformity with generally accepted accounting principles.



DELOITTE & TOUCHE LLP

Las Vegas, Nevada
February 16, 1996

                          RIVIERA HOLDINGS CORPORATION
               (Successor to Riviera, Inc., Casino-Hotel Division)

                           CONSOLIDATED BALANCE SHEETS
                       ( in thousands, except share data )
-----------------------------------------------------------------------------------------------------------------
                                                                            December 31,             June 30,1996
                                                                       1994           1995           (Unaudited)
                                                                       ----           ----           -----------

ASSETS

CURRENT ASSETS:
  Cash and cash equivalents (Note 1)                               $   16,425      $  21,962          $  26,083
  Accounts receivable, net (Notes 1 and 2)                              5,082          4,334              4,161
  Inventories (Note 1)                                                  2,272          2,186              2,513
  Prepaid expenses and other assets                                     2,389          2,602              3,432
                                                                   ----------      ---------          ---------
           Total current assets                                        26,168         31,084             36,189
                                                                   ----------      ---------          ---------

PROPERTY AND EQUIPMENT, NET (Notes 1, 3, 5 and 7)                     120,024        121,049            122,447
                                                                   ----------      ---------          ---------

OTHER ASSETS                                                            4,377          4,759              2,060
                                                                   ----------      ---------          ---------

RESTRICTED CASH FOR PERIODIC
  SLOT PAYMENTS (Notes 1 and 5)                                         1,356          1,039               786
                                                                   ----------      ---------          ---------

TOTAL ASSETS                                                       $  151,925      $ 157,931          $ 161,482
                                                                   ==========      =========          =========

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES: (Note 1)
  Current portion of long-term debt (Note 5)                       $    2,983$     $   2,322$             1,847
  Accounts payable (Note 4)                                             7,375          8,408              7,499
  Current income taxes payable (Note 6)                                   574             51
  Accrued expenses (Note 4)                                             8,874          9,596              9,834
                                                                   ----------      ---------          ---------
           Total current liabilities                                   19,806         20,377             19,180
                                                                   ----------      ---------          ---------

DEFERRED INCOME TAXES PAYABLE (Note 6)                                  2,010          3,023              4,031
                                                                   ----------      ---------          ---------

LONG-TERM DEBT, NET OF
  CURRENT PORTION (Notes 1 and 5)                                     110,171        108,249            107,201
                                                                   ----------      ---------          ---------

COMMITMENTS AND CONTINGENCIES (Notes 7, 8 and 9)
SHAREHOLDERS' EQUITY: (Note 1)
  Common stock ($.001 par value; 20,000,000 shares
    authorized; 4,800,000 shares issued and
    outstanding at December 31, 1994 and 1995 and
    4,938,470 shares issued and outstanding at
    June 30, 1996)                                                          5              5                  5
  Additional paid-in capital                                           12,536         12,536             14,091
  Notes receivable from Employee Shareholders                                                            (1,383)
  Retained earnings                                                     7,397         13,741             18,357
                                                                   ----------      ---------          ---------
           Total shareholders' equity                                  19,938         26,282             31,070
                                                                   ----------      ---------          ---------

TOTAL LIABILITIES AND  SHAREHOLDERS' EQUITY                        $  151,925     $  157,931            161,482
                                                                   ==========     ==========            =======

See notes to consolidated financial statements.

                          RIVIERA HOLDINGS CORPORATION
               (Successor to Riviera, Inc., Casino-Hotel Division)
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                       ( in thousands, except share data )
-------------------------------------------------------------------------------------------------------------------


                                             Six Months
                                               Ended               Year Ended                  Six Months Ended
                                            December 31           December 31,                     June 30,
                                            -----------     ------------------------     ---------------------------
                                               1993           1994            1995          1995             1996
                                               ----           ----            ----          ----             ----
                                                                                                (Unaudited)
REVENUES: (Note 1)
  Casino                                     $  41,158     $   82,060     $   77,337     $   38,639     $   40,382
  Rooms                                         17,808         35,422         39,450         20,505         21,771
  Food and beverage                             11,760         22,961         21,895         10,952         12,043
  Entertainment                                  8,422         16,945         14,423          4,862         10,795
  Other (Note 7)                                 4,230          9,390          9,515          4,871          5,204
                                             ---------     ----------     ----------     ----------     ----------

                                                83,378        166,778        162,620         79,829         90,195
  Less promotional allowances (Note 1)           7,157         12,857         11,873          5,489          6,922
                                             ---------     ----------     ----------     ----------     ----------

           Net revenues                         76,221        153,921        150,747         74,340         83,273
                                             ---------     ----------     ----------     ----------     ----------

COSTS AND EXPENSES: (Notes 1 and 7)
  Direct costs and expenses of operating
  departments:
    Casino                                      25,533         48,826         45,325         22,262         24,472
    Rooms                                        8,456         17,594         18,787          9,374          9,365
    Food and beverage                            7,796         15,588         15,768          7,802          8,089
    Entertainment                                7,897         13,982         10,329          3,673          7,394
    Other                                        1,839          3,516          3,527          1,755          1,964
  Other operating expenses:
    Selling, general and administrative         13,427         27,831         28,742         15,015         15,362
    Provision for bad debts (Note 2)               107            991            478            457            240
    Depreciation and amortization                2,399          5,674          6,811          3,304          3,862
                                             ---------     ----------     ----------     ----------     ----------

           Total costs and expenses             67,454        134,002        129,767         63,642         70,748
                                             ---------     ----------     ----------     ----------     ----------

INCOME FROM OPERATIONS                           8,767         19,919         20,980         10,698         12,525
                                             ---------     ----------     ----------     ----------     ----------

OTHER INCOME (EXPENSE):
  Interest expense (Notes 5 and 7)              (6,382)       (12,764)       (12,453)        (6,259)        (6,100)
  Interest income                                  222            510          1,149            520            593
                                             ---------     ----------     ----------     ----------     ----------

           Total other income (expense)         (6,160)       (12,254)       (11,304)        (5,739)        (5,507)
                                             ---------     ----------     ----------     ----------     ----------

INCOME BEFORE PROVISION FOR
   INCOME TAXES                                  2,607          7,665          9,676          4,959          7,018
PROVISION FOR INCOME TAXES
  (Notes 1 and 6)                                               2,875          3,332          1,710          2,402
                                             ---------     ----------     ----------     ----------     ----------

NET INCOME                                   $   2,607     $   4,790      $    6,344     $    3,249     $    4,616
                                             =========     ==========     ==========     ==========     ==========


Weighted average common and common
  equivalent shares outstanding              4,800,000      4,800,000      5,040,720      5,016,028      5,072,364
Net income per common and common
  equivalent shares                              $0.54          $1.00          $1.26          $0.65          $0.91

See notes to consolidated financial statements.

                          RIVIERA HOLDINGS CORPORATION
               (Successor to Riviera, Inc., Casino-Hotel Division)

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                FOR THE SIX MONTH PERIOD ENDED DECEMBER 31, 1993
               AND FOR THE YEARS ENDED DECEMBER 31, 1994 AND 1995
             AND FOR THE SIX MONTHS ENDED JUNE 30, 1996 (UNAUDITED)
--------------------------------------------------------------------------------------------------------------------------
                                 (In thousands)


                                                                                                    Notes
                                                                    Additional                   Receivable
                                         Shares          Common      Paid-in      Retained     from Employee
                                       Outstanding       Stock       Capital      Earnings      Shareholders        Total
                                       -----------       -----       -------      --------      ------------        -----

BALANCES,
  JULY 1, 1993                            4,800          $    5     $   12,536                                    $ 12,541

NET INCOME                                                                        $  2,607                           2,607
                                          -----          ------     ----------    --------                        --------
BALANCES,
  DECEMBER 31, 1993                       4,800               5         12,536       2,607                          15,148

NET INCOME                                                                           4,790                           4,790
                                          -----          ------     ----------    --------                        --------

BALANCES,
  DECEMBER 31, 1994                       4,800               5         12,536       7,397                          19,938

NET INCOME                                                                           6,344                           6,344
                                          -----          ------     ----------    --------                        --------

BALANCES,
  DECEMBER 31, 1995                       4,800               5         12,536      13,741                          26,282

STOCK ISSUED UNDER
  EMPLOYEE AND
  NON-EMPLOYEE
  DIRECTORS STOCK
  PURCHASE PLAN
  (UNAUDITED)                               138                          1,555                   $ (1,383)             172

NET INCOME
  (UNAUDITED)                                                                        4,616                           4,616
                                          -----          ------     ----------    --------                        --------

BALANCES JUNE 30,
  1996 (UNAUDITED)                        4,938          $    5     $   14,091    $ 18,357       $ (1,383)        $ 31,070
                                          =====          ======     ==========    ========       ========         ========

See notes to consolidated financial statements.

                          RIVIERA HOLDINGS CORPORATION
               (Successor to Riviera, Inc., Casino-Hotel Division)
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                ( in thousands )
----------------------------------------------------------------------------------------------------------------

                                                     Six Months
                                                        Ended          Year Ended            Six Months Ended
                                                     December 31,      December 31,               June 30,
                                                     ------------  --------------------    --------------------
                                                         1993        1994       1995        1995       1996
                                                         ----        ----       ----        ----       ----
                                                                                              (Unaudited)
CASH FLOWS FROM OPERATING
  ACTIVITIES:
  Net income                                           $  2,607    $  4,790    $  6,344    $  3,249    $  4,616
  Adjustments to reconcile net income
    to net cash provided by operating activities:
    Depreciation and amortization                         2,399       5,674       6,811       3,304       3,862
    Provision for bad debts                                 107         991         478         457         240
    Provision for gaming discounts                           30         133         142          36          14
    Interest expense                                      6,382      12,764      12,453       6,259       6,100
    Interest paid                                        (8,780)    (13,052)    (12,489)     (6,276)     (6,120)
    Changes in operating assets and liabilities:
      Decrease (increase) in accounts receivable           (187)     (1,116)        127         829         (81)
      Decrease (increase) in inventories                   (480)       (508)         86         227        (327)
      Decrease (increase) in prepaid expenses
        and other assets                                  1,238        (310)       (212)       (455)       (830)
      Decrease in restricted cash for
        periodic slot payments                              114         591         318         253         253
      Increase (decrease) in accounts payable             1,503       1,064       1,033      (1,820)       (909)
      (Decrease) increase in accrued expenses            (5,102)      2,393         758          (8)         46
      Increase (decrease) in current income
        taxes payable                                       573        (522)       (573)        (51)
      Increase in deferred income taxes payable           2,010       1,013         454       1,008
      Increase in non-qualified pension plan
        obligation to CEO upon retirement                   935         375         400         167         212
                                                       --------    --------    --------    --------    --------
           Net cash provided by operating activities        766      16,372      16,740       6,103       8,033
                                                       --------    --------    --------    --------    --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures for property and equipment        (4,307)     (8,933)     (7,836)     (3,988)     (5,259)
  (Increase) decrease in other assets                                (1,506)       (382)        246       2,699
                                                       --------    --------    --------    --------    --------
           Net cash used in investing activities         (4,307)    (10,439)     (8,218)     (3,742)     (2,560)
                                                       --------    --------    --------    --------    --------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from long-term borrowings                        518         675         176          98
  Payments on long-term borrowings                       (5,176)     (3,371)     (3,159)     (1,580)     (1,622)
  Proceeds from issuance of stock to employees                                                              172
                                                       --------    --------    --------    --------    --------
           Net cash used in financing activities         (4,658)     (2,696)     (2,983)     (1,580)     (1,352)
                                                       --------    --------    --------    --------    --------
INCREASE (DECREASE) IN CASH AND
  CASH EQUIVALENTS                                       (8,199)      3,237       5,539         781       4,121
CASH AND CASH EQUIVALENTS,
  BEGINNING OF PERIOD                                    21,387      13,188      16,425      16,425      21,962
                                                       --------    --------    --------    --------    --------
CASH AND CASH EQUIVALENTS, END
  OF PERIOD                                            $ 13,188    $ 16,425    $ 21,964    $ 17,206    $ 26,083
                                                       ========    ========    ========    ========    ========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
  INFORMATION - Income taxes paid                                  $    292    $  2,852    $  1,907    $  2,032
                                                                   ========    ========    ========    ========
SUPPLEMENTAL DISCLOSURE OF
  NON-CASH FINANCING ACTIVITIES
  Stock issued to employees with notes receivable                                                      $  1,383
                                                                                                       ========

See notes to consolidated financial statements.

RIVIERA HOLDINGS CORPORATION
(Successor to Riviera, Inc., Casino-Hotel Division)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Presentation

     Riviera Holdings Corporation (the "Company") and its wholly-owned subsidiary Riviera Operating Corporation ("ROC") were incorporated on January 27, 1993 in order to acquire all assets and liabilities of Riviera, Inc. Casino-Hotel Division (the "Division") on June 30, 1993 (the "Effective Date") pursuant to the Second Amended Joint Plan of Reorganization dated January 8, 1993, (the "Plan") for Riviera, Inc. which was confirmed by the United States Bankruptcy Court for the District of Nevada (the "Court") at a hearing on February 11, 1993. The Plan was modified by an order of the Court entered March 25, 1993, and was further modified by an order entered by the Court on June 4, 1993.

     On June 29, 1993, the Company obtained regulatory approval of its gaming application from the State of Nevada. For financial reporting purposes it is assumed the Effective Date of the Plan was on midnight June 30, 1993 with the assets and liabilities being transferred from the Division to the Company on July 1, 1993. In connection with the effectiveness of the Plan, the Company and its wholly-owned subsidiary, ROC, acquired all of the assets of Riviera, Inc. relating to the Division. On the Effective Date the Company issued to holders of Floating Rate First Mortgage Notes, Floating Rate First Mortgage Reset Notes and Second Series Floating Rate First Mortgage Notes of the Division (a) 4,800,000 shares of its common stock (post stock split), par value $.001 per share and (b) an aggregate of $100,000,000 First Mortgage Notes due December 31, 2002 in exchange for $126,000,000 in Division bonds and $15,156,000 in accrued interest. The Company also issued other notes to unsecured creditors of the Division (see
     Note 5).

     In July 1994, management established a new division, Riviera Gaming Management, Inc. ("RGM") for the purpose of obtaining management contracts in Nevada and other jurisdictions. In August 1995, RGM incorporated in the state of Nevada as a wholly owned subsidiary of ROC.

     On November 16, 1995, the shareholders of the Company approved an amendment to the Company's Amended and Restated Articles of Incorporation to increase the authorized shares of common stock from 5,000,000 to 20,000,000 and a four for one stock split. Accordingly, per share information, average number of shares outstanding and number of shares outstanding in the accompanying consolidated financial statements have been adjusted for the stock split as of the earliest date presented (July 1, 1993).

     Nature of Operations

     The primary line of business of the Company is the operation of the Riviera Hotel and Casino in Las Vegas, Nevada. The Company is engaged in a single industry segment, the operation of a hotel/casino with restaurants and related facilities.

     Casino operations are subject to extensive regulation in the State of Nevada by the Gaming Control Board and various other state and local regulatory agencies. Management believes that the Company's procedures for supervising casino operations, for recording casino and other revenues and for granting credit comply, in all material respects, with the applicable regulations.

     Interim Financial Information

     The financial information at June 30, 1996 and for the six months ended June 30, 1995 and 1996, is unaudited. However, such information reflects all adjustments (consisting solely of normal recurring adjustments) that are, in the opinion of management, necessary to a fair presentation of the financial position, results of operations, and cash flows for the interim periods. The results of operations for the six months ended June 30, 1995 and 1996, are not necessarily indicative of the results that will be achieved for the entire year.

     Principles of Consolidation

     The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries ROC and RGM. All material intercompany accounts and transactions have been eliminated.

     Cash and Cash Equivalents

     All highly liquid investments securities with a maturity of three months or less when acquired are considered to be cash equivalents. The Company adopted Statement of Financial Accounting Standards No. 115 ("SFAS 115"), Accounting for Certain Investments in Debt and Equity Securities," during fiscal 1995. In accordance with SFAS 115, prior year's financial statements have not been restated to reflect the change in accounting method. There was no cumulative effect as a result of adopting SFAS 115 in 1995.

     The Company's investment securities, along with certain cash and cash equivalents that are not deemed securities under SFAS 115, are carried on the consolidated balance sheets in the cash and cash equivalents category. SFAS 115 addresses the accounting and reporting for investments in equity securities that have readily determinable fair values and for all investments in debt securities, and requires that such securities to be classified as either held-to-maturity, trading or available-for-sale. Management determines the appropriate classification of its investment securities at the time of purchase and re-evaluates such determination at each balance sheet date. Pursuant to the criteria that are prescribed by SFAS 115, the Company has classified its investment securities in inventory as of December 31, 1994, and acquired during fiscal 1995 as held to maturity. Held to maturity, securities are required to be carried at amortized cost. At December 31, 1995, securities classified as held to maturity were comprised of debt securities issued by the U.S. Treasury and other U.S. government corporations and agencies and repurchase agreements with an amortized cost of $15,000,000 maturing in three months or less.

     Inventories

     Inventories consist primarily of food, beverage, gift shop and promotional inventories and are stated at the lower of cost (determined on a first-in, first-out basis) or market.

     Property and Equipment

     Property and equipment are stated at the lower of cost or market, and capitalized lease assets are stated at the lower of the present value of future minimum lease payments at the date of lease inception or market value. Interest incurred during construction of new facilities or major additions to facilities is capitalized and amortized over the life of the asset. Depreciation is computed by the straight-line method over the shorter of the estimated useful lives or lease terms, if applicable, of the related assets, which range from 5 to 40 years. The costs of normal maintenance and repairs is charged to expense as incurred. Gains or losses on disposals are recognized as incurred.

     Restricted Cash for Periodic Slot Payments

     At December 31, 1994 and 1995, the Company had interest-bearing deposits with a commercial bank in the amount of $1,356,321 and $1,038,721, respectively, which are restricted as to use. These amounts represent deposits required by the State of Nevada Gaming Control Board to fund periodic slot payments due customers through the year 2000.

     Fair Value Disclosure as of December 31, 1995

     Cash and cash equivalents, accounts receivable, restricted cash for periodic slot payments, accounts payable and accrued liabilities-the carrying value of these items are a reasonable estimate of their fair value.

     Long-term Debt-The fair value of the Company's long-term debt is estimated based on the quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturities. Based on the borrowing rates currently available to the Company for debt with similar terms and average maturities, the estimated fair value of long-term debt is approximately $108,071,000.

     Casino Revenue

     The Company recognizes, as gross revenue, the net win from gaming activities, which is the difference between gaming wins and losses.

     Promotional Allowances

     Promotional allowances consist primarily of accommodations, entertainment, and food and beverage services furnished without charge to customers. The retail value of such services is included in the respective revenue classifications and is then deducted as promotional allowances.

     The estimated costs of providing promotional allowances are classified as costs of the casino operating department through interdepartmental allocations. These allocations for the six months ended December 31, 1993 and for the years ended December 31, 1994 and 1995 are as follows:

                                      1993            1994            1995
                                                 (in thousands)

Food and beverage                    $3,892         $ 7,225         $ 6,570
Rooms                                 1,146           1,843           1,451
Entertainment                         1,176           2,121           2,280
                                     ------         -------         -------
Total Costs allocated to casino      $6,214         $11,189         $10,301
                                     ======         =======         =======


     Federal Income Taxes

     The Company and its subsidiaries file a consolidated federal tax return. Effective July 1, 1993, the Company adopted SFAS 109. SFAS 109 requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred income taxes reflect the net tax effects of (i) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and (ii) operating loss and tax credit carryforwards.

     Net Income Per Share

     Earnings per common and common equivalent share is computed using the weighted average number of shares outstanding adjusted for the incremental shares attributed to outstanding options to purchase common stock. Fully diluted per share amounts are substantially the same as primary per share amounts for the periods presented.

     Estimates and Assumptions

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from estimates.

     Recently Issued Accounting Standards

     In March 1995, the FASB issued Statement No. 121 ("SFAS 121") Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. SFAS 121 requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. SFAS 121 is effective for fiscal years beginning after December 15, 1995. Based on management's preliminary analysis, the Company does not anticipate that the adoption of SFAS 121 will have a material impact on the consolidated financial statements.

     In October 1995, the FASB issued Statement No. 123 ("SFAS 123") Accounting for Stock-Based Compensation which establishes financial accounting and reporting standards for stock-based employee compensation plans and for transactions in which an entity issues its equity instruments to acquire goods or services from nonemployees. SFAS 123 is generally effective for fiscal years beginning after December 15, 1995. The Company intends to provide the pro forma and other additional disclosures about stock-based employee compensation plans in its 1996 consolidated financial statements as required by SFAS 123.

     Reclassifications

     Certain reclassifications have been made to the 1993 and 1994 financial statements to conform with the current year presentation.

2.   ACCOUNTS RECEIVABLE

     Accounts receivable at December 31 consist of the following:

                                                      1994             1995
                                                        ( in thousands )

  Casino                                           $    3,851       $   2,581
  Hotel                                                 2,654           2,494
                                                   ----------       ---------
  Total                                                 6,505           5,075
  Less allowance for bad debts and discounts            1,423             741
                                                   ----------       ---------
  Total                                            $    5,082       $   4,334
                                                   ==========       =========

     Changes in the casino and hotel allowance for bad debts and discounts for the year ended December 31 consist of the following:


                                                      1994             1995
                                                        ( in thousands )

  Beginning balance, January 1                     $    1,144       $   1,424
  Writeoffs                                            (1,030)         (1,358)
  Recoveries                                              186              54
  Provision for bad debts                                 991             478
  Provision for gaining discounts                         133             143
                                                   ----------       ---------
  Ending balance, December 31                      $    1,424       $     741
                                                   ==========       =========


 3.  PROPERTY AND EQUIPMENT

     Property and equipment at December 31 consist of the following:


                                                      1994             1995
                                                        ( in thousands )

  Land and improvements                            $   21,751       $  21,751
  Building and improvements                            75,582          75,875
  Equipment, furniture, and fixtures                   30,764          38,307
                                                   ----------       ---------
     Total property and equipment                     128,097         135,933
  Less accumulated depreciation                         8,073          14,884
                                                   ----------       ---------
  Net property and equipment                       $  120,024       $ 121,049
                                                   ==========       =========

 4.  ACCOUNTS PAYABLE AND ACCRUED EXPENSES

     Accounts payable at December 31 consist of the following:


                                                      1994             1995
                                                        ( in thousands )

  Outstanding chip and token liability             $      662       $     854
  Casino account deposits                                 940             642
  Unpaid race and sports book winners                      33              26
  Miscellaneous gaming                                    581             850
                                                   ----------       ---------
     Total liabilities related to gaming activities     2,216           2,372
  Accounts payable to vendors                           3,602           4,497
  Hotel deposits                                        1,205           1,415
  Other                                                   352             124
                                                   ----------       ---------
  Total                                            $    7,375       $   8,408
                                                   ==========       =========

     Accrued expenses at December 31 consist of the following:


                                                      1994             1995
                                                        ( in thousands )

  Payroll, related payroll taxes and vacation      $    4,068       $   5,095
  Health and other liability claims                     1,217             548
  Union benefits and dues                                 944             816
  Progressive slot machine liability                      301             226
  Taxes                                                   467             518
  Professional fees                                       312             164
  Incentive and pension plans                           1,509           2,209
  Interest                                                 56              20
                                                   ----------       ---------
  Total                                            $    8,874       $   9,596
                                                   ==========       =========


 5.  LONG-TERM DEBT AND NOTES PAYABLE

     Long-term debt at December 31 consists of the following:


                                                                                      1994             1995
                                                                                          ( in thousands )
First Mortgage Notes maturing on December 31, 2002, bearing interest at the rate of 11% per annum, payable semi-annually on June 30 and December 31, redeemable beginning June 1, 1998, at 104.3125%; 1999 at 102.8750%; 2000 at 101.4375%;
  and 2001 and thereafter at 100%. These notes are collateralized by the
  physical structures comprising the Riviera Hotel and Casino.                      $ 100,000       $ 100,000



                                      F-12


Unsecured, non-interest bearing promissory note in an original principal amount of $4,200,000 (the "Class 4 Note") to settle the claims of architects, contractors, engineers, material suppliers and others, payable in six equal
  semi-annual instalments of $525,000 discounted at 16.8%.                             1,343             484

Two unsecured, non-interest bearing promissory notes in an aggregate original principal amount of $1,312,000 (the "Class 5 Notes") to settle the claims of a construction company and title company, payable in five equal semi-annual payments of $125,167 and a sixth and final instalment of $50,165 and 12 equal monthly
  instalments of $7,000.  Both notes are discounted at 16.8%.                             261               46

Unsecured, non-interest bearing promissory note in an original principal amount of $6,500,000 (the "Class 12 Note ") to settle claims of the general unsecured creditors of Riviera, Inc, payable
  in semi- annual instalments of  $750,000 discounted at 16.8%.                         2,630           1,526

Unsecured, non-interest bearing promissory note in an original principal amount of $8,000,000 (the "Class 13/14 Note") to settle the claims of the former sole shareholder, and his affiliates, payable to a bank in semi-annual instalments of $250,000 until the Class 12 Note is paid in full and commencing on the next payment due thereafter in semi-annual instalments
  of $750,000 discounted at 16.8%.                                                      3,983           4,159

Unsecured, non-interest bearing promissory note in an original principal amount of $4,200,000 (the "Class 4 Note") to settle the claims of architects, contractors, engineers, material suppliers and others, payable in six equal semi-annual
  instalments of $525,000 discounted at 16.8%.                                          1,343              484

Two unsecured, non-interest bearing promissory notes in an aggregate original principal amount of $1,312,000 (the "Class 5 Notes") to settle the claims of a construction company and title company, payable in five equal semi-annual payments of $125,167 and a sixth and final instalment of $50,165 and 12 equal
  monthly instalments of $7,000.  Both notes are discounted at 16.8%.                     261               46

Unsecured, non-interest bearing promissory note in an original principal amount of $6,500,000 (the "Class 12 Note ") to settle claims of the general unsecured creditors of Riviera, Inc, payable
  in semi- annual instalments of  $750,000 discounted at 16.8%.                         2,630           1,526

Unsecured, non-interest bearing promissory note in an original principal amount of $8,000,000 (the "Class 13/14 Note") to settle the claims of the former sole shareholder, and his affiliates, payable to a bank in semi-annual instalments of $250,000 until the Class 12 Note is paid in full and commencing on the next payment due thereafter in semi-annual instalments
  of $750,000 discounted at 16.8%.                                                      3,983           4,159

Notes payable to equipment manufacturers, secured by slot
  machines and other equipment.                                                           291

Capitalized lease obligations (see Note 7).                                             1,640           1,341

Unsecured, promissory notes in the original principal amount of $441,262, bearing interest at the rate of 8.5% per
  annum, payable monthly and maturing December 31, 1998.                                  341             266

Periodic slot payments due customers through 2000, prefunded by                         1,356           1,039
  restricted cash (see Note 1).

Non-qualified pension plan obligation to the CEO of the Company, payable in 20 quarterly instalments upon expiration of his
  employment contract.                                                                  1,310           1,710
                                                                                   ----------      ----------
Total long-term debt                                                                  113,154         110,571
Less current maturities by terms of debt                                                2,983           2,322
                                                                                   ----------      ----------
Total                                                                              $  110,171      $  108,249
                                                                                   ==========      ==========

     Maturities of long-term debt for the years ending December 31 were as follows (in thousands):

1996                                                             $   2,322
1997                                                                 2,055
1998                                                                 1,880
1999                                                                 1,844
2000                                                                 1,897
Thereafter                                                         100,573
                                                                 ---------
Total                                                            $ 110,571
                                                                 =========


     The Indenture for the First Mortgage Notes imposes certain financial covenants and restrictions on the Company, including but not limited to the maintenance of a minimum consolidated net worth, which should not be less than $2,542,000 for any two consecutive fiscal quarters, and limitations on
     (i) dividends on common stock, (ii) liquidation of assets, (iii) incurrence of indebtedness (iv) creation of subsidiaries and joint ventures and (v) capital purchases. Capital purchases are limited to cash expenditures of $7,750,000 for the year ended December 31, 1994 and in succeeding years to $6,000,000 plus 80% of cumulative available cash flow from the Company's inception at July 1, 1993, to the extent that this cash flow has not been utilized in any prior year. Management believes the Company is in compliance with the covenants of the Indenture.

     Effective September 8, 1995, the Board of Directors and holders of 94% of the Company's First Mortgage Notes approved amendments to certain note restrictive covenants. Noteholders who consented to the modification of the restrictive covenants were paid a fee of $5.00 for each $1,000 of Notes held for a total payment of $500,000 which is included in other assets at December 31, 1995 and amortized over the life of the related debt. These costs are being amortized using the straight-line method which approximates the effective interest method over the life of the indebtedness. The amendments to the restrictive covenants were designed to permit the Company's management team to utilize its expertise in turning around troubled gaming properties which are either in or on the verge of bankruptcy and to manage casinos in so called "new venues".

6.   FEDERAL INCOME TAXES

     The Company adopted SFAS 109 effective July 1, 1993. There was no cumulative effect from the application of this standard on the Company's consolidated financial statements. SFAS 109 requires the Company to compute deferred income taxes based upon the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse.

     The effective income tax rates on income attributable to continuing operations differ from the statutory federal income tax rates as follows:

                                        1994                     1995
                                      Amount     Rate       Amount    Rate
                                               ( in thousands )

Taxes at federal statutory rate       $ 2,680    35%       $ 3,386     35%
Other                                     195     2.5          (54)    (1)
                                      -------    ----      -------    ---
Provision for income taxes            $ 2,875    37.5%     $ 3,332    34.0%
                                      =======    ====      =======    ====


     The tax effects of the items comprising the Company's net deferred tax liability at December 31 consist of the following:


                                                      1994             1995
                                                        ( in thousands )
Deferred Tax Liabilities:
  Basis in long-term debt obligations              $      880       $     640
  Reserve differential for hospitality and
    gaming activities                                   1,365           1,090
  Difference between book and tax
    depreciable property                                1,865           4,430
  Other                                                    55             383
                                                   ----------       ---------
     Total                                              4,165           6,543
                                                   ----------       ---------

Deferred Tax Assets:
  Reserves not currently deductible                       965           1,500
  Bad debt reserves                                       325             260
  AMT credit                                              865           1,760
                                                   ----------       ---------
     Total                                              2,155           3,520
                                                   ----------       ---------

  Net deferred tax liability                       $    2,010       $   3,023
                                                   ==========       =========

     The Company has $1,900,000 of income tax credits expiring in years beginning December 31, 1999.

7.   LEASING ACTIVITIES

     The Company leases certain equipment under capital leases. These agreements have been capitalized at the present value of the future minimum lease payments at lease inception and are included with property and equipment. Management estimates the fair market value of the property and equipment subject to the leases approximates the net present value of the leases. The leased property and equipment consist primarily of signs and air conditioning equipment.

     The following is a schedule by year of the minimum rental payments due under capital leases, as of December 31, 1995 (in thousands).

                                                                   Capital
                                                                   Leases

     1996                                                             $ 530
     1997                                                               476
     1998                                                               458
     1999                                                               430
     2000                                                               227
                                                                 ---------
     Total minimum lease payments                                     2,121
     Less taxes, maintenance and insurance                              510
     Less interest portion of payments                                  270
                                                                 ---------
     Present value of net minimum lease payments                  $   1,341
                                                                 =========

     Rental expense for the six months ended December 31, 1993 and years ended December 31, 1994 and 1995 was approximately $122,000, $294,000 and $406,000, respectively.

     In addition, the Company leases retail space to third parties under terms of noncancelable operating leases which expire in various years through 1999. Rental income, which is included in other income, for the six months ended December 31, 1993 and years ended December 31, 1994 and 1995 was approximately $786,000, $1,686,000 and $1,533,000, respectively.

     At December 31, 1995, the Company had future minimum annual rental income due under noncancelable operating leases as follows (in thousands):


     1996                                                             $   1,235
     1997                                                                   456
     1998                                                                   244
     1999                                                                   119
     2000                                                                     4
                                                                      ---------
     Total                                                            $   2,058
                                                                      =========

 8.  COMMITMENTS AND CONTINGENCIES

     The Company is party to several routine lawsuits both as plaintiff and defendant arising from normal operations of a hotel. Management does not believe that the outcome of such litigation in the aggregate, will have a material adverse effect on the financial position or results of operations of the Company.

     The Company, along with most of the other major hotel-casino companies has been named in a class action lawsuit that has been transferred to the United States District Court, for the State of Nevada. The compliant alleges that the defendants have engaged in a course of fraudulent and misleading conduct intended to induce persons to play such games based on a false belief concerning how the gaming machines operate, as well as the extent to which there is an opportunity to win. Management believes that the claims are wholly without merit and does not expect that the lawsuit will have a material adverse effect on the Company's financial position or results of operations.

 9.  EMPLOYMENT AGREEMENTS AND EMPLOYEE BENEFIT PLANS

     Pursuant to the Plan, as of the Effective Date, the Company assumed an employment agreement between the Division and Mr. Westerman, Chairman of the Board and Chief Executive Officer of the Company. This agreement includes an annual base salary, an incentive bonus based upon the extent of adjusted operating earnings, contributions to a Non-Qualified Pension Plan and contributions to a Profit Sharing and 401(k) Plan. In addition, pursuant to the Plan on the Effective Date, the Company assumed a termination fee agreement between the Division and each of the Directors, Executive Officers and Significant Employees pursuant to which each of such employees will be entitled to receive one year's salary and health insurance benefits if their employment with the Company is terminated within one year of a change of control of the Company and without cause, or the involuntary termination of Mr. Westerman.

     The Company has an incentive compensation plan, covering employees of the Company who, in the opinion of the Chairman of the Board, either serve in key executive, administrative, professional or technical capacities with the Company or other employees who also have made a significant contribution to the successful and profitable operation of the Company. The amount of the bonus is based on operating earnings before depreciation, amortization, interest expense, provision for income taxes, extraordinary losses and gains, any provisions or payments made pursuant to the Plan, and any provisions or payments made pursuant to the incentive compensation of the Chairman and Chief Executive Officer. At December 31, 1994 and 1995 the Company recorded accrued bonuses of $1,430,000 and $2,122,000, respectively, based upon the above incentive compensation plan and the incentive compensation plan established for the Chairman of the Board under his employment agreement.

     The Company contributes to multi-employer pension plans under various union agreements to which the Company is a party. Contributions, based on wages paid to covered employees, were approximately $996,000 for the six months ended December 31, 1993 and $1,725,000 and $1,576,000 for the years ended December 31, 1994 and 1995. These contributions were for approximately 1,300 employees including food and beverage employees, room department employees, carpenters, engineers, stage hands, electricians, painters and teamsters. The Company's share of any unfunded liability related to multi-employer plans, if any, is not determinable.

     The Company sponsors a Profit Sharing and 401(k) Plan which incurred administrative expenses of approximately $15,000 for the six months ended December 31, 1993 and $67,000 and $59,000 for the years ended December 31, 1994 and 1995.

     The profit sharing component of the Profit Sharing and 401(k) Plan provides that the Company will make a contribution equal to 1% of each eligible employee's annual compensation if a prescribed annual operating earnings target is attained and an additional 1/10th of 1% thereof for each $200,000 by which operating earnings is exceeded, up to a maximum of 3% thereof. The Company may elect not to contribute to the Profit Sharing and 401(k) Plan if it notifies its employees by January of the Profit Sharing and 401(k) Plan year. An employee will become vested in the Company's contributions based on the employee's years of service. An employee will receive a year of vesting service for each plan year in which the employee completed 1,000 hours of service. Vesting credit will be allocated in

     20% increments for each year of service commencing with the attainment of two years of service. An employee will be fully vested following the completion of six years of service.

     The 401(k) component of the Profit Sharing and 401(k) Plan provides that each eligible employee may contribute up to 15% of such employee's annual compensation, and that the Company will contribute 1% of each employee's annual compensation for each 4% of compensation contributed by the employee, up to a maximum of 2%. All non-union employees of the Company will be eligible to participate in the Profit Sharing and 401(k) Plan after twelve consecutive months of service with the Company.

     At a meeting held on July 27, 1993, the Company's Board of Directors adopted a stock option plan providing for the issuance of both non-qualified and incentive stock options (as defined in the Internal Revenue Code). This stock option plan was ratified by the Company's shareholders at the April 26, 1994 annual meeting. The number of shares available for purchase under the Stock Option Plan as adopted was 120,000 (as adjusted pursuant to antidilution provisions). The stockholders approved a four-for-one stock split, increasing the number of shares of Common Stock available for purchase under the Stock Option Plan to 480,000. Options were granted for 228,000 shares for 1993, 132,000 shares for 1994 and none for 1995, leaving a balance available for future grants of 120,000 shares. No options were exercised in 1994 or 1995.

10.  SUBSEQUENT EVENTS (UNAUDITED)

      On March 5, 1996, the Board of Directors adopted an employee stock purchase plan (the "Stock Purchase Plan"), which was approved by the stockholders on May 10, 1996. A total of 300,000 shares of common stock (subject to adjustment for capital changes) in the aggregate may be granted under the stock purchase plan. The Stock Purchase Plan is administered by the compensation committee. The purchase price per share of stock shall be 85% of per share market value of the common stock on the purchase date. On May 31, 1996, approximately 560 union and non-union employees participated in the 1996 employee stock purchase plan. Under the plan, 137,000 shares were issues to employees at $11.26 (85 percent of market price at May 10, 1996) in notes receivable of $1,383,000 which are payable over two years via payroll deduction.

      On May 10, 1996 the shareholders approved a Nonqualified Stock Option Plan for Non-Employee Directors and a Stock Compensation Plan for Directors Serving on the Compensation Committee (the "Stock Compensation Plan). The total number of shares available for purchase under each plan is 50,000. Under the Stock Compensation Plan 3,103 shares were issued. Options to purchase 4,000 shares at an exercise price of $13.25 were granted to two directors under the Non-Qualified Stock Option Plan for Non-Employee Directors.

      Since August 1996, RGM has been operating the Four Queens on Fremont Street in downtown Las Vegas under an interim management agreement with Elsinore Corporation, the owner of the Four Queens ("Elsinore") for a flat fee of $83,000 per month. A long-term management agreement (the "Management Agreement") with Elsinore goes into effect upon the effective date of the Chapter 11 plan of reorganization of Elsinore, expected to occur by the year end 1996. The term of the Management Agreement is 40 months, subject to earlier termination or extension.

INDEPENDENT AUDITORS' REPORT


To the Board of Directors
Riviera, Inc.:

We have audited the accompanying statements of operations and division deficit and of cash flows for the six month period ended June 30, 1993 of the Casino-Hotel Division (the "Division") of Riviera, Inc. (Predecessor to Riviera Holdings Corporation) (in reorganization under Chapter 11 of the Federal Bankruptcy Code since December 18, 1991; see Note 1). These financial statements are the responsibility of the Division's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements of the Division present fairly, in all material respects, the results of its operations and its cash flows for the six month period ended June 30, 1993 in conformity with generally accepted accounting principles.

As described in Note 1 to the financial statements, since December 18, 1991, the Division operated as a debtor-in-possession under Chapter 11 of the federal bankruptcy laws in the United States Bankruptcy Court for the District of Nevada (the "Court"). At a hearing on February 11, 1993, the Court confirmed the Second Amended Joint Plan of Reorganization (the "Plan") dated January 8, 1993 for Riviera, Inc. The Plan was later modified by an order of the Court entered March 25, 1993 and was further modified by an order entered by the Court on June 4, 1993. The Division continued to conduct business as usual under the supervision of the Court until June 30, 1993, (the "Effective Date").

As described in Note 1 to the financial statements, in accordance with the Plan, on June 30, 1993 Riviera Holdings Corporation (Successor to the Division) received the assets of the Division and substantially all of the Division's liabilities.

The accompanying financial statements have been prepared assuming that the Division will continue as a going concern which contemplates, among other things, the realization of assets and the satisfaction of liabilities in the normal course of business. The Division's recurring losses from operations and Division deficit raise substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also discussed in
Note 1. The financial statements do not include adjustments that might result from the outcome of the uncertainties referred to herein.

As discussed in Note 4 to the financial statements, prior to the Effective Date, the Division was party to numerous lawsuits. As a result of the Plan, certain of such lawsuits were either dismissed or settled on the Effective Date. The ultimate outcome of the remaining and unsettled litigation cannot presently be determined.



DELOITTE & TOUCHE LLP

Las Vegas, Nevada
March 11, 1994

                                  RIVIERA, INC.
                              CASINO-HOTEL DIVISION
                  (Predecessor to Riviera Holdings Corporation)
               (In reorganization under Chapter 11 of the Federal
              Bankruptcy Code since December 18, 1991; see Note 1)

                  STATEMENT OF OPERATIONS AND DIVISION DEFICIT
                  FOR THE SIX MONTH PERIOD ENDED JUNE 30, 1993
                                ( in thousands )
-------------------------------------------------------------------------------


REVENUES: (Note 2)
  Casino                                                              $  38,073
  Rooms                                                                  17,614
  Food and beverage                                                      11,656
  Entertainment                                                           8,059
  Other (Note 3)                                                          4,116
                                                                      ---------
                                                                         79,518
  Less promotional allowances (Note 2)                                    6,816
                                                                      ---------
           Net revenues                                                  72,702
                                                                      ---------

COSTS AND EXPENSES: (Note 2)
  Direct costs and expenses of operating departments:
    Casino                                                               24,559
    Rooms                                                                 8,339
    Food and beverage                                                     7,427
    Entertainment                                                         7,051
    Other                                                                 1,737
  Other operating expenses:
    Selling, general and administrative                                  12,353
    Provision for bad debts                                                 354
    Depreciation and amortization                                         2,622
                                                                      ---------
           Total costs and expenses                                      64,442

INCOME FROM OPERATIONS                                                    8,260

OTHER INCOME (EXPENSE):
  Interest, net of amounts capitalized (contractual
    interest of $10,397 for the six months ended
    June 30, 1993) (Note 2)                                              (2,832)
  Interest income                                                           200
                                                                      ---------
           Total other income (expense)                                  (2,632)

 NET INCOME                                                               5,628

DIVISION DEFICIT, BEGINNING OF PERIOD                                  (114,358)

DIVISION DEFICIT, END OF PERIOD                                       $(108,730)
                                                                      =========


See notes to financial statements.

                                  RIVIERA, INC.
                              CASINO-HOTEL DIVISION
                  (Predecessor to Riviera Holdings Corporation)
               (In reorganization under Chapter 11 of the Federal
              Bankruptcy Code since December 18, 1991; see Note 1)

                             STATEMENT OF CASH FLOWS
                  FOR THE SIX MONTH PERIOD ENDED JUNE 30, 1993
                                ( in thousands )
------------------------------------------------------------------------------------------------------------------------


CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                                            $  5,628
  Adjustments to reconcile net income to net cash provided by operating activities:
    Depreciation and amortization                                                          2,622
    Provision for bad debts                                                                  354
    Provision for gaming discounts                                                            90
    Interest expense, net of amount capitalized                                            2,832
    Interest paid, net of amount capitalized                                              (2,756)
    Changes in operating assets and liabilities:
      Decrease in accounts receivable                                                         86
      Increase in inventories                                                               (352)
      Increase in prepaid expenses and other assets                                       (2,177)
      Increase in restricted cash for periodic slot payments                                 379
      Liabilities not subject to compromise:
         Decrease in accounts payable                                                     (2,208)
         Increase in accrued expenses                                                      5,404
      Liabilities subject to compromise:
         Increase in accounts payable                                                        912
         Decrease in accrued liabilities                                                  (2,297)
           Net cash provided by operating activities                                       8,517
                                                                                        --------

CASH FLOWS FROM INVESTING ACTIVITIES - Capital expenditures for
  property and equipment                                                                  (1,478)

CASH FLOWS FROM FINANCING ACTIVITIES -
  Payments on long-term borrowings                                                        (2,311)

INCREASE IN CASH AND CASH EQUIVALENTS                                                      4,728

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                                            16,659
                                                                                        --------

CASH AND CASH EQUIVALENTS, END OF PERIOD                                                $ 21,387
                                                                                        ========


See notes to financial statements.

RIVIERA, INC.
CASINO-HOTEL DIVISION

(Predecessor to Riviera Holdings Corporation)
(In reorganization under Chapter 11 of the Federal Bankruptcy Code since December 18, 1991;
see Note 1)

NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------


1.   PETITION FOR RELIEF UNDER CHAPTER 11 OF THE UNITED STATES BANKRUPTCY CODE

     a.  Petition for Relief Under Chapter 11

         On December 18, 1991, Riviera, Inc. (the corporation of which the Riviera Hotel & Casino (the "Division") is a division) filed a petition for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Nevada (the "Court"). Under Chapter 11, certain claims against Riviera, Inc. in existence prior to the filing of the petitions are stayed while the Division continued business operations as a debtor-in-possession. Claims collateralized by the assets of the Division were stayed, although the holders of such claims had the right to move the Court for relief from the stay. During 1991, 1992 and 1993, Riviera, Inc. filed various plans of reorganization with the Court. At a hearing on February 11, 1993, the Court confirmed the Second Amended Joint Plan of Reorganization dated January 8, 1993 for Riviera, Inc. The Second Amended Joint Plan of Reorganization was modified by an order of the Court entered March 25, 1993, and was further modified by an order entered by the Court on June 4, 1993 (the Second Amended Joint Plan of Reorganization as modified by the March 25 Confirmation Order and the June 4 Confirmation Order is referred to herein as the "Plan").

     b.  Reorganization

         The Plan was filed jointly by Riviera, Inc. and the Official Bondholders' Committee (the "OBC") appointed in the Reorganization Case. The OBC was appointed to represent the interests of the holders of Floating Rate First Mortgage Notes, Floating Rate First Mortgage Reset Notes and Second Series Floating Rate Notes (collectively, the "Riviera Notes") in the aggregate principal amount of $126,000,000. For financial reporting purposes the effective date of the Plan occurred on midnight June 30, 1993 (the "Effective Date") with the following events transpiring:

         o All of the assets of the Division were acquired by Riviera Holdings Corporation and its subsidiary ("RHC") and substantially all of the remaining liabilities of the Division were transferred to RHC;

         o    The Riviera Notes were canceled;

         o RHC issued an aggregate amount of approximately 120,000 shares of its common stock, par value $.001 per share (the "Common Stock"), to Riviera Note holders (i.e., 1.2 shares of Common Stock, subject to rounding, for each $1,260 principal amount of Riviera Notes);

         o RHC (a) issued an aggregate of $100,000,000 principal amount of 11% first mortgage notes due December 31, 2002 (the "RHC First Mortgage Notes") to Riviera Note holders (i.e., $1,000 in principal amount of RHC First Mortgage Notes, subject to rounding, for each $1,260 principal amount of Riviera Notes) and (b) paid to Riviera Note holders an amount equal to 11% per annum on $100,000,000 accruing from April 1, 1993 to the Effective Date;

         o RHC paid $1,050,000 and issued to a disbursing agent for the benefit of Nikita Zukov and Nikita Zukov, Architect, P.C. an unsecured, non-interest bearing promissory note in the principal amount of $3,150,000 for the remaining settlement amount (the "Class 4 Note") with an imputed interest rate of 16.8%. The Division recorded in other accrued expenses at December 31, 1992 a provision for this settlement;

         o RHC paid $553,000 and issued to a disbursing agent for the benefit of Sequoia Construction, Inc. and certain other persons two unsecured, non-interest bearing promissory notes in an aggregate principal amount of $591,000 (the "Class 5 Notes") with an imputed interest rate of 16.8%. The Division recorded in other accrued expenses at December 31, 1992 a provision for this settlement;

         o RHC paid $1,000,000 and issued to a disbursing agent for the benefit of the general unsecured creditors of the Division an unsecured, non-interest bearing promissory note in the principal amount of $5,500,000, for the remaining settlement amount (the "Class 12 Note") with an imputed interest rate of 16.8%;

         o RHC issued to a disbursing agent for the benefit of Meshulam Riklis, the sole shareholder of Riviera, Inc., and his affiliates an unsecured, non-interest bearing promissory note in the principal amount of $8,000,000 (the "Class 13/14 Note"); and

         o RHC assumed certain employment and termination fee agreements between Riviera, Inc. and the executive officer and key employees of the Division.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Presentation

     The accompanying financial statements have been prepared on a going concern basis and comprehend Statement of Position 90-7, Financial Reporting by Entities in Reorganization Under the Bankruptcy Code, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. During the year ended December 31, 1992, the Division incurred a net loss of $80,905,129 (which in 1992 includes a recognized loss on permanent impairment of assets of $85,220,644). Also, the Division was unable to fund the quarterly interest payments due May 1, August 1, and November 1, 1991 relating to the Riviera Notes. The financial statements do not include all of the consequences of the proceedings under Chapter 11 as discussed in Note 1. Particularly, such financial statements do not purport to show, with respect to the reorganization proceedings and events which transpired on the Effective Date in accordance with the Plan, (1) the realizable value of assets on a liquidation basis or their ability to satisfy liabilities, (2) the total amount of liabilities and contingencies which may be allowed, or the status and priority of such liabilities and contingencies, (3) the effect upon Division equity accounts of the reorganization, (4) as to operations, the effect of any changes that may be made to Division's business, pursuant to the Plan. Prior to the Effective Date the Division's ability to continue as a going concern was dependent upon its:

     o Obtaining the requisite regulatory approvals required by the State of Nevada, including approvals by the gaming authorities.

     o Obtaining sufficient cash to fund all distributions and cash reserves required at the time the Plan becomes effective.

     o Achieving profitable operations and sufficient cash flows to meet future obligations required by the Plan.

     The financial statements do not include all adjustments that might be necessary should the Division be unable to continue as a going concern.

     Mr. Meshulam Riklis is the sole owner of all the common stock of Riviera, Inc. The Riviera, Inc., Casino-Hotel Division includes the operations of the Riviera Hotel & Casino only, and does not include any other operations or investments of Riviera, Inc.; Mr. Riklis' ownership interest in the Riviera Hotel & Casino was terminated on the Effective Date.

     For purposes of these financial statements, the term "Affiliate" includes all entities in which Mr. Riklis has an ownership or controlling interest.

     Nature of Operations

     The sole line of business of the Division was the operation of the Riviera Hotel and Casino in Las Vegas, Nevada. The Division was engaged in a single industry segment, the operation of a hotel/casino with restaurants and related facilities.

     Casino operations are subject to extensive regulation in the State of Nevada by the Gaming Control Board and various other state and local regulatory agencies. Management believes that the Division's procedures for supervising casino operations, for recording casino and other revenues and for granting credit complied in all material respects with the applicable regulations.

     Property and Equipment

     Depreciation is computed by the straight-line method over the shorter of the estimated useful lives or lease terms, if applicable, of the related assets, which range from 8 to 30 years. The costs of normal maintenance and repairs are charged to expense as incurred. Gains or losses on disposals are recognized as incurred.

     Casino Revenue

     The Division recognized, as gross revenue, the net win from gaming activities, which is the difference between gaming wins and losses.

     Promotional Allowances

     Promotional allowances consist primarily of accommodations, entertainment, and food and beverage services furnished without charge to customers. The retail value of such services is included in the respective revenue classifications and is then deducted as promotional allowances.

     The estimated costs of providing promotional allowances are classified as costs of the casino operating department through interdepartmental allocations for the six months ended June 30, 1993 are as follows:

                                                                (in thousands)
     Rooms                                                         $    899
     Food and beverage                                                3,856
     Entertainment                                                    1,197
                                                                   --------
     Total costs allocated to casino operating department          $  5,952
                                                                   ========


     Interest Costs

     The Division determined that there was insufficient collateral to cover the interest on the $126,000,000 aggregate principal amount of Riviera Notes due November 1, 1993 and certain other unsecured prepetition debt of Riviera, Inc. Therefore, in accordance with provisions of the Bankruptcy Code, the Division discontinued accruing interest on these obligations subsequent to December 18, 1991, the date the bankruptcy petition was filed. If accrued, interest expense on these obligations for the six month period ended June 30, 1993 would have totaled $10,397,000 which includes the 2.5% default interest rate on the Riviera Notes.

     Income Taxes

     Effective January 1, 1989, Riviera, Inc. elected to be treated as an S Corporation as prescribed under Section 1362 of the Internal Revenue Code. As an S Corporation, items of income, loss and credits generated by the Division flow through directly to the sole stockholder and are included in determining the tax liability of the sole stockholder. Accordingly, no recognition has been given to income taxes in the accompanying financial statements.

     Statement of Cash Flows

     The Division recorded property and accrued liabilities of $4,588,000 in connection with two settlements.

     Reclassifications

     Certain reclassifications have been made to the 1993 financial statements to conform with the current year presentation of RHC, the successor.

 3.  LEASING ACTIVITIES

     Rental expense for the six months ended June 30, 1993 was approximately $194,000.

     In addition, the Division leases retail space to third parties under terms of non-cancelable operating leases which expire in various years through 1999. Rental income, which is included in other income, for the six months ended June 30, 1993 was approximately $833,000.

 4.  COMMITMENTS AND CONTINGENCIES

     Prior to the Effective Date, the Division was party to numerous lawsuits. As a result of the Plan, certain of such lawsuits were either dismissed or settled on the Effective Date and to a large extent RHC was substituted for the Division with respect to these matters. Other lawsuits or contingencies remain unresolved and their outcome cannot presently be determined. The following summarizes the status of the litigation and contingencies which the Division was party to:

     o In January 1990, the Division commenced an action against its former architect, claiming the architect had breached his agreements to the substantial damage of the Division pursuant to which he was to render architectural and other services. In February 1990, the architect asserted counterclaims against the Division for breach of the agreements in excess of $6,800,000 and for alleged damages in excess of $50,000 for claimed copyright infringement of architectural plans. Management of the Division negotiated a settlement with the architect for $4,200,000 which was included as part of the reorganization plan and became the liability of RHC on the Effective Date.

     o The Division was a defendant in a lawsuit brought by a contractor to foreclose on liens in the total amount of $2,800,000 for retention monies allegedly owed to the contractor by the Division for construction of the casino expansion and other improvements. The Division filed a counterclaim against the contractor alleging failure by the contractor to complete the work and faulty workmanship. Management of the Division negotiated a settlement with the contractor for $1,300,000 which was included as part of the Plan and became the liability of RHC on the Effective Date.

     o The Pension Benefit Guaranty Corporation (the "PBGC") has asserted a claim in the Reorganization Case on the theory that Riviera, Inc. is a member of a controlled group, as that term is used in the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), with certain entities owned or controlled by Meshulam Riklis, the sole shareholder of Riviera, Inc. In particular, the PBGC claims that if certain pension plans (the "ERISA Plans") sponsored by other members of the controlled group are terminated prior to the date of entry of the order confirming the Plan, then Riviera, Inc. would be jointly and severally liable, along with the other members of the controlled group, for minimum funding contributions required by ERISA in an estimated amount of approximately $1,400,000 and for unfunded benefit liabilities in an estimated amount of approximately $42,300,000. Management has been informed by the sponsors of the ERISA Plans that none of the ERISA Plans had been terminated as of the date of entry of the order confirming the Plan. In addition, the PBGC has asserted that Riviera, Inc. would remain liable for minimum funding contributions and unfunded benefit liabilities in the event that the ERISA Plans are terminated after the filing of the confirmation order. Riviera, Inc. disputes the amount and validity of all of the claims of the PBGC. The Plan provided that Riviera, Inc. will remain liable for all PBGC claims (other than any portion thereof which is found to be an administrative claim or a priority tax claim) and that RHC will be liable for such claims. The PBGC has asserted that approximately $1,400,000 of its claims constitutes an administrative claim or a priority tax claim which, pursuant to the Plan, would be liabilities of RHC. Although management believes that such assertion is without merit, Riviera, Inc. and Meshulam Riklis are required to indemnify RHC for any amounts RHC is required to pay in connection with any portion of the PBGC claims which is determined to be an administrative claim or a priority tax claim. There can be no assurance that Riviera, Inc. or Meshulam Riklis will have the capacity to discharge any indemnification obligations when and if a claim for indemnification for PBGC claims is made by RHC. Management does not believe that the outcome of the PBGC claims will have a material adverse effect on the results of operations and financial condition of RHC.

     o Arthur Waltzman, former Chairman of the Board of the Division, and the Division entered into an employment agreement dated June 1, 1990. On January 8, 1992, the Division terminated Mr. Waltzman's employment. On February 13, 1992, Mr. Waltzman filed a proof of claim in the Reorganization Case in the amount of $2,650,000. The Division objected to the claim and Mr.

         Waltzman reduced the claim to $1,987,000. On February 25, 1992, the Court approved the Division's motion for an order Authorizing Rejection of Executory Contract, which approved the Division's rejection of Mr. Waltzman's employment agreement prior to its stated termination date of December 31, 1993. The Court determined the value of Mr. Waltzman's claim for purposes of distribution under the Plan to be $525,000. Pursuant to the terms of the Plan, Mr. Waltzman's claim was included in the Class 12 Note of $6,500,000 (see
         Note 1) which became the liability of RHC on the Effective Date.

5.   EMPLOYMENT AGREEMENTS AND EMPLOYEE BENEFIT PLANS

     Pursuant to the Plan, as of the Effective Date, RHC assumed employment agreements between the Division and Mr. Westerman, Chairman of the Board and Chief Executive Officer of the Division. These agreements include an annual base salary, an incentive bonus based upon the extent of adjusted operating earnings, contributions to a Non-Qualified Pension Plan and contributions to a Profit Sharing and 401(k) plan. In addition, the Plan also provides that, on the Effective Date, RHC assumed a termination fee agreement between the Division and each of the Directors, Executive Officers and Significant Employees pursuant to which each of such employees will be entitled to receive one year's salary and health insurance benefits if their employment with RHC is terminated within one year due to a change in control of RHC or the involuntary termination of Mr. Westerman.

     During 1992, the Division established an incentive compensation plan, which became effective upon approval of the Plan, whereby employees of the Division who, in the opinion of the Chairman of the Board, either serve in key executive, administrative, professional or technical capacities with the Division or other employees who also have made a significant contribution to the successful and profitable operation of the Division. The amount of the bonus is based on operating earnings before depreciation, amortization, interest expense, provision for income taxes, extraordinary losses and gains, any provisions or payments made pursuant to the Plan, and any provisions or payments made pursuant to the Incentive Compensation of the Chairman and Chief Executive Officer.

     The Division contributes to multi-employer pension plans under various union agreements to which the Division is a party. Contributions, based on wages paid to covered employees, for the six months ended June 30, 1993 was approximately $815,000. These contributions were for approximately 1,300 employees for the six months ended June 30, 1993 including food and beverage employees, room department employees, carpenters, engineers, stage hands, electricians, painters and teamsters. The Division's share of any unfunded liability related to multi-employer plans, if any, is not determinable.

     On April 1, 1992, the Division established a profit sharing and 401(k) plan, which did not require the Division to match any portion of the employees' contributions to the profit sharing and 401(k) plan. During the six months ended June 30, 1993, the Division incurred administrative expenses for the Profit Sharing and 401(k) Plan of approximately $15,000. On the Effective Date, RHC assumed the combined profit sharing plan and 401(k) plan of the Division (the "Profit Sharing and 401(k) Plan") which became retroactive to January 1, 1993. RHC will continue such Profit Sharing and 401(k) Plan after the Effective Date.

     The profit sharing component of the Profit Sharing and 401(k) Plan provides that as of the quarter following the Effective Date RHC will make a contribution equal to 1% of each eligible employee's annual compensation if a prescribed annual operating earnings target is attained and an additional 1% if the prescribed operating earnings target is exceeded by at least $2,000,000. An employee will become vested in RHC's contributions based on the employee's years of service. An employee will receive a year of service for each plan year in which the employee completed 1,000 hours of service. Vesting credit will be allocated in 20% increments for each year of service commencing with the attainment of two years of service. An employee will be fully vested following the completion of six years of service.

     The 401(k) component of the Profit Sharing and 401(k) Plan provides that each eligible employee may contribute up to 15% of such employee's annual compensation, and that RHC will contribute 1% of such employee's annual compensation for each 4% of compensation contributed by the employee, up to a maximum of 2% of the employee's compensation. All non-union employees of RHC will be eligible to participate in the Profit Sharing and 401(k) Plan after twelve consecutive months of service at RHC.

            [Photographs of the interior and exterior of the Riviera]


No dealer, salesperson or other person has been
authorized to give any information or to make
and representation not contained in this                         3,000,000 Shares
Prospectus and, if given or made, such
information or representation must not be relied
upon as having been authorized by the Company,
any Selling Shareholder or any other person.                     Riviera Holdings
This Prospectus does not constitute an offer to
sell or a solicitation of an offer to buy any of                    Corporation
the securities offered hereby by anyone in any
jurisdiction in which such offer or solicitation
is not authorized or in which the person making
such offer or solicitation is not qualified to
do so or to any person to whom it is unlawful to
make any such offer or solicitation.  Neither the
delivery of this Prospectus nor any sale made
hereunder shall, under any circumstances, create
any implication that the information contained
herein is correct as of any time subsequent to the
date of this Prospectus or that there has been no
change in the affairs of the Company since such
date.                                                                 --------
                    -------------------
                                                                     Prospectus
                     TABLE OF CONTENTS
                                                   Page               --------

Prospectus Summary................................  3
Risk Factors......................................  7
The Riviera History...............................  9
Use of Proceeds................................... 10
Price Range of Common Stock....................... 11
Dividend Policy................................... 11
Capitalization.................................... 12        Ladenburg, Thalmann & Co. Inc.
Selected Financial Data........................... 13
Management's Discussion and                                 Raymond James & Associates, Inc.
  Analysis of Financial Condition
  and Results of Operations....................... 15
Business.......................................... 23
Management........................................ 37
Principal and Selling Shareholders................ 44
Certain Relationships and
  Related Transactions............................ 46
Description of Capitalization..................... 47
Underwriting...................................... 51
Legal Matters..................................... 52
Experts........................................... 52
Available Information............................. 52            Dated      , 1996
Index to Financial Statements.....................F-1




                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.  Other Expenses of Issuance and Distribution

          The following table sets forth an itemized statement of all fees and expenses in connection with the distribution of the securities being registered pursuant to this Registration Statement, all of which fees and expenses will be paid by the Registrant:

         Securities and Exchange Commission registration fee..........$17,844.83
         National Association of Securities Dealers, Inc. fee.........  5,675.00
         American Stock Exchange listing fee..........................
         Printing.....................................................       *
         Accountants' fees and expenses...............................       *
         Blue Sky fees and expenses...................................       *
         Legal fees and expenses......................................       *
         Miscellaneous................................................       *
                                                                         -----
                  Total...............................................  $    *
                                                                          ====
----------
*  Estimates.


Item 14.  Indemnification of Directors and Officers

     Nevada law provides that Nevada corporations may include within their articles of incorporation provisions eliminating or limiting the personal liability of their directors and officers in shareholder actions brought to obtain damages for alleged breaches of fiduciary duties, as long as the alleged acts or omissions did not involve intentional misconduct, fraud, a knowing violation of law or payment of dividends in violation of the Nevada statutes. Nevada law also allows Nevada corporations to include in their articles of incorporation or bylaws provisions to the effect that expenses of officers and directors incurred in defending a civil or criminal action must be paid by the corporation as they are incurred, subject to an undertaking on behalf of the director or officer that he or she will repay such expenses if it is ultimately determined by a court of competent jurisdiction that such officer or director is not entitled to be indemnified by the corporation because such officer or director did not act in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation.

     Nevada law provides that Nevada corporations may eliminate or limit the personal liability of its directors and officers. This means that the articles of incorporation could state a dollar maximum for which directors would be liable, either individually or collectively, rather than eliminating liability to the full extent permitted by the law.

     The Articles of the Registrant provide that a director or officer of the Registrant shall not be personally liable to the Registrant or its shareholders for damages for any breach of fiduciary duty as a director or officer, except for liability for (i) acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, or (ii) the payment of distributions in violation of NRS 78.300. In addition, NRS 78.751 and Article VII of the Bylaws of the Registrant, under certain circumstances, provide for the indemnification of the officers and directors of the Registrant against liabilities which they may incur in such capacities. A summary of the circumstances in which such indemnification is provided for is set forth in the following paragraph, but such summary is qualified in its entirety by reference to Article VII of the Bylaws of the Registrant.

     In general, any director or officer of the Registrant (an "Indemnitee") who was or is a party to, or is threatened to be made a party to, or is otherwise involved in any threatened, pending or completed action or suit (including without limitation an action, suit or proceeding by or in the right of the Registrant), whether civil, criminal, administrative or investigative (a "Proceeding") by reason of the fact that the Indemnitee is or was a director or officer of the Registrant or is or was serving in any capacity at the request of the Registrant as a director, officer, employee, agent, partner or fiduciary of, or in any other capacity for, another corporation or any partnership, joint venture, trust or other enterprise shall be indemnified and held harmless by the Registrant for actions taken by the Indemnitee and for all omissions to the full extent permitted by Nevada law against all expense, liability and loss (including without limitation attorneys' fees, judgments, fines, taxes, penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by the Indemnitee in connection with any Proceeding. The rights to indemnification specifically include the right to reimbursement from the Registrant for all reasonable costs and expenses incurred in connection with the Proceeding and indemnification continues as to an Indemnitee who has ceased to be a director or officer. The Board of Directors may include employees and other persons as though they were Indemnitees. The rights to indemnification are not exclusive of any other rights that any person may have by law, agreement or otherwise.

     The Bylaws also provide that the Registrant may purchase and maintain insurance or make other financial arrangements on behalf of any person who otherwise qualifies as an Indemnitee under the foregoing provisions. Other financial arrangements to assist the Indemnitee are also permitted, such as the creation of a trust fund, the establishment of a program of self-insurance, the securing of the Registrant's obligation of indemnification by granting a security interest or other lien on any assets (including cash) of the Registrant and the establishment of a letter of credit, guarantee or surety.

     The Registrant and ROC have entered into agreements with each of their respective directors, executive officers and significant employees providing for indemnification by the Registrant and ROC of each of them to the extent permitted by the Articles of Incorporation and the Bylaws.


Item 15.  Recent Sales of Unregistered Securities

     On the Effective Date, the Registrant issued an aggregate of 120,000 shares of Common Stock to the holders of Riviera Notes and an aggregate of $100,000,000 principal amount of First Mortgage Notes to the holders of Riviera Notes. The distribution of the Common Stock and the First Mortgage Notes was pursuant to the Plan and was exempt from the registration requirements of the Securities Act and state laws pursuant to Section 1145 of the Bankruptcy Code.


Item 16.  Exhibits and Financial Statement Schedules

     (a)  Exhibits

         The following exhibits are filed herewith:

Exhibit
Number           Description
------           -----------

1.1**            Underwriting Agreement

2.1* Second Amended Joint Plan of Reorganization dated January 8, 1993 (see Exhibit 2.1 to Form 10, Commission File No. 0-21430)

Exhibit
Number           Description
------           -----------

2.2* Order Confirming Second Amended Joint Plan of Reorganization, entered March 25, 1993 (see Exhibit T3E-1 to Form T-3, Commission File No. 22-24540)

2.3* Modified and Restated Second Amended Joint Plan of Reorganization, dated June 2, 1993 (see Exhibit 2.3 to Form 10, Commission File No. 0-21430)

2.4* Order Confirming Modified and Restated Second Amended Joint Plan of Reorganization, entered June 4, 1993 (see Exhibit 2.4 to Form 10, Commission File No. 0-21430)

3.1* Second Amended and Restated Articles of Incorporation of the Registrant filed May 10, 1996 (see Exhibit 4.1 to the Registration Statement on Form S-8 filed with the Commission May 13, 1996)

3.2* Bylaws of the Registrant (see Exhibit 3.2 to the Registration Statement on Form S-1 filed with the Commission on August 11,
                 1993)

4.1* Equity Registration Rights Agreement, dated June 30, 1993, among the Registrant and the Holders of Registrable Shares (see Exhibit 10.9 to the Registration Statement filed with the Commission on August 11, 1993)

5**              Opinion of Dechert Price & Rhoads regarding validity of the
                 Common Stock

10.1* Lease Agreement between Riviera, Inc. and Mardi Gras Food Court, Inc. dated April 1, 1990 (see Exhibit 10.1 to the Registration Statement on Form 10, Commission File No. 0-21430)

10.2* Amendment to Lease Agreement between Riviera, Inc. and Mardi Gras Food Court, Inc. dated April 1, 1990 (see Exhibit 10.2 to the Registration Statement on Form S-1 filed with the Commission on August 11, 1993)

10.3* Amendment dated February 19, 1995 to Lease Agreement between Riviera, Inc. and Mardi Gras Food Court, Inc. (see Exhibit
                 10.28 to Form 10-K filed with the Commission on March 23, 1995)

10.4* Lease Agreement between Riviera, Inc. and Leroy's Horse and Sports Place (see Exhibit 10.3 to the Registration Statement on Form 10, Commission File No. 0-21430)

Exhibit
Number           Description
------           -----------

10.5*            Indemnity Agreement, dated June 30, 1993, from Riviera, Inc.
                 and Meshulam Riklis in favor of the Registrant and Riviera Operating Corporation (see Exhibit 10.7 to the Registration Statement filed with the Commission on August 11, 1993)

10.6* Indemnity Agreement, dated June 30, 1993, from the Registrant in favor of IBJ Schroder Bank & Trust Company (see Exhibit 10.8 to the Registration Statement filed with the Commission on August 11, 1993)

10.7* The Registrant's Class 12 Non-Negotiable Unsecured Promissory Note (see Exhibit 10.13 to the Registration Statement filed with the Commission on August 11, 1993)

10.8*            The Registrant's Class 13/14 Unsecured Promissory Note (see
                 Exhibit 10.14 to the Registration Statement filed with the Commission on August 11, 1993)

10.9* Operating Agreement, dated June 30, 1993, between the Registrant and Riviera Operating Corporation (see Exhibit 10.15 to the Registration Statement filed with the Commission on August 11, 1993)

10.10* Adoption Agreement regarding Profit Sharing and 401(k) Plans of the Registrant (see Exhibit 10.16 to this Registration Statement filed with the Commission on August 11, 1993)

10.11* Howard Johnson & Company Regional Defined Contribution Plan, dated March 16, 1990 (adopted by the Registrant pursuant to the Adoption Agreement filed as Exhibit 10.17 to this Registration Statement filed with the Commission on August 11, 1993)

10.12* Form of Termination Fee Agreement (see Exhibit 10.20 to the Registration Statement on Form 10, Commission File No. 0-21430)

10.13* Restricted Account Agreement, dated June 30, 1993, among Riviera Operating Corporation, IBJ Schroder Bank & Trust Company and Bank of America Nevada (see Exhibit 10.22 to this Registration Statement filed with the Commission on August 11,
                 1993)

10.14* Disbursement Agreement, dated June 30, 1993, between the Registrant and IBJ Schroder Bank & Trust Company (see Exhibit
                 10.23 to this Registration Statement filed with the Commission on August 11, 1993)

Exhibit
Number           Description
------           -----------


10.15* Tax Sharing Agreement between the Registrant and Riviera Operating Corporation dated June 30, 1993 (see Exhibit 10.24 to Amendment No. 1 to this Registration Statement filed with the Commission on August 19, 1993)

10.16* The Registrant's 1993 Stock Option Plan (see Exhibit 10.25 to Amendment No. 1 to this Registration Statement filed with the Commission on August 19, 1993)

10.17* The Registrant's Stock Purchase Plan (see Exhibit 4.5 to the Registration Statement on Form S-8 filed with the Commission on May 13, 1996)

10.18* The Registrant's Nonqualified Stock Option Plan for Non-Employee Directors (see Exhibit 4.6 to the Registration Statement on Form S-8 filed with the Commission on May 13,
                 1996)

10.19* The Registrant's Stock Compensation Plan for Directors Serving on the Compensation Committee (see Exhibit 4.7 to the Registration Statement on Form S-8 filed with the Commission on May 13, 1996)

10.20* Form of Stay Bonus Agreement (see Exhibit 10.27 to Form 10-Q filed with the Commission on November 9, 1994)

10.21* Amendment dated September 30, 1994, to Employment Agreement between Riviera, Inc. and William L. Westerman. (see Exhibit
                 10.29 to Form 10-K filed with the Commission on March 23, 1995)

10.22**          Form of Management Agreement for the Four Queens Hotel & Casino

10.23* Indenture, dated June 30, 1993, among the Registrant, Riviera Operating Corporation and IBJ Schroder Bank & Trust Company (see Exhibit 4.1 to the Registration Statement on Form S-1 filed with the Commission on August 11, 1993)

10.24* First Supplemental Indenture, dated June 30, 1993, among the Registrant, Riviera Operating Corporation and IBJ Schroder Bank & Trust Company (see Exhibit 4.2 to the Registration Statement on Form S-1 filed with the Commission on August 11, 1993)

10.25* First Amendment to First Supplemental Indenture entered into by the Registrant, Riviera Operating Corporation and IBJ Schroder Bank & Trust Company dated as of September 8, 1995 (See Exhibit
                 4.11 to Post-effective Amendment No. 3 to the Registration Statement on Form S-1 filed with the Commission on July 3,
                 1996)

Exhibit
Number           Description
------           -----------

21**             Subsidiaries of the Registrant

23.1             Consent of Deloitte & Touche LLP

--------------------
* Previously filed with the Commission with the Company's Registration Statement on Form S-1 or as otherwise indicated.

**   To be filed by amendment.

     (b)  Financial Statement Schedules

     No financial statement schedules have been filed herewith since they are either not required, are not applicable, or the required information is shown in the consolidated financial statements or related notes.


Item 17.  Undertakings

     a. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  b.       The undersigned registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Las Vegas, State of Nevada, on October 22, 1996.

                                       RIVIERA HOLDINGS CORPORATION



                                       By:  /s/ William L. Westerman
                                            ----------------------------------
                                                    William L. Westerman
                                           Chief Executive Officer and President
                                           (principal executive officer)


     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of William L. Westerman and Duane R. Krohn his true and lawful attorney-in-fact and agent with full power of substitution and resubstitution and to act without the other, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of their substitutes may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Signature                                   Title                               Date
---------                                   -----                               ----

                                            Chairman of the Board, Chief
  /s/ William L. Westerman                  Executive Officer and President     October 22, 1996
------------------------------------
William L. Westerman
                                            Treasurer (principal
                                            financial and accounting
  /s/ Duane R. Krohn                        officer)                            October 22, 1996
------------------------------------
Duane R. Krohn


  /s/ Robert R. Barengo                              Director                   October 22, 1996
------------------------------------
Robert R. Barengo


  /s/ William Friedman                               Director                   October 22, 1996
William Friedman


  /s/ Philip P. Hannifin                             Director                   October 22, 1996
-----------------------------------------
Philip P. Hannifin